SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of Februaru 2010

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒       Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:   ☐       No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:   ☐       No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐       No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Itaú Unibanco Holding S.A.

UNIBANCO
Itaú

Índice de Sustentabilidade Empresarial ISE
Carteira 2008 - 2009

ITUB LISTED NYSE

NÍVEL 1 BOVESPA BRASIL

Dow Jones Sustainability Indexes
Member 2009/10

Management Discussion & Analysis and
Complete Financial Statements

4th Quarter 2009

Itaú Unibanco

Contents

Management Discussion and Analysis	1

Complete Financial Statements	40

ITAÚ UNIBANCO HOLDING S.A.

INFORMATION ON THE RESULTS FOR 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in the results of the new institution, for the effect of comparability, the data related to 2008 takes into consideration the addition of Banco Itaú and Unibanco figures.

1.
Net income amounted to R$ 10.1 billion for 2009, with a return of 21.4% on average equity, which represents an increase of 0.6% as compared to 2008. Recurring net income was R$ 10.5 billion, with a return of 22.3%. Consolidated stockholders’ equity totaled R$ 50.7 billion at December 31, 2009. Basel ratio stood at 16.7% at the end of the period, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 61.5%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 175.1 billion at the end of December. According to the company Bloomberg, Itaú Unibanco ranked ninth among banks in the world at December 31, 2009, having market value as parameter.

3.
Itaú Unibanco paid or provided for taxes and contributions in the amount of R$ 14.1 billion in 2009. The Bank also withheld and passed on taxes of customers, which were directly levied on financial operations, in the amount of R$ 8.1 billion.

4.
At the end of December, consolidated assets reached R$ 608.3 billion, the highest among the private financial groups of Southern Hemisphere. The loan portfolio, including endorsements and sureties, reached R$ 278.4 billion, an increase of 2.4% as compared to December 31, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$ 103.1 billion, with a growth of 10.7%. The very small, small and middle-market company segment reached R$ 61.0 billion. In its turn, the large company segment reached R$ 88.9 billion.

5.
Free, raised and managed assets amounted to R$ 855.1 billion, an increase of 5.9% as compared to December 31, 2008. Technical provisions for insurance, pension plan and capitalization totaled R$ 52.4 billion at the end of December 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 17.8 billion, and of securitization that totaled R$ 1.4 billion in 2009. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking regarding distribution of fixed income, Itaú BBA occupies the first position in 2009. In capital markets, it coordinated public offerings of shares that totaled R$ 14.2 billion. In the ANBIMA ranking regarding origination of variable income, it occupies the first position in 2009 with 55% of market share of number of offerings.

7.
At the end of 2009, Itaú Unibanco employed 102 thousand people. The employees’ fixed compensation plus charges and benefits totaled R$ 8.6 billion for the year. Welfare benefits granted to employees and their dependants totaled R$ 1.5 billion. In addition, approximately R$ 117 million was invested in education, training and development programs.

8.
Itaú Unibanco and Porto Seguro entered on August 23 into an alliance aimed at the unification of residence and automobile insurance operations for the exclusive offer and distribution of products of these segments to customers of the Itaú Unibanco branch network in Brazil and Uruguay.

9.
For the tenth consecutive year, Itaú Unibanco was selected to make up the portfolio of the Dow Jones Sustainability World Index (DJSI), in its 2009/2010 review, comprising 317 companies across the world. In the third quarter, Itaú Unibanco was considered the leader of its sector in Brazil and Latin America, according to the evaluation of The Banker magazine; it received from the Euromoney magazine the Best Bank in Brazil award for the 11th time; and it was considered by Guia Exame de Investimentos Pessoais the Best Bank in Investment Fund Management. It was elected the Emerging Markets Sustainable Bank of the Year by Financial Times and International Finance Corporation (IFC). Itaú Private Bank was awarded by the Private Banker International (PBI) magazine the Outstanding Private Bank in Latin America.

10.
Social and cultural investments totaled R$ 248 million in 2009. Among the actions carried out by Fundação Itaú Social, we highlight Prêmio Itaú Unicef (Itaú-Unicef award) and Olimpíada de Língua Portuguesa “Escrevendo o Futuro” (Portuguese Language Olympiad - writing the future), a program that received the Corporate Citizen of The Americas Award from the Foundation for the Americas, a body of the Organization of American States (OAS), given to private institutions that have initiatives to fight poverty in the American continent. Instituto Unibanco run programs such as Jovem de Futuro and Entre Jovens that benefited hundreds of public high schools and thousands of students and teachers in several Brazilian states. Itaú Cultural organized over 522 events, including activities, exhibitions and seminars in Brazil and abroad, undertaking its mission of registering and divulging the widest variety of artistic expressions.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

São Paulo, February 8, 2010.

Pedro Moreira Salles
Chairman of the Board of Directors

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

4th quarter, 2009

Itaú Unibanco

Contents

Executive Summary	3
Analysis of Net Income	10
Managerial Financial Margin	11
Results from Loan and Lease Losses	13
Banking Service Fees and Banking Charge Revenues	15
Non-interest Expenses	16
Income Tax and Social Contribution	18
Balance Sheet	19
Balance Sheet by Currency	23
Value at Risk	24
Ownership Structure	25
Pro Forma Financial Statements by Segment	27
Commercial Bank	31
Itaú BBA	32
Consumer Credit	32
Insurance, Pension Plans and Capitalization	33
Activities Abroad	37
Report of Independent Auditors	39
Complete Financial Statements	40

It should be noted that the information included in this report relating to prior periods has been reclassified for comparison purposes.

For comparison purposes, we have adjusted the accounting statements (statements of income and balance sheets), for periods before the first quarter of 2009, to include the full consolidation of Redecard.

The tables in this report show the figures in millions. Variations, however, are calculated in units.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products and prices, and changes in tax legislation).

2	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Information and financial indicators of Itaú Unibanco Holding S.A. are presented below. As a result of the association with Porto Seguro in August 2009, this company has been proportionally consolidated as from the fourth quarter of 2009, considering our 30% interest. It should also be noted that due to the association of Itaú and Unibanco, results for 2008 represent the sum of Itaú’s and Unibanco’s net income up to September 30, 2008, together with Itaú Unibanco’s consolidated net income for the fourth quarter of that year.

Highlights – Managerial Criteria	R$ million (except where indicated)
Statements of Income	4th Q/09	3rd Q/09	4th Q/08	2009	2008
Net Income – Parent Company	3,213	2,268	1,871	10,067	10,004
Recurring Net Income	2,813	2,687	2,339	10,491	10,571
Managerial Financial Margin (1)	10,813	10,835	9,915	42,779	36,271
Shares (R$)
Consolidated Net Income per share (2) (3) (4)	0.71	0.50	0.42	2.23	2.22
Consolidated Recurring Net Income per share (2) (3) (4)	0.62	0.60	0.52	2.32	2.35
Number of Outstanding Shares – in thousands (2) (3)	4,527,346	4,523,759	4,506,297	4,527,346	4,506,297
Book Value per share	11.19	10.80	9.69	11.19	9.69
Dividends/JCP net of taxes (5) (R$ Million)	1,169	806	1,072	3,472	3,584
Dividends/JCP net of taxes (5) per share	0.26	0.20	0.24	0.79	0.80
Market Capitalization (6) (R$ Million)	175,118	161,046	107,946	175,118	107,946
Market Capitalization (6) (US$ Million)	100,573	90,572	46,190	100,573	46,190
Performance Ratios (%)
Return on Average Equity – Annualized (7)	25.8%	18.9%	17.0%	21.4%	23.4%
Recurring Return on Average Equity – Annualized (7)	22.6%	22.4%	21.2%	22.3%	24.8%
Return on Average Assets – Annualized (8)	2.1%	1.5%	1.2%	1.6%	1.9%
Recurring Return on Average Assets – Annualized (8)	1.8%	1.8%	1.5%	1.7%	2.0%
Solvency Ratio (BIS Ratio)	16.7%	16.3%	16.1%	16.7%	16.1%
Annualized Net Interest Margin (9)	10.6%	10.7%	10.3%	10.3%	10.6%
Nonperforming Loans Index (NPL over 60 days)	6.6%	7.0%	4.8%	6.6%	4.8%
Nonperforming Loans Index (NPL over 90 days)	5.6%	5.9%	3.9%	5.6%	3.9%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 60 days)	148%	145%	184%	148%	184%
Coverage Ratio (Provision for Loan Losses/Nonperforming Loans over 90 days)	174%	172%	231%	174%	231%
Efficiency Ratio (ER) (10)	43.6%	41.1%	47.7%	42.4%	45.3%
Risk Adjusted Efficiency Ratio (RAER) (11)	58.6%	58.2%	64.7%	59.4%	59.2%

Balance Sheet	Dec 31,09	Sep 30,09	Dec 31,08
Total Assets	608,273	612,399	638,108
Total with Sureties, Endorsements and Guarantees	278,382	268,693	271,938
Credit Operations (A)	245,951	237,099	241,043
Sureties, Endorsements and Guarantees	32,431	31,594	30,895
Deposits + Debentures + Borrowings and Onlending and Securities (12) (B)	270,938	264,941	282,605
Credit Operations / Funding (A/B)	90.8%	89.5%	85.3%
Stockholders' Equity of Parent Company	50,683	48,862	43,664
Relevant Data
Assets Under Management (AUM)	333,869	310,346	258,252
Employees (Individuals)	101,640	102,754	108,816
Branches (Units)	3,948	3,951	3,906
CSBs (Units)	948	960	999
Automated Teller Machines (Units)	30,276	30,374	30,909

(1)  Described on page 11.
(2)  For 2008, we considered the number of shares at the time of the association.
(3)  The number of shares outstanding was adjusted to reflect the 10% share bonus that occurred on August 28, 2009.
(4)  Calculated based on the weighted average of the number of outstanding shares.
(5)  JCP– Interest on Own Capital. Amounts paid/provisioned (Note 16 – b II to the Financial Statements).
(6)  Calculated based on the average quotation of non-voting shares on the last trading day in the period.
(7)  Annualized Return was calculated by dividing Net Income of the parent company by the Average Stockholders’ Equity of the parent company. The quotient of this division was multiplied by the number of periods of the year to derive the annualized index.
(8)  Annualized Return was computed by dividing Net Income of the parent company by Average Assets. The quotient of this division was multiplied by the number of periods of the year to arrive at the annual ratio.
(9)  Does not include Treasury Financial Margin.
(10)  ER = Non-interest Expenses/(Managerial Financial Margin + Banking Fees and Charge Revenues + Result from Operations of Insurance, Pension Plans and Capitalization before Retained Claims + Other Operating Income – Tax Expenses for ISS/ PIS/ Cofins and Other).
(11)  RAER = Non-interest Expenses/((Managerial Financial Margin + Banking Fees and Charge Revenues + Result from Operations of Insurance, Pension Plans and Capitalization before Retained Claims + Other Operating Income – Tax Expenses for ISS/PIS/Cofins and Other) – Results from Doubtful Loans – Retained Claims).
(12)  Net of compulsory deposits as described on page 21.

3	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Managerial Statement of Income

In the fourth quarter of 2009, the following non-recurring events impacted Itaú Unibanco’s consolidated net income:

R$ million
	4th Q/09	3rd Q/09	2009	2008
Recurring Net Income	2,813	2,687	10,491	10,571
Effects related to Itaú Unibanco merger (merger of shares)	-	-	-	5,183
Equalization of accounting criteria	-	-	-	(1,414)
Provision for Itaú Unibanco integration expenses	-	-	-	(888)
Additional provision for loan losses	-	-	-	(3,089)
Effects of the adoption of Law No. 11,638	-	-	-	(136)
Economic plans provision	(26)	(56)	(191)	(174)
Disposal of investments	16	-	228	233
Goodwill amortization	-	-	(506)	(223)
Itaú Unibanco Association with CBD	117	(363)	(246)	-
Tax amnesty program (REFIS) Law No.11941/09	292	-	292	-
Other non-recurring effects	-	-	-	(59)
Total non-recurring effects	399	(419)	(424)	(567)
Net Income	3,213	2,268	10,067	10,004

Note:

The impacts of the non-recurring events described above are net of tax effects. (Further details are presented in Note 22-l of the Financial Statements).

Net income for 2008 comprises the sum of results posted by Itaú and Unibanco up to September 30, 2008, together with consolidated net income for Itaú Unibanco in the fourth quarter of that year.

Managerial Statement of Income

The Management Discussion and Analysis Report is based on the Managerial Statement of Income which arises from reclassifications made in the accounting statement of income. Basically, the tax effects of hedge investments abroad, originally included in tax expense (PIS and Cofins) and income tax and social contribution on net income lines in the accounting statement of income, were reclassified to Financial Margin.
In the fourth quarter of 2009, the real appreciated by 2.1% against the U.S. dollar, while in the previous quarter such appreciation was 8.9%. The real appreciated by 3.6% and 5.1% against the euro in the fourth and third quarters of 2009, respectively.

As a result of the exchange variation seen in the fourth quarter of 2009, combined with the exchange risk management policy of investments abroad, the tax effects of the hedge of Itaú Unibanco investments abroad and sovereign securities issued by foreign governments represented a R$ 146 million expense in the period.
Finally, it should be noted that the accounting statements for 2008 have been restated to reflect the full consolidation of company Redecard.

Macroeconomic Indices
	Dec 31,09	Sep 30,09	Dec 31,08
EMBI Brazil Risk	196	234	425
CDI (In the Quarter)	2.1%	2.2%	3.3%
Dollar Exchange Rate (Var. in the Quarter)	-2.1%	-8.9%	22.1%
Dollar Exchange Rate (Quotation in R$)	1.7412	1.7781	2.3370
IGP-M (In the Quarter)	-0.1%	-0.4%	1.2%
Savings Rate (In The Quarter)	1.6%	1.6%	2.1%

4	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Managerial Statement of Income

Our strategy of management of the exchange risk of the capital invested abroad has the objective of not permitting impacts on the result from the exchange variation. To reach that goal, the exchange risk is neutralized and the investments are remunerated in reais by using derivative financial instruments. Our hedge strategy further considers all tax effects. The tax benefit obtained with sovereign securities issued by foreign governments is also part of this adjustment.

R$ million
	Itaú Unibanco Pro Forma
		Non-recurring	Tax Effect of Hedge
4th Quarter/09	Accounting	Effects	and Sovereign Bonds	Managerial

Managerial Financial Margin	10,959	-	(146)	10,813
Financial Margin with Customers	9,324	-	-	9,324
Financial Margin with Market	1,635	-	(146)	1,488

Result from Loan Losses	(3,223)	-	-	(3,223)
Provision for Loan and Lease Losses	(4,016)	-	-	(4,016)
Recovery of Credits Written Off as Losses	793	-	-	793

Net Result from Financial Operations	7,736	-	(146)	7,590

Other Operating Income/(Expenses)	(2,606)	(212)	27	(2,792)
Banking Fees and Charge Revenues	4,231	-	-	4,231
Result from Op. of Insurance, Pension Plans and Capitalization	710	-	-	710
Non-interest Expenses	(6,831)	79	-	(6,751)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,116)	-	27	(1,089)
Equity in the Earnings of Associated Companies	31	-	-	31
Other Operating Income	368	(292)	-	76

Operating Income	5,130	(212)	(119)	4,798

Non-operating Income	41	(25)	-	16

Income before Tax and Profit Sharing	5,170	(237)	(119)	4,814
Income Tax and Social Contribution	(1,259)	(162)	119	(1,302)
Profit Sharing	(457)	-	-	(457)
Minority Interests	(241)	-	-	(241)

Net Income	3,213	(399)	-	2,813

R$ million
	Itaú Unibanco Pro Forma
		Non-recurring	Tax Effect of Hedge
3rd Quarter/09	Accounting	Effects	and Sovereign Bonds	Managerial

Managerial Financial Margin	11,868	-	(1,032)	10,835
Financial Margin with Customers	9,380	-	-	9,380
Financial Margin with Market	2,488	-	(1,032)	1,456

Result from Loan Losses	(3,727)	-	-	(3,727)
Provision for Loan and Lease Losses	(4,296)	-	-	(4,296)
Recovery of Credits Written Off as Losses	569	-	-	569

Net Result from Financial Operations	8,140	-	(1,032)	7,108

Other Operating Income/(Expenses)	(3,300)	634	125	(2,540)
Banking Fees and Charge Revenues	3,853	-	-	3,853
Result from Op. of Insurance, Pension Plans and Capitalization	600	-	-	600
Non-interest Expenses	(6,940)	634	-	(6,306)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(912)	-	125	(787)
Equity in the Earnings of Associated Companies	43	-	-	43
Other Operating Income	57	-	-	57

Operating Income	4,840	634	(907)	4,568

Non-operating Income	36	-	-	36

Income before Tax and Profit Sharing	4,877	634	(907)	4,604
Income Tax and Social Contribution	(1,918)	(216)	907	(1,227)
Profit Sharing	(470)	-	-	(470)
Minority Interests	(220)	-	-	(220)

Net Income	2,268	419	-	2,687

5	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Net Income and Annualized Return on Average Equity

(*) Includes endorsements and sureties.

Itaú Unibanco’s recurring consolidated net income amounted to R$ 2,813 million in the fourth quarter of 2009, representing a 4.7% growth compared to recurring net income in the third quarter of the year. At December 31, 2009, the parent company stockholders’ equity added up to R$ 50,683 million, giving rise to an annualized recurring return on average equity of 22.6%, a 20 basis point increase when compared to the prior period return.

R$ million
				Variation (%)
				Dec/09 –	Dec/09 –
	Dec 31,09	Sep 30,09	Dec 31,08	Sep/09	Dec/08
Individuals	102,845	98,383	93,172	4.5%	10.4%
Credit Card	29,096	25,215	23,638	15.4%	23.1%
Personal Loans	21,545	22,498	21,681	-4.2%	-0.6%
Vehicles	52,204	50,670	47,853	3.0%	9.1%
Businesses	149,873	147,008	153,466	1.9%	-2.3%
Corporate	88,880	90,299	102,826	-1.6%	-13.6%
Micro, Small and Middle Market	60,992	56,709	50,640	7.6%	20.4%
Directed Loans	13,654	12,761	11,898	7.0%	14.8%
Rural Loans	5,143	4,929	5,654	4.4%	-9.0%
Mortgage Loans	8,510	7,832	6,244	8.7%	36.3%
Argentina/Chile/
Uruguay/Paraguay	11,708	10,541	13,402	11.1%	-12.6%
Porto Seguro	303	-	-
Total	278,382	268,693	271,938	3.6%	2.4%
Total Retail (**)	177,491	167,853	155,710	5.7%	14.0%

(**) Includes Credit Card, Personal Loans, Vehicles, Micro, Small and Middle Market, Rural Loans and Mortgage Loans.

At December 31, 2009, Itaú Unibanco’s loan and financing portfolio, including sureties and endorsements, added up to R$ 278,382 million, growing by 3.6% quarter-on-quarter. The retail operations grew 5.7% from the prior quarter and 14.0% during the year due to the economic recover in the period.
The individual customer credit portfolio increased compared to the prior quarter, chiefly due to the higher use of the credit card product as a means of payment during the year-end sales period. Such increase is seen essentially in the non-financed portion of the balance. The vehicle financing and leasing portfolio also increased in comparison with the prior quarter, in line with the good performance of the sector during the year. On the other hand, the payment of the 13th month wage to Brazilian employees in general helped to reduce the balance of personal credit transactions compared to the prior quarter.
Similarly, the increased balance of loans to companies was influenced in particular by the strong demand for credit by very small, small and mid-sized companies. This increment was offset by the reduction in the corporate portfolio, related to the appreciation of the real and the migration to the capital market as a source for financing operations.
The significant growth seen in recent periods in the real estate portfolio reflects the increased demand for properties in the current macroeconomic environment.
Credit transactions in Chile, Uruguay, Argentina and Paraguay increased by 11.1% quarter-on-quarter, as a result of an expansion in business opportunities in the Southern Cone.

Itaú Unibanco’s managerial financial margin totaled R$ 10,813 million in the fourth quarter of 2009, a 0.2% decline from the prior period. During the quarter, a reduction in the managerial financial margin on customer transactions was seen, primarily driven by the decrease in the benchmark interest rate and the average balance, while spreads remained stable compared to the prior quarter. The managerial financial margin on market transactions reached R$ 1,488 million, growing by 2.2% from the prior quarter, due to the continuing strategies pursued by management in the local fixed income market and transactions involving exchange parities.

6	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

(*) Nonperforming Loans: loan transactions overdue more than 60 days.

In the fourth quarter of 2009, Itaú Unibanco’s expenses for doubtful loans amounted to R$ 4,016 million, or a 6.5% decline compared to the prior quarter. The trend towards an improvement in our delinquency indicators was strengthened during the period, both in respect to individuals and companies. As such, given that the worst of the credit cycle starting after the intensification of the international financial crisis in late 2008 is behind us, we believe that we are in a quite comfortable position to meet the growing demand for loans and financing on the part of our customers, in the context of the economic upturn that now emerges. In the last quarter of 2009, the additional balance for loan and lease losses was not altered, which was maintained at R$ 6,104 million.

During the fourth quarter of 2009, Itaú Unibanco’s banking service fees, including banking charges, totaled R$ 4,231 million, representing a 9.8% growth from the prior quarter. Current account service revenues were positively impacted by the increased number of account holders. Revenues from collection services were up due to the expansion in cash management services, driven by the higher number of bills under management. Credit card revenues increased as a result of the higher volume of sale transactions, as typically happens in the fourth quarter. Additionally, more public offers of shares were carried out in the period, thus expanding our investment bank revenues, as well as the increase in brokerage revenues for the higher volume of operations.

(*) The criteria for calculating the efficiency ratio and the risk–adjusted efficiency ratio are detailed on page 17.

Non-interest expenses totaled R$ 6,751 million in the fourth quarter of 2009, a 7.1% increase from the prior quarter. Such growth primarily reflects the impacts from the higher level of economic activity and from the Collective Labor Agreement, whereby compensation levels were adjusted, as well as increased labor provisions, and a higher concentration of advertising expenses in the holiday season.
In this quarter, we introduced a new performance indicator : the risk adjusted efficiency ratio. This indicator considers the impact of credit risks and retained claims on the determination of our operational efficiency level.
Accordingly, the accumulated efficiency ratio in the last 12 months reached 42.4% against 45.3% in the previous year. The accumulated risk adjusted efficiency ratio in the last 12 months reached 59.4% against 59.2% in the previous year.

During the fourth quarter of 2009, unrealized net income/(loss) in the income statement totaled R$ 10,531 million, up 1.1% from September 2009. During the period, Redecard shares appreciated in the capital market and Cetip financial instruments had their value recognized. These factors were partly offset by the devaluation of BPI shares in the capital market, and the adjustment of the portfolio’s of available-for-sale and held-to-maturity securities. The additional allowance for doubtful loans remained stable in the quarter, at R$ 6,104 million. It should be noted that such allowance is not taken into account to determine unrealized net income/(loss).

7	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Balance Sheet	R$ million
				Variation (%)
ASSETS	Dec 31,09	Sep 30,09	Dec 31,08	Dec/09 – Sep/09	Dec/09 – Dec/08

Current and Long-term Assets	597,978	602,440	627,563	-0.7%	-4.7%

Cash and Cash Equivalents	10,594	10,325	15,853	2.6%	-33.2%
Short-term Interbank Deposits	139,195	137,964	124,546	0.9%	11.8%
Securities and Derivative Instruments	120,189	122,576	138,344	-1.9%	-13.1%
Interbank and Interbranch Accounts	14,570	17,481	14,268	-16.7%	2.1%
Loans, Leasing Operations and Other Credits	245,951	237,099	241,043	3.7%	2.0%
(Allowance for Loan Losses)	(24,052)	(24,068)	(19,972)	-0.1%	20.4%
Other Assets	91,531	101,062	113,482	-9.4%	-19.3%
Foreign Exchange Portfolio	27,239	35,723	51,829	-23.7%	-47.4%
Others	64,292	65,339	61,653	-1.6%	4.3%

Permanent Assets	10,295	9,959	10,545	3.4%	-2.4%
Investments	2,187	2,284	2,258	-4.2%	-3.1%
Fixed and Operating Lease Assets	4,360	4,088	4,154	6.7%	5.0%
Intangible	3,748	3,588	4,133	4.5%	-9.3%
TOTAL ASSETS	608,273	612,399	638,108	-0.7%	-4.7%

	R$ million
				Variation (%)
LIABILITIES AND EQUITY	Dec 31,09	Sep 30,09	Dec 31,08	Dec/09 – Sep/09	Dec/09 – Dec/08

Current and Long-term Liabilities	553,856	559,863	591,058	-1.1%	-6.3%
Deposits	190,772	189,089	206,189	0.9%	-7.5%
Demand Deposits	25,834	23,742	28,071	8.8%	-8.0%
Savings Accounts	48,222	44,146	39,296	9.2%	22.7%
Interbank Deposits	2,046	2,232	2,921	-8.3%	-29.9%
Time Deposits	114,671	118,969	135,901	-3.6%	-15.6%
Funds Received under Securities Repurchase Agreements	131,935	126,664	124,358	4.2%	6.1%
Funds from Acceptances and Issue of Securities	17,320	18,538	19,596	-6.6%	-11.6%
Interbank and Interbranch Accounts	3,077	7,049	3,008	-56.3%	2.3%
Borrowings and Onlendings	34,692	32,808	42,741	5.7%	-18.8%
Financial Instruments and Derivatives	5,476	7,458	14,807	-26.6%	-63.0%
Technical Provisions for Insurance, Pension Plans and Capitalization	52,404	49,978	43,182	4.9%	21.4%
Other Liabilities	118,180	128,278	137,177	-7.9%	-13.8%
Foreign Exchange Portfolio	27,682	36,722	50,761	-24.6%	-45.5%
Subordinated Debt	22,038	22,773	22,426	-3.2%	-1.7%
Others	68,460	68,784	63,990	-0.5%	7.0%

Deferred Income	194	232	231	-16.4%	-16.2%

Minority Interest in Subsidiaries	3,540	3,443	3,154	2.8%	12.2%

Stockholders' Equity of Parent Company	50,683	48,862	43,664	3.7%	16.1%

TOTAL LIABILITIES AND EQUITY	608,273	612,399	638,108	-0.7%	-4.7%

Deposits	190,772	189,089	206,189	0.9%	-7.5%
Assets Under Management (AUM)	333,869	310,346	258,252	7.6%	29.3%

Total Deposits + Assets Under Management (AUM)	524,641	499,435	464,441	5.0%	13.0%

8	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Executive Summary

Fourth Quarter of 2009

Income Statement
R$ million
					Variation

	4thQ/09	3rd Q/09	2009	2008	4th Q/09 – 3rd Q/09%		2009 – 2008%

Managerial Financial Margin	10,813	10,835	42,779	36,271	(23)	-0.2%	6,508	17.9%
Financial Margin with Customers	9,324	9,380	37,158	34,105	(56)	-0.6%	3,053	9.0%
Financial Margin with Market	1,488	1,456	5,621	2,166	33	2.2%	3,455	159.6%

Result from Loan Losses	(3,223)	(3,727)	(14,165)	(9,720)	504	-13.5%	(4,445)	45.7%
Provision for Loan and Lease Losses	(4,016)	(4,296)	(16,399)	(11,286)	280	-6.5%	(5,113)	45.3%
Recovery of Credits Written Off as Losses	793	569	2,234	1,566	224	39.4%	668	42.6%

Net Result from Financial Operations	7,590	7,108	28,614	26,551	481	6.8%	2,063	7.8%

Other Operating Income/(Expenses)	(2,792)	(2,540)	(10,782)	(9,275)	(251)	9.9%	(1,506)	16.2%
Banking Fees and Charge Revenues	4,231	3,853	15,227	15,442	378	9.8%	(215)	-1.4%
Result from Operations of Insurance, Pension Plans and Capitalization	710	600	2,432	2,216	111	18.4%	215	9.7%
Non-interest Expenses	(6,751)	(6,306)	(25,806)	(24,789)	(446)	7.1%	(1,017)	4.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,089)	(787)	(3,467)	(3,501)	(302)	38.3%	34	-1.0%
Equity in the Earnings of Associated Companies	31	43	178	194	(12)	-28.3%	(16)	-8.2%
Other Operating Income	76	57	654	1,162	19	34.2%	(508)	-43.7%

Operating Income	4,798	4,568	17,832	17,276	230	5.0%	556	3.2%

Non-operating Income	16	36	68	61	(20)	-56.2%	8	12.3%

Income before Tax and Profit Sharing	4,814	4,604	17,900	17,337	210	4.6%	564	3.3%

Income Tax and Social Contribution	(1,302)	(1,227)	(4,850)	(4,217)	(75)	6.1%	(633)	15.0%
Profit Sharing	(457)	(470)	(1,695)	(1,376)	13	-2.8%	(320)	23.3%
Minority Interests in Subsidiaries	(241)	(220)	(864)	(1,173)	(22)	9.8%	309	-26.4%
Recurring Net Income	2,813	2,687	10,491	10,571	127	4.7%	(80)	-0.8%
The income statement of 2008 consists of the sum of revenues and expenses obtained by Itaú and by Unibanco until September 30, 2008 together with the income statement of Itaú Unibanco in the fourth quarter of that year.

We present below a new perspective on the income statement highlighting the Managerial Financial Margin plus Banking Service Fees, which is primarily derived from the sum of the main items composed by revenues from the banking and insurance, pension plans and capitalization operations.
R$ million
					Variation
	4thQ/09	3rd Q/09	2009	2008	4th Q/09 – 3rd Q/09%		2009 – 2008%

Managerial Financial Margin Plus Banking Service Fees	16,587	16,136	64,297	58,202	451	2.8%	6,094	10.5%
Financial Margin with Customers	9,324	9,380	37,158	34,105	(56)	-0.6%	3,053	9.0%
Financial Margin with Market	1,488	1,456	5,621	2,166	33	2.2%	3,455	159.6%
Banking Service Fees and Income from Banking Charges	4,231	3,853	15,227	15,442	378	9.8%	(215)	-1.4%
Result from Op. of Insurance, Pension Plans and Capitalization
before Retained Claims	1,467	1,391	5,637	5,328	77	5.5%	309	5.8%
Other Operating Income	76	57	654	1,162	19	34.2%	(508)	-43.7%

Loan Losses and Retained Claims	(3,980)	(4,518)	(17,371)	(12,831)	538	-11.9%	(4,539)	35.4%
Provision for Loan and Lease Losses	(4,016)	(4,296)	(16,399)	(11,286)	280	-6.5%	(5,113)	45.3%
Recovery of Credits Written Off as Losses	793	569	2,234	1,566	224	39.4%	668	42.6%
Retained Claims	(757)	(791)	(3,205)	(3,111)	34	-4.3%	(94)	3.0%

Operating Margin	12,607	11,618	46,926	45,371	989	8.5%	1,555	3.4%

Other Operating Income/(Expenses)	(7,793)	(7,014)	(29,026)	(28,035)	(780)	11.1%	(991)	3.5%
Non-interest Expenses	(6,751)	(6,306)	(25,806)	(24,789)	(446)	7.1%	(1,017)	4.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,089)	(787)	(3,467)	(3,501)	(302)	38.3%	34	-1.0%
Other Results	47	79	246	255	(33)	-41.0%	(8)	-3.3%

Income before Tax and Profit Sharing	4,814	4,604	17,900	17,337	210	4.6%	564	3.3%

Income Tax and Social Contribution	(1,302)	(1,227)	(4,850)	(4,217)	(75)	6.1%	(633)	15.0%
Profit Sharing	(457)	(470)	(1,695)	(1,376)	13	-2.8%	(320)	23.3%
Minority Interests in Subsidiaries	(241)	(220)	(864)	(1,173)	(22)	9.8%	309	-26.4%

Recurring Net Income	2,813	2,687	10,491	10,571	127	4.7%	(80)	-0.8%
Note: Other Results is composed of Equity in the Earnings of Associated Companies and Non-operating Income.

9	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

In the last quarter of 2009, Itaú Unibanco’s managerial financial margin amounted to R$ 10,813 million, declining by 0.2% from the third quarter of the year. The main drivers of such variance are discussed below.

Managerial Financial Margin
R$ million
			Variation
	4th Q/09	3rd Q/09	Balance	%
Customers	9,324	9,380	(56)	-0.6%
Interest Rate Sensitive Banking Transactions	1,085	1,092	(7)	-0.6%
Spread-Sensitive Banking Transactions	8,240	8,288	(49)	-0.6%
Market	1,488	1,456	33	2.2%
Treasury	1,488	1,456	33	2.2%
Total	10,813	10,835	(23)	-0.2%

Managerial Financial Margin on Customer Transactions
The managerial financial margin on customer transactions primarily comprises the use of financial products and services by our customers, including individuals and businesses.
During the fourth quarter of 2009, the managerial financial margin on customer transactions amounted to R$ 9,324 million, down 0.6% from the prior period. In this discussion, the margin is divided into two different components: financial margin on transactions that are sensitive to interest rate changes, and financial margin on transactions that are sensitive to spreads.

Interest Rate Sensitive Banking Transactions Performed with Customers

The financial margin on interest rate-sensitive transactions added up to R$ 1,085 million in the fourth quarter of 2009, representing a 0.6% decline compared to the prior period. Such reduction was driven by the fall in interest rates quarter-on-quarter.
R$ million
			Variation
	4th Q/09	3rd Q/09	Balance	%
Average Balance	52,284	50,179	2,105	4.2%
Financial Margin	1,085	1,092	(7)	-0.6%
Annualized Rate	8.3%	8.7%		-40	b.p.

Annualized Rate of Interest Rate Sensitive Banking Transactions Performed with Customers

Spread-Sensitive Banking Transactions
Performed with Customers

The financial margin on spread-sensitive transactions with customers totaled R$ 8,240 million in the last quarter of 2009, a 0.6% decline from the prior quarter, due to the lower average balance of such transactions. The annualized rate of spread-sensitive transactions remained stable at 11.1% in the fourth quarter of 2009.
R$ million
			Variation
	4th Q/09	3rd Q/09	Balance	%
Average Balance	297,993	302,017	(4,024)	-1.3%
Financial Margin	8,240	8,288	(49)	-0.6%
Annualized Rate	11.1%	11.0%		10	b. p.

Annualized Rate of Spread-Sensitive Banking Transactions Performed with Customers

Managerial Financial Margin on Market Transactions
The financial margin on market transactions basically comprises treasury transactions.
In the last quarter of 2009, the financial margin on market transactions totaled R$ 1,488 million, increasing by 2.2% compared to the prior quarter. In the last quarter of the year, this margin essentially arises from the continuance of strategies pursued by management in the local fixed-income market and transactions involving exchange parities.

11	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Managerial Financial Margin

Taking the above factors into account, the net interest margin, NIM (annualized rate of managerial financial margin, disregarding the financial margin on market transactions), stood at 10.6% in the fourth quarter of 2009, a negligible change from 10.7% in the prior period. Considering the effects of the provision expense for doubtful loans, net of the recovery of transactions previously written off as losses, the adjusted NIM rate reached 7.0% in the last quarter of 2009 versus 6.4% in the prior period. This variation is more impressive when considering that in the fourth quarter of 2009 there was no reversal of additional provision for loan and lease losses.

Analysis of the Managerial Financial Margin
R$ million
	4thQ/09			3rd Q/09
	Average Balance	Financial margin	CDI (p.y.)	Average Balance	Financial margin	CDI (p.y.)
Demand Deposits + Floatings	34,772			32,963
(-) Compulsory Deposits	(10,411)			(9,996)
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	1,176			1,541
Tax and Social Security Liabilities (-) Deposits in guarantee	17,390			17,753
(-) Tax Credits	(27,677)			(28,234)
Working Capital (Equity + Minority Interests – Permanent Assets – Capital Allocated to Treasury)	37,033			36,150
Interest Rate Sensitive Banking Transactions Performed with Customers (A)	52,284	1,085	8.3%	50,179	1,092	8.7%

	Average	Financial	Spread	Average	Financial	Spread
	Balance	margin	(p.y.)	Balance	margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	74,914			82,698
Interbank and Interbranch Accounts	5,615			7,016
Loans, Leasing and Other Credits	241,525			235,795
(Allowance for Loan Losses)	(24,060)			(23,492)
Spread-Sensitive Banking Transactions Performed with Customers (B)	297,993	8,240	11.1%	302,017	8,288	11.0%
Net Interest Margin (C= A+B)	350,277	9,324	10.6%	352,196	9,380	10.7%
Provision for Loan and Lease Losses (D)		(4,016)			(4,296)
Recovery of Credits Written Off as Losses (E)		793			569
Net Interest Margin after Provision for Credit Risk (F = C+D+E)	350,277	6,101	7.0%	352,196	5,653	6.4%
Treasury Financial Margin (G)		1,488			1,456
Net Result from Financial Operations (H= F+G)		7,590			7,108
(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments.
(-) Banking Transactions Sensitive to Variations in Interest Rate.
Note: spread is the annualized difference between the earnings of assets and their opportunity costs.

Net Interest Margin (NIM) x CDI x BM&F Fixed Rate (1 year)

12	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Results from Loan and Lease Losses

Expenses for Provision for Loan Losses and Recovery of Credits Written-off as Losses

R$ million
					Variation
	4th Q/09	3rd Q/09	2009	2008	4thQ/09 – 3rd Q/09		2009 – 2008

Expense for Loan and Lease Losses before additional provision for loan losses	(4,016)	(4,669)	(18,086)	(11,145)	652	-14.0%	(6,942)	62.3%
Reversal (increase) of additional provision for loan losses	0	373	1,687	(141)	(373)	-100.0%	1,828	-1296.5%
Provision for Loan and Lease Losses	(4,016)	(4,296)	(16,399)	(11,286)	280	-6.5%	(5,113)	45.3%
Recovery of Credits Written Off as Losses	793	569	2,234	1,566	224	39.4%	668	42.6%
Result from Loan Losses	(3,223)	(3,727)	(14,165)	(9,720)	504	-13.5%	(4,445)	45.7%

In the fourth quarter of 2009, Itaú Unibanco expenses for doubtful loans totaled R$ 4,016 million, declining 6.5% when compared to the third quarter of the year. Such decrease is essentially associated with the positive performance of the portfolio risk indicators, supported by the current macroeconomic environment, as well as changes in the mix of products and customers.
The credit portfolio quality significantly improved quarter-on-quarter, except for those transactions carried out when the international financial crisis was at its worst, i.e. the second half of 2008. Due to this positive evolution, the additional balance of provisions for loans and lease losses was held at R$ 6,104 million at the end of 2009.

Provision for Loan Losses and Credit Portfolio

Result form Loan Losses

(1)  Average balance of the two previous quarters.

During the last quarter of 2009, revenues from the recovery of credits, previously written off as losses, amounted to R$ 793 million, which is equal to a 39.4% growth compared to the prior period. Such change was partially driven by the increase in customers’ income upon receipt of the 13th month wage.

Coverage Ratio – 90 days

Coverage Ratio – 60 days

The coverage ratio is derived by dividing the balance of the provision for doubtful loans by the balance of transactions more than 90 and 60 days overdue. In the fourth quarter of 2009, the coverage ratios for 90 days and 60 days remained virtually stable compared to the prior quarter.

13	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Analysis of the Net Income

NPL Ratios

The performance indicators relating to delinquency consolidate the improvement trend identified in the prior quarter, both for individuals and companies. It is clear, therefore, that the adverse credit cycle beginning in the second half of 2008 is behind us, and this fact allows for more flexible credit policies to be adopted. During the period, the level of nonperforming loans to individuals more than 90 days overdue was 7.6%, compared to 8.1% in the prior quarter. As to companies, nonperforming loans more than 90 days overdue accounted for 4.0% of the portfolio, against 4.1% in the prior quarter. Taking the level of transactions with companies that are more than 60 days overdue, the improvement is even more significant, as in this case the rate stands at 4.5% versus 4.8% in the prior quarter.

Ratios		R$ million
	Dec 31, 09	Sep 30, 09	Dec 31, 08
Nonperforming Loans over 60 (a)	16,297	16,639	10,833
Nonperforming Loans over 90 (b)	13,838	14,018	8,664
Credit Portfolio (c)	245,951	237,099	241,043
Credit Assignments (d)	0	0	734
NPL Ratio [(a)/(c)] x 100 over 60	6.6%	7.0%	4.5%
NPL Ratio [(b)/(c)] x 100 over 90	5.6%	5.9%	3.6%
NPL Ratio [(a) + (d)]/[(c)+ (d)] x 100 over 60	6.6%	7.0%	4.8%
NPL Ratio [(b) + (d)]/[(c)+ (d)] x 100 over 90	5.6%	5.9%	3.9%

(a) Loans overdue for more than 60 days and without generation of revenues on the accrual basis.
(b) Loans overdue for more than 90 days.
(c) Endorsements and sureties not included.
(d) Balance of Credit Assignments in previous quarters.

NPL Ratio 60 days (*) (%)

(*) Nonperforming Loans: loan transactions overdue more than 60 days.

NPL Ratio 90 days (%)

Overdue Loans		R$ million

	Dec 31, 09	Sep 30, 09	Dec 31, 08
Overdue Loans	23,808	24,297	18,115
Balance of Provision for Loan and Lease Losses	(24,052)	(24,068)	(19,972)
Difference	244	(228)	1,857

Overdue loans are credit transactions having at least one installment more than 15 days overdue, irrespective of collateral provided.

NPL Ratio 61– 90 days (%)

14	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Banking fee revenues and Banking charge revenues
R$ million
						Variation
		4th Q/09	3rd Q/09	2009	2008	4th Q/09 – 3rd Q/09		2009 –2008
Asset Management		620	609	2,249	2,198	11	1.9%	52	2.4%
Current Account Services	A	598	544	2,147	2,690	54	9.9%	(543)	-20.2%
Loan Operations and Guarantees Provided		647	638	2,414	2,469	10	1.5%	(55)	-2.2%
Collection Services	B	319	290	1,205	1,177	29	10.1%	28	2.4%
Credit Cards	C	1,583	1,463	5,817	5,437	121	8.3%	380	7.0%
Other		463	310	1,395	1,471	153	49.2%	(76)	-5.2%
Total		4,231	3,853	15,227	15,442	378	9.8%	(215)	-1.4%

Banking fee revenues, including banking charges, increased by 9.8% from the fourth quarter of 2009, basically driven by:

A)	Increase driven by higher revenues from fees as a result of the expansion in the account holder customer base;

B)
Change resulting from the growth in Cash Management services, primarily due to the higher number of bills under management, which had a positive impact on revenues from the provision of collection services.

Banking fee revenues and Banking charge revenues

C)	Growth due to higher revenues from annual fees and increased level of retail transactions, a typical fourth quarter seasonal effect.

Other
R$ million
		4th Q/09	3rd Q/09	Variation

Foreign Exchange Services		18	16	2
Income from Brokerage and Securities Placement	D	160	79	81
Income from Custody Services and Management of Portfolio		41	40	1
Income from Economic and Financial Advisory Services	E	108	71	37
Other Services		135	104	31
Total		463	310	153

D)	Growth due to the higher volume of transactions on the stock exchange and the increased volume of public offers of shares ;

E)	Increase driven by the higher volume of investment bank activities, including merger and acquisition advisory, issuance of shares, and provision of financial consultancy.

15	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Non-interest Expenses
R$ million
					Variation
	4thQ/09	3rdQ/09	2009	2008	4thQ/09 - 3rdQ/09		2009-2008

Personnel Expenses	(2,598)	(2,374)	(9,832)	(9,399)	(224)	9.4%	(433)	4.6%

Other Administrative Expenses	(3,162)	(2,774)	(11,593)	(11,017)	(387)	14.0%	(576)	5.2%

Other Operating Expenses	(907)	(1,051)	(4,036)	(4,057)	145	-13.8%	21	-0.5%

Tax Expenses	(85)	(106)	(345)	(316)	21	-19.6%	(28)	9.0%
Total	(6,751)	(6,306)	(25,806)	(24,789)	(446)	7.1%	(1,017)	4.1%

Non-interest expenses increased by 7.1% in the fourth quarter of 2009 compared to the prior quarter, due to higher economic activity in the period.

Personnel Expenses
R$ million
		4th Q/09	3rd Q/09	Variation

Compensation	A	(1,541)	(1,424)	(117)
Charges	A	(457)	(448)	(9)
Social Benefits	A	(395)	(356)	(38)
Training		(38)	(26)	(11)
Employee Resignation and Labor Claims	B	(168)	(120)	(48)
Total		(2,598)	(2,374)	(224)

Personnel expenses were 9.4% higher quarter-on-quarter, mainly driven by:
A)	Impact of the Collective Labor Agreement (Convenção Coletiva do Trabalho – CCT), whereby compensation levels were adjusted;
B)	Change arising from higher labor provisions.

Other Administrative Expenses
R$ million
		4th Q/09	3rd Q/09	Variation

Data Processing and Telecommunication	C	(754)	(590)	(165)

Depreciation and Amortization		(315)	(335)	21
Facilities	D	(499)	(452)	(47)
Third-Party Services		(688)	(674)	(14)
Financial System Service		(71)	(73)	3

Advertising, Promotions and Publications	E	(334)	(254)	(80)

Transportation		(129)	(94)	(35)
Materials		(95)	(74)	(21)
Security		(97)	(93)	(4)
Legal		1	(1)	2
Travel		(35)	(30)	(4)
Others		(145)	(103)	(42)
Total		(3,162)	(2,774)	(387)

Other administrative expenses grew by 14.0% from the prior quarter. The main drivers were:
C)	Increase arising from the developing and adaptation system process and higher operational activity typical of the latest months of the year;
D)	Higher expenses for structural remodeling;
E)	Increase in institutional advertising expenses and promotional material expenses, with a focus on credit card transactions.

Other Operating Expenses

R$ million
		4th Q/09	3rd Q/09	Variation

Provision for contingencies	F	(204)	(255)	50
Selling – Credit Cards	G	(333)	(403)	70
Claims		(140)	(129)	(11)
Others		(229)	(265)	35
Total		(907)	(1,051)	145

Other operating expenses declined by 13.8% from the prior quarter due to:
F)	Fewer expenses with civil prosecutions and honorarium;
G)	Fewer expenses associated with cards manufacturing and shipping, as a consequence of the client base migration process from Unibanco to Itaú.

Number of Employees (*)

The most important reason for the reduction in the number of employees, as can be seen in the last quarter of 2009, compared to the prior quarter, is due to the transfer of employees from Itaú Unibanco to Porto Seguro, as part of the association announced.

(*) For companies under control of Itaú Unibanco, 100% of the number of employees are consolidated. For shared companies 50% of the employees are consolidated. No employee is considered for companies which are not under Itaú Unibanco’s control.

16	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Efficiency Ratio (*)
The efficiency ratio reached 43.6% in the fourth quarter, increasing by 250 basis points compared to the prior quarter, chiefly due to increased advertising and personnel expenses.

Efficiency Ratio (*)

(*)	Efficiency	=	Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses with Other Taxes)
Ratio
(Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims + Other Operating Income + Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Risk-Adjusted Efficiency Ratio – Methodology Introduction
For this quarter, an additional methodology was employed to monitor our efficiency, by considering the impacts of the risk associated with banking transactions (result of the provision for doubtful loans) and insurance and pension plan transactions (claims) as a share of the ratio components.

Risk-Adjusted Efficiency Ratio (**)
In the fourth quarter, the risk-adjusted efficiency ratio stood at 58.6%, representing a 40 basis point increase from the prior quarter, due to increased advertising and personnel expenses. However, this increment was partially offset by the positive evolution of the portfolio’s risk indicators and by the changes in product and client mix.

Risk-Adjusted Efficiency Ratio (**)

	Risk Adjusted		Non-Interest Expenses (Personnel Expenses + Other Administrative Expenses + Other Operating Expenses + Tax Expenses with Other Taxes)
(**)	Efficiency Ratio	=
((Managerial Financial Margin + Banking Service Fees and Charge Revenues + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims + Other Operating Income + Tax Expenses for ISS, PIS, Cofins and Other Taxes) - Result from Loan Losses - Retained Claims)

17	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Analysis of the Net Income

Performance of Non-Interest Expenses and Ratio of Non-Interest Expenses to Assets (*)

(*) Division of Non-Interest Expenses by the arithmetic average of total assets for the two previous quarters (annualized).

History of Numbers of Points of Service (**)

(**)
Includes Banco Itaú Argentina and Banco Itaú BBA. As from Mar/07, considers Chile and Uruguay companies’ information. Does not include points of sale and ATMs of TecBan – Banco 24h. Paraguay companies’ data was considered.

Tax Expenses of ISS, PIS, Cofins and Others

Tax expenses increased from R$ 787 million in the third quarter of 2009 to R$ 1,089 million in the fourth quarter of the year, a 38.3% growth attributable to the expanded PIS and Cofins tax basis relating to the payment of interest on capital among many of group companies.

Income Tax and Social Contribution on Net Income

Income Tax and social Contribution on Net Income expenses reached R$ 1,302 million in the fourth quarter of 2009, growing by 6.1% compared to the R$ 1,227 million expense in the prior quarter. Essentially, taxable operating profit increased, net of the effects of exchange hedge of investments abroad and non-recurring effects. The effective Income Tax and Social Contribution on Net Income rate was 27.0% in the fourth quarter of 2009, against 26.7% in the prior period.

Social Contribution on Net Income expense payable in the short term does not include the rate increase from 9% to 15%, as tax credits recorded are sufficient to counter this effect, considering that management believes that the National Federation of the Financial System (CONSIF) will prevail in its direct unconstitutionality claim for this matter.

18	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Balance Sheet

Balance Sheet by Currency

Value at Risk

Ownership Structure

UNIBANCO
Itaú

Itaú Unibanco
Balance Sheet

Securities Portfolio

Evolution of Securities Portfolio	R$ million
							Variation (%)
	Dec 31,09%		Sep 30,09%		Dec 31,08%		Dec/09 –Sep/09	Dec/09 –Dec/08
Public Securities – Domestic	43,889	36.5%	45,011	36.7%	52,907	38.2%	-2.5%	-17.0%
Public Securities – Foreign	8,319	6.9%	9,447	7.7%	12,035	8.7%	-11.9%	-30.9%
Total Public Securities	52,208	43.4%	54,458	44.4%	64,942	46.9%	-4.1%	-19.6%
Private Securities	23,414	19.5%	23,230	19.0%	25,774	18.6%	0.8%	-9.2%
PGBL/VGBL Fund Quotas	38,626	32.1%	36,404	29.7%	30,024	21.7%	6.1%	28.7%
Derivative Financial Instruments	5,939	4.9%	8,485	6.9%	17,605	12.7%	-30.0%	-66.3%

Total Securities	120,189	100.0%	122,576	100.0%	138,344	100.0%	-1.9%	-13.1%

Itaú Unibanco’s securities portfolio added up to R$ 120,189 million at December 31, 2009, a 1.9% decrease from the prior quarter. The continuous adjustment of the Bank’s liquidity levels is related to the improvement of the macroeconomic scenario and drove the change in the balance of the securities portfolio.

Evolution of Securities Portfolio

Credit Portfolio	R$ million

Risk Level		AA	A	B	C	D - H	Total

Dec 31, 09	Credit Operations (*)	58,408	125,557	49,234	16,090	29,093	278,382
	% of Total	21.0%	45.1%	17.7%	5.8%	10.5%	100.0%

Sep 30, 09	Credit Operations (*)	56,876	118,740	48,191	15,028	29,859	268,693
	% of Total	21.2%	44.2%	17.9%	5.6%	11.1%	100.0%

(*) The credit  balance includes sureties and endorsements.

Credit Portfolio
In the last quarter of 2009, the share of credits rated "AA" to "C" increased by 60 basis points to reach 89.5% of the total portfolio. In December 2009, the Food and Beverage industry continued to show the highest risk concentration, representing 4.3% of the total portfolio. The share of the 100 top debtors in the total portfolio declined by 130 basis point to stand at 19.5% in the fourth quarter of 2009, against 20.8% in the prior quarter.
The most significant increases in the period were seen in the following industries: Financial (R$ 1,316 million, or 22.2%), Real Estate (R$ 779 million, or 10.8%), Light and Heavy Vehicles (R$ 726 million, or 9.7%), Electro-electronics (R$ 383 million, or 5.4%), Other Services (R$ 360 million, or 4.6%), Capital Goods and Industrial Products (R$ 312 million, or 5.9%), Other Sales (R$ 254 million, or 6.1%), Construction Materials (R$ 254 million, or 7.5%), Auto Parts and Accessories (R$ 202 million, or 6.3%) and Service Providers (R$ 200 million, or 6.0%). On the other hand, decreases were mainly seen in the following segments: Metals and Steel (R$ 649 million, or 7.8%), Other Industries (R$ 225 million, or 6.5%), Pulp and Paper (R$ 167 million, or 8.1%), Furniture and wood (R$ 94 million or 3.6%), Holdings (R$ 83 million, or 2.2%) and Media (R$ 59 million, or 2.2%).

20	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet

Funding

At December 31, 2009, total funds obtained by Itaú Unibanco amounted to R$ 682,178 million, a 5.2% growth from the prior quarter.
The  funding  mix  was  changed  with  an  increase  in  the balances of savings accounts and repurchase agreements (Debentures/LH), which was partly offset by a decrease in time deposits obtained.

Funding from Customers	R$ millions

				Dec/09 –	Dec/09 –
	Dec 31, 09	Sep 30, 09	Dec 31, 08	Sep/09	Dec/08
Demand deposits	25,240	23,306	28,071	8.3%	-10.1%
Savings deposits	48,207	44,132	39,286	9.2%	22.7%
Time deposits	102,494	105,896	118,909	-3.2%	-13.8%
Debentures (Repurchase Agreements) / Mortgage - Backed Notes	69,642	65,497	55,477	6.3%	25.5%
(1) Funding from Customers	245,582	238,831	241,743	2.8%	1.6%
Institutional customers	20,217	20,007	30,442	1.0%	-33.6%
Onlending	22,356	20,661	18,456	8.2%	21.1%
(2) Total – Funding from Customers	288,155	279,499	290,641	3.1%	-0.9%
Assets under management	333,869	310,346	258,252	7.6%	29.3%
Technical provisions for insurance, pension plan and capitalization	52,404	49,978	43,182	4.9%	21.4%
(3) Total Customers	674,428	639,823	592,075	5.4%	13.9%
Deposits from Banks	2,046	2,232	2,921	-8.3%	-29.9%
Funds from acceptance and issuance of securities abroad	5,703	6,474	6,993	-11.9%	-18.4%
(4) Total Funding	682,178	648,529	601,989	5.2%	13.3%

At the end of 2009, loans and financing transactions accounted for R$ 245,951 million out of the total balance of R$ 270,938 million funds obtained from customers through loans, onlending and issuance of securities abroad, net of reserve requirements and available funds.

The remaining balance of funds obtained was used to manage the conglomerate liquidity levels. It should also be noted that the change in the funding mix introduced in late 2008 was intended to maximize the gain opportunities of funds obtained.

Ratio between Loan Portfolio and Funding	R$ millions

				Dec/09 –		Dec/09 –
	Dec 31, 09	Sep 30, 09	Dec 31, 08	Sep/09		Dec/08
Funding from customers	288,155	279,499	290,641	3.1%		-0.9%
(-) Compulsory deposits	(24,662)	(22,854)	(23,358)	7.9%		5.6%
(-) Available funds	(10,594)	(10,325)	(15,853)	2.6%		-33.2%
Funds from acceptance and issuance of securities abroad	5,703	6,474	6,993	-11.9%		-18.4%
Borrowings	12,336	12,147	24,180	1.6%		-49.0%
Total (A)	270,938	264,941	282,605	2.3%		-4.1%
Loan Portfolio (B) (*)	245,951	237,099	241,043	3.7%		2.0%
B/A	90.8%	89.5%	85.3%	130	b.p.	550	b.p.
(*) The credit portfolio balance does not include sureties and endorsements.

21	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet

External Funding

The table below highlights the main issues abroad of Itaú Unibanco outstanding on December 31st, 2009.

Main Issuances in Effect (1)	US$ millions

		Balance at			Balance at	Issue	Maturity
Instrument	Coordinator	Sep 30, 09	Issues	Amortization	Dec 31, 09	Date	Date	Coupon % p.y.
Fixed Rate Notes(2)	Merrill Lynch	327			324	08/13/2001	08/15/2011	4.250%
Fixed Rate Notes	Merrill Lynch and Itaubank	100			100	08/13/2001	08/15/2011	10.000%
Fixed Rate Notes	Merrill Lynch and Itaubank	80			80	9/11/2001	08/15/2011	10.000%
Fixed Rate Notes(3)	UBS/Merrill Lynch	500			500	07/29/2005	perpetual	8.700%
Fixed Rate Notes(4)	Itaú Chile	97			97	07/24/2007	07/24/2017	UF(11) + 3.79%
Fixed Rate Notes(5)	Itaú Chile	98			98	10/30/2007	10/30/2017	UF(11) + 3.44%
Floating Rate Notes	Itaubank	393			393	12/31/2002	03/30/2015	Libor(12) + 1.25%
Floating Rate Notes(6)	HypoVereinsbank and ING	293			288	06/22/2005	06/22/2010	Euribor(13) + 0.375%
Floating Rate Notes(7)	Itaú Europa, HypoVereinsbank and LB Baden Wuerttemberg	146			144	12/22/2005	12/22/2015	Euribor(13) + 0.55%
Floating Rate Notes(8)	Itaú Europa, UBS Inv. Bank/US and Natexis Banques Populaire	439			432	07/27/2006	07/27/2011	Euribor(13) + 0.32%
Medium Term Notes(9)	Citibank and UBB Securities	183			125	11/2/2005	11/2/2010	IGP-M + 8.70%
Medium Term Notes(10)	HSBC	218			222	05/30/2007	05/30/2012	9.21%
Other notes(14)		1,673	84	(173)	1,791
Total		4,546	84	(173)	4,595

(1) Balance refers to principal amounts.
(2) Amount in US$ equivalent on the dates shown to JPY 30 billion.
(3) Perpetual Bonds.
(4) and (5) Amounts in US$ equivalent on the issue dates shown to CHP 46.9 billion, and CHP 48.5 billion, respectively.
(6), (7) and (8) Amounts in US$ equivalent on the dates shown to € 200 million, € 100 million and € 300 million, respectively.
(9) and (10) Amounts in US$ equivalent on the dates shown to R$ 325 million and R$ 387 million, respectively.
(11) Fomentation Financial Unit.
(12) 180–day Libor.
(13) 90–day Euribor.
(14) Structured Notes.

Equity

At December 31, 2009, Itaú Unibanco consolidated Stockholders’ Equity added up to R$ 50,683 million. At the end of fiscal year 2009, the Basel Ratio stood at 16.7%. Since June, 2009, the share of operating risk in the ratio was up from 50% to 80%, pursuant to the Brazilian Central Bank Circular Letter 3383. It should be noted that as from January 1st, 2010 the operating risk will be fully taken into account to determine the ratio. Resolution 3,825 of the CMN (National Monetary Council), published at the end of 2009, determined that as from April 1st , 2010, the total amount for additional allowance for loan and lease losses shall not be added to the Tier I. In case this resolution was immediately , the Basel Ratio would be 15.2%.

Solvency Ratio

A breakdown of the Basel ratio is presented below in order to show the Tangible Common Equity (TCE) ratio, internationally defined as Stockholders’ Equity less intangible assets, goodwill and redeemable reference shares. This is a conservative performance indicator, as it shows the amount of hard equity held by a company. In Brazil, non-voting shares basically have an equity function and, for this reason, have not been excluded from Tangible Equity.

	Dec/09	Sep/09
Stockholders’ Equity of Parent Company	50,683	48,862
(-) Intangible	(3,748)	(3,588)
(=) Tangible Equity (A)	46,935	45,274

Risk-weighted Exposure	422,840	422,240
(-) Intangible asset not eliminated from weighting	(3,172)	(2,808)
(=) Adjusted Risk-weighted Exposure (B)	419,668	419,432

Ratios
BIS	16.7%	16.3%
Tier I (Core Capital)	13.7%	13.1%
Tangible Equity (A/B)	11.2%	10.8%

Capital Ratios

22	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Balance Sheet by Currency  (*)

The Balance Sheet by Currency shows assets and liabilities denominated in local and foreign currencies. At December 31, 2009, the net exchange position, including investments abroad, was a liability position of US$ 8,041 million. It should be stressed that Itaú Unibanco’s gap management policy takes into account the tax effects of this position. As exchange variation gains on investments abroad are not taxed, we enter into a hedge (liability position in exchange derivatives) at a higher volume than the hedged assets, so that the result from the total exchange exposure, net of tax effects, is virtually nil and consistent with our low risk exposure strategy.

R$ million
	Dec 31,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Assets	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco

Cash and Cash Equivalents	10,594	6,177	4,880	1,298	4,885
Short Term Interbank Deposits	139,195	132,631	130,548	2,083	15,156
Securities	120,189	108,174	106,998	1,176	23,348
Loans	245,951	220,992	212,287	8,705	26,207
(Allowance for Loan Losses)	(24,052)	(23,337)	(23,337)	0	(715)
Other Assets	106,101	93,565	82,991	10,574	27,354
Foreign Exchange Portfolio	27,239	17,307	7,140	10,167	24,712
Other	78,861	76,258	75,851	407	2,642
Permanent Assets	10,295	26,599	8,878	17,722	1,417
TOTAL ASSETS	608,273	564,801	523,244	41,557	97,653

Derivatives – Purchased Positions				24,871
Futures				7,646
Options				4,592
Swaps				7,934
Other				4,700
TOTAL ASSETS AFTER ADJUSTMENTS (a)				66,428

	Dec 31,09
			Business in Brazil		Business
	Consolidated		Itaú Unibanco	Foreign	Abroad
Liabilities and Equity	Itaú Unibanco	Total	Local Currency	Currency	Itaú Unibanco

Deposits	190,772	161,673	161,498	175	31,923
Funds Received under Securities Repurchase Agreements	131,935	130,359	130,359	0	1,576
Funds from Acceptances and Issue of Securities	17,320	22,519	12,467	10,052	5,915
Borrowings and OnLendings	34,692	31,675	22,665	9,010	10,725
Interbank and Interbranch Accounts	3,077	3,017	1,705	1,312	61
Derivative Financial Instruments	5,476	4,374	4,362	12	1,095
Other Liabilities	118,180	105,080	92,398	12,682	28,607
Foreign Exchange Portfolio	27,682	17,761	7,174	10,588	24,700
Other	90,498	87,319	85,224	2,095	3,907
Technical Provisions of Insurance, Pension Plans and Capitalization	52,404	52,398	52,398	0	6
Deferred Income	194	171	171	0	23
Minority Interest in Subsidiaries	3,540	2,852	2,852	0	0
Stockholders' Equity of Parent Company	50,683	50,683	50,683	0	17,722
Capital Stock	40,617	40,617	40,617	0	16,557
Net Income	10,067	10,067	10,067	0	1,165
TOTAL LIABILITIES AND EQUITY	608,273	564,801	531,558	33,243	97,653

Derivatives – Sold Positions				47,187
Futures				27,045
Options				5,788
Swaps				10,918
Other				3,436
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				80,430
Foreign Exchange Position Itaú Unibanco (c = a - b)				(14,002)
Foreign Exchange Position Itaú Unibanco (c) in US$				(8,041)

(*) Does not consider eliminations of transactions between local and foreign businesses.

23	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Value at Risk (VaR)

The table below shows consolidated Global VaR, comprising the portfolios of Itaú Unibanco, Itaú BBA, Itaú Europa, Itaú Argentina, Itaú Chile, and Itaú Uruguai. Itaú Unibanco’s and Itaú BBA’s portfolios are analyzed together and segregated by risk factor.
Itaú Unibanco continues to pursue its policy of operating within low limits in relation to its capital. Consolidated values at risk, as in all other units, were affected by the decreased volatility levels of the main internal and external risk factors over the quarter, as well as conservative portfolio management.
It can be seen that the diversification of business units’ risks is significant, which enables the group to maintain an overall exposure to market risk at very low levels when compared to its equity.

R$ million

	VaR by Risk Factor	Dec 31, 09	Sep 30, 09
	Fixed Rate	69.1	143.7
	TR	11.7	17.9
	Inflation Indexes	16.2	20.6
	Dollar Linked Interest Rate	11.3	5.6
	Foreign Exchange Rate – US$	13.7	22.8
Itaú Unibanco + Itaú BBA	Foreign sovereign and Private Securities	2.2	16.2
	Equities	7.4	15.5
	Foreign Interest Rate	1.8	8.9
	Commodities	3.1	1.3
	Other Foreign Exchange Rate	3.7	1.3
	Others	3.8	1.9
	Itaú Europa	1.7	2.2
	Itaú Argentina	1.4	1.4
	Itaú Chile	0.8	0.8
	Itaú Uruguay	0.3	0.5
	Diversification Effect	(61.1)	(102.1)
	Global VaR	87.2	158.4
	Maximum VaR	241.6	208.7
	Average VaR	152.9	172.6
	Minimum VaR	60.9	143.1

Adjusted for tax effects.
VaR refers to the maximum potential loss in one day, with a 99% confidence level.

Find out more on risk management in Note 21 to the Financial Statements or in our Investor Relations website, www.itau-unibanco.com/ir, in the Corporate Governance/Risk Management section, and also in Form 20-F, available in the Financial Information/SEC Files section.

24	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Ownership Structure

Management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Option Plan, are set out in Note 16-e to the Consolidated Financial Statements.

The table below shows the number of shares of capital stock and treasury shares on December 31, 2009:

In thousands

ITAÚ UNIBANCO HOLDING S.A.	Common Shares	Non-voting Shares	Total
Balance of Shares	2,289,286	2,281,650	4,570,936
Shares in Treasury	(2)	(43,589)	(43,591)
Total Shares (-) Treasury	2,289,284	2,238,061	4,527,345

The organization chart below summarizes the current ownership structure.

25	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Performance in the Stock Market

	Non-voting	Common
	Shares	Shares	ADRs
4th Q/09	ITUB4 (R$)	ITUB3 (R$)	ITUB (US$)
Closing quotation at 09/30/2009	35.70	28.65	20.15
High for the quarter	40.63	31.45	23.95
Average for the quarter	37.43	29.40	21.72
Low for the quarter	33.00	26.50	18.80
Closing quotation at 12/31/2009	38.69	30.00	22.84
% change in 4th Q/09	8.4%	4.7%	13.3%
Average daily trading financial volume (million)	202	3	248

Market Capitalization (*) x Ibovespa Index

At December 31, 2009, Itaú Unibanco’s market capitalization was R$ 175.1 billion.

(*) Average price of non-voting shares on the last trading day of the period x total shares outstanding

Dividends
The Dividend and Interest on Capital policy is intended to remunerate shareholders through monthly and supplementary payments. Art. 13 of Itaú Unibanco’s By-laws provides that shareholders are entitled to minimum compulsory dividends of 25% of annual net income. Net dividends and JCP paid by Itaú Unibanco in 2009 amounted to R$3,472 million, equal to 34.5% of the consolidated net income for that period.

Corporate Sustainability Index –ISE
Itaú Unibanco Holding S.A. has been selected, for the fifth time, to be included in the Corporate Sustainability Index (ISE) share portfolio. ISE 2009/2010 comprises 43 companies renowned for their commitment to social responsibility and corporate sustainability. The participation of Itaú Unibanco in the major Brazilian market indices is shown below:

Index	Weight (%)
Ibovespa	4.7
IBrX - 50	9.9
IBrX - 100	8.7
Ifinanceiro (IFNC)	20.0
ISE	6.5
IGC	8.7
Itag	15.5

Magazine Luiza – Exclusivity Term
On November 27, 2009, Itaú Unibanco Holding S.A. entered into an agreement to extend until 2029 its partnership with Magazine Luiza S.A., one of the Country’s largest retail chains. Itaú Unibanco paid R$ 250 million to extend its exclusive rights to distribute credit products through Luizacred, the financing company equally held by the two companies, at all physical and virtual stores, in addition to call centers, internet, direct mailing and other ways of interface between Magazine Luiza and its customers.

XL Swiss
Itaú Seguros S.A will acquire 100% of Itaú XL Seguros Corporativos S.A. shares currently held by XL Swiss Holding Ltd., as soon as the Brazilian insurance supervision agency (SUSEP) ratifies the agreement entered into on November 12, 2009. Itaú Seguros will then hold 100% of Itaú XL Seguros Corporativos S.A.. Under a separate agreement, after the deal has been closed, Itaú Seguros will provide insurance coverage to XL customers in Brazil and to those XL Global Program customers having operations in Brazil.

Disposal of Interest in Allianz Brasil
On December 29, Allianz South America Holding B.V. entered into an agreement with Itaú Unibanco Holding S.A. for the purchase of the 14.025% indirect interest that Itaú Unibanco held in Allianz Seguros S.A., for R$109 million. The transaction was completed on January 14, submitted to the antitrust authority (Conselho Administrativo de Defesa Econômica – CADE) and communicated to the private insurance supervisory agency (Superintendência de Seguros Privados –Susep). The deal had no significant impact on net income for the year.

Sustainability Rating
In December 2009, the Management & Excellence (M&E) consultancy firm reaffirmed the AAA+ Sustainability Rating ascribed to Itaú Unibanco. The rating considers criteria such as: ethics, transparency, corporate social responsibility, corporate governance, sustainability, and strategic assessment.

APIMEC Cycle 2010
In March, 2010, Itaú Unibanco will start its APIMEC public meetings cycle. Demonstrating its commitment in delivering to the market clear and broad information about its strategies, results and perspectives, Itaú Unibanco has already booked meetings on March 3 in Rio de Janeiro and March 4 in Belo Horizonte. For more information, refer to our agenda on the website www.itau-unibanco.com.br/ri.

26	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Pro forma Financial Statements by Segment

UNIBANCO
Itaú

Itaú Unibanco
Pro Forma Financial Statements by Segment

Allocated Capital
The pro forma financial information takes into account the impacts associated with the allocation of capital. To this end, adjustments were made to the financial statements, based on a proprietary model that considers the credit, market and operating risks, as well as the regulatory framework and the level of fixed asset formation.
We then determine the Risk Adjusted Return on Capital (Raroc), an operating performance indicator consistently adjusted to the capital required to support the risk of asset and liability positions taken.
Adjustments made to the balance sheet and statement of income for the period are based on the business units’ managerial information.
The Corporate+Treasury column shows the results associated with excess capital, excess subordinated debt and the carrying cost of the net balance of deferred taxes. It also shows the cost of the treasury operation, reversal of the additional provision for doubtful loans, equity in the earnings of companies not yet linked to the different segments, as well as the adjustments for Minority Interests in Subsidiaries and the Market Financial Margin.
In the 4th quarter of 2009, the Corporate+Treasury column also comprises the consolidation of 30% of Porto Seguro. Income Tax and Social Contribution on Net Income effects on the payment of Interest on Own Capital for each segment were reversed and subsequently reallocated to the individual segments in proportion to the amount of Tier I capital, while the financial statements were adjusted in order to replace net book value with market level funding. The financial statements were then adjusted to include revenues associated with the allocated capital. The cost of subordinated debt and the related remuneration at market prices were allocated to the segments on a pro rata basis, in accordance with the Tier I allocated capital. Finally, in this quarter we changed the volume of capital allocated to operations, in response to the constant evolution of proprietary models aiming at compliance with Basel II agreement rules.
The diagram below shows the changes introduced in the financial statements to reflect the impacts of capital allocation.

28	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma Financial Statements by Segment

The pro forma financial statements of the Commercial Bank, Itaú BBA and Consumer Credit segments presented below are based on managerial models, to reflect better the performance of the business units.

On December 31, 2009	R$ million
	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	416,352	152,412	74,010	54,755	597,978
Cash and Cash Equivalents	9,259	1,035	-	11	10,594
Short-term Interbank Deposits	177,098	37,920	-	7,045	139,195
Short-term Interbank Deposits in the Market	137,860	5,637	-	7,045	139,195
Short-term Interbank Deposits in Intercompany*	39,237	32,282	-	-	-
Securities	76,258	40,971	-	18,387	120,189
Interbank and Interbranch Accounts	14,471	94	88	5	14,570
Loans	103,266	63,835	75,668	3,184	245,951
(Allowance for Loan Losses)	(12,733)	(2,109)	(6,750)	(2,459)	(24,052)
Other Assets	48,732	10,667	5,004	28,582	91,531
Foreign Exchange Portfolio	19,126	9,122	-	-	27,239
Others	29,607	1,545	5,004	28,582	64,292
Permanent Assets	7,727	674	528	1,366	10,295
TOTAL ASSETS	424,079	153,086	74,538	56,121	608,273

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	410,713	140,523	67,410	34,761	553,856
Deposits	192,341	58,344	9	3,582	190,772
Deposits from Clients	176,038	19,107	9	3,582	190,772
Deposits with Intercompany*	16,303	39,237	-	-	-
Securities Repurchase Agreements	54,505	34,835	53,460	8,503	131,935
Securities Repurchase Agreements in the Market	38,526	33,272	53,460	8,503	131,935
Securities Repurchase Agreements with Intercompany*	15,979	1,563	-	-	-
Funds from Acceptances and Issue of Securities	25,810	3,849	-	27	17,320
Interbank and Interbranch Accounts	1,123	2,041	2	-	3,077
Borrowings and On-Lendings	12,532	21,446	703	12	34,692
Derivative Financial Instruments	4,487	3,756	-	-	5,476
Other Liabilities	69,159	16,251	13,237	20,989	118,180
Foreign Exchange Portfolio	19,195	9,496	-	-	27,682
Others	49,964	6,755	13,237	20,989	90,498
Technical Provisions of Insurance, Capitalization and Pension Plans	50,757	-	-	1,647	52,404
Deferred Income	132	55	-	7	194
Minority Interest in Subsidiaries	(0)	-	-	3,540	3,540
Allocated Tier I Capital	13,234	12,509	7,128	17,813	50,683
TOTAL LIABILITIES AND EQUITY	424,079	153,086	74,538	56,121	608,273
*The Intercompany were eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million
	Itaú Unibanco Pro Forma
4th Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Managerial Financial Margin	6,160	992	2,516	1,151	10,813
Financial Margin with Customers	5,823	992	2,516	-	9,324
Financial Margin with the Market	-	-	-	1,488	1,488
Financial Margin with the Corporation	337	-	-	(337)	-

Result from Loan Losses	(1,769)	(143)	(1,315)	3	(3,223)
Provision for Loan and Lease Losses	(2,439)	(151)	(1,429)	3	(4,016)
Recovery of Credits Written Off as Losses	671	8	114	-	793

Net Result from Financial Operations	4,391	849	1,202	1,154	7,590

Other Operating Income/(Expenses)	(2,263)	0	(332)	(196)	(2,792)
Banking fees and charge revenues	2,198	502	1,489	58	4,231
Operating Result of Insurance, Pension Plans and Capitalization	571	0	28	111	710
Non-interest Expenses	(4,568)	(394)	(1,615)	(163)	(6,751)
Tax Expenses for ISS, PIS and Cofins and others	(506)	(82)	(275)	(225)	(1,089)
Equity in Income (Losses) of Unconsolidated Investments	-	0	-	31	31
Other Operating Income	42	(26)	41	(7)	76

Operating Income	2,128	849	870	958	4,798

Non-operating Income	22	(6)	(1)	0	16

Income Before Tax and Profit Sharing	2,150	843	868	959	4,814
Income Tax and Social Contribution	(509)	(204)	(255)	(334)	(1,302)
Profit Sharing	(273)	(90)	(43)	(52)	(457)
Minority Interests	-	-	-	(249)	(241)

Recurring Net Income	1,368	550	571	325	2,813
(RAROC) – Return on Average Tier I Allocated Capital	38.3%	17.9%	32.4%	8.0%	22.6%
Efficiency Ratio	51.1%	28.4%	42.5%	11.9%	43.6%

Note: Non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: The Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

29	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Pro Forma Financial Statements by Segment

On September 30, 2009	R$ million

	Itaú Unibanco Pro Forma
ASSETS	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Assets	453,404	157,028	71,025	46,591	602,440
Cash and Cash Equivalents	9,570	459	-	-	10,325
Short-term Interbank Deposits	192,668	43,746	-	7,961	137,964
Short-term Interbank Deposits in the Market	146,923	4,077	-	7,961	137,964
Short-term Interbank Deposits in Intercompany*	45,745	39,669	-	-	-
Securities	91,120	36,726	571	9,414	122,576
Interbank and Interbranch Accounts	17,439	147	29	5	17,481
Loans	97,728	65,699	72,042	1,632	237,099
(Allowance for Loan Losses)	(12,931)	(2,178)	(6,499)	(2,460)	(24,068)
Other Assets	57,810	12,430	4,881	30,039	101,062
Foreign Exchange Portfolio	30,614	9,171	-	(54)	35,723
Others	27,196	3,259	4,881	30,093	65,339
Permanent Assets	7,628	481	517	1,333	9,959
TOTAL ASSETS	461,031	157,509	71,542	47,925	612,399

	Itaú Unibanco Pro Forma
LIABILITIES AND EQUITY	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco
Current and Long-Term Liabilities	445,489	145,364	64,596	29,668	559,863
Deposits	187,257	77,539	50	2,745	189,089
Deposits from Clients	169,384	31,794	50	2,745	189,089
Deposits with Intercompany*	17,873	45,745	-	-	-
Securities Repurchase Agreements	69,712	19,089	55,810	9,970	126,664
Securities Repurchase Agreements in the Market	47,916	14,855	55,810	9,970	126,664
Securities Repurchase Agreements with Intercompany*	21,796	4,234	-	-	-
Funds from Acceptances and Issue of Securities	24,196	4,604	-	-	18,538
Interbank and Interbranch Accounts	5,001	2,185	2	-	7,049
Borrowings and On-Lendings	11,361	20,693	755	-	32,808
Derivative Financial Instruments	6,345	4,722	-	-	7,458
Other Liabilities	91,640	16,533	7,980	16,953	128,278
Foreign Exchange Portfolio	30,844	9,886	-	-	36,722
Others	60,796	6,646	7,980	16,953	91,557
Technical Provisions of Insurance, Capitalization and Pension Plans	49,978	-	-	-	49,978
Deferred Income	180	51	-	-	232
Minority Interest in Subsidiaries	-	-	-	3,795	3,443
Allocated Tier I Capital	15,362	12,093	6,945	14,462	48,862
TOTAL LIABILITIES AND EQUITY	461,031	157,509	71,542	47,925	612,399
*The Intercompany was eliminated in the Consolidated.

Pro Forma Financial Statement by Segment	R$ million

	Itaú Unibanco Pro Forma
3rd Quarter/09	Commercial Bank	Itaú BBA	Consumer Credit	Corporation + Treasury	Itaú Unibanco

Managerial Financial Margin	6,156	957	2,730	992	10,835
Financial Margin with Customers	5,692	957	2,730	-	9,380
Financial Margin with the Market	-	-	-	1,456	1,456
Financial Margin with the Corporation	463	-	-	(463)	-

Result from Loan Losses	(2,367)	(180)	(1,553)	373	(3,727)
Provision for Loan and Lease Losses	(2,757)	(186)	(1,726)	373	(4,296)
Recovery of Credits Written Off as Losses	390	6	173	-	569

Net Result from Financial Operations	3,789	777	1,177	1,365	7,108

Other Operating Income/(Expenses)	(1,883)	(60)	(464)	(132)	(2,540)
Banking fees and charge revenues	2,068	370	1,370	29	3,853
Operating Result of Insurance, Pension Plans and Capitalization	580	0	19	0	600
Non-interest Expenses	(4,098)	(336)	(1,669)	(211)	(6,306)
Tax Expenses for ISS, PIS and Cofins and others	(488)	(68)	(239)	7	(787)
Equity in Income (Losses) of Unconsolidated Investments	0	0	-	43	43
Other Operating Income	55	(27)	56	(0)	57

Operating Income	1,906	717	713	1,233	4,568

Non-operating Income	53	(2)	(16)	2	36

Income Before Tax and Profit Sharing	1,959	715	697	1,235	4,604
Income Tax and Social Contribution	(629)	(172)	(194)	(232)	(1,227)
Profit Sharing	(295)	(92)	(37)	(48)	(470)
Minority Interests	(0)	-	-	(220)	(220)

Recurring Net Income	1,035	451	466	736	2,687
(RAROC) – Return on Average Tier I Allocated Capital	27.6%	16.7%	25.2%	19.8%	22.4%
Efficiency Ratio	44.7%	27.2%	42.4%	20.5%	41.1%

Note: non-interest Expenses item is made up of Personnel Expenses, Other Administrative Expenses, Tax Expenses and Other Operating Expenses.
Note: the Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

30	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Commercial Bank

The Commercial Bank results comprise net income from the offer of financial products and banking services to retail customers (individuals and very small companies), high-end, wealthy customers (private bank), as well as small and mid-sized companies.
The recurring net income of this segment totaled R$ 1,368 million in the fourth quarter, growing by 32.2% from the previous period. The credit portfolio total balance added up to R$ 103,266 million, increasing by 5.7% compared to the prior quarter. The reduction in expenses, together with the assumption of credit risk, was the main driver of the growth in segment results, and is related to delinquency levels improvement. In addition, higher banking service fees benefited from the larger number of current account holders and increased revenues from credit cards due to year-end sales. Accordingly, return on allocated capital stood at 38.3% per annum, while the efficiency ratio reached 51.1% in the period. When considering the whole year, the recurring net income of this segment totaled R$ 4,383 million, and the return on allocated capital was 29.3%. The branch transformation program associated with the integration of Itaú’s and Unibanco’s operations was expanded in the quarter and is expected to be intensified in the course of 2010.

Payroll Credit
At the end of 2009, the payroll credit portfolio totaled R$ 6,073 million, or a 6.4% reduction from the prior quarter, as a result of runoff of the acquired portfolios.

In the fourth quarter of 2009, the total balance of assets under management added up to R$ 333,869 million, increasing by 7.6% quarter-on-quarter.

Real Estate Credit
In the last quarter of 2009, the real estate credit portfolio added up to R$ 8,510 million, or an 8.7% increase from the prior quarter, thus maintaining its significant growth rates. Between October and December 2009, the volume of new real estate financing for individuals and businessmen amounted to R$ 610 million and R$ 1,190 million, respectively.

New Contracts	R$ millions

			Variation
	4th Q/09	3rd Q/09	4th Q/09 – 3rd Q/09%
Individuals	610	517	93	18.0%
Companies	1,190	922	268	29.1%
New contracts	1,800	1,439	361	25.1%

Credit Cards
Itaú Unibanco is a leader in the Brazilian credit card segment. Itaucard, Unicard and Hipercard offer a wide range of products to 23.4 million customers, both account holders and non-account holders. In the fourth quarter of 2009, the volume of customer transactions on credit cards was R$ 25,420 million, representing a 19.9% growth from the prior quarter and a 23.0% growth when compared to the fourth quarter of 2008. At the end of 2009, the volume of transactions amounted to R$ 84,938 million, which is equal to an 17.8% increase from the prior year.

31	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Itaú BBA

Itaú BBA is our segment responsible for banking transactions with large corporations and investment bank activities.
In the fourth quarter of 2009, Itaú BBA’s net profit amounted to R$ 550 million, growing by 21.9% quarter-on-quarter. Return on allocated capital was 17.9% per year, while the efficiency ratio stood at 28.4% in the period. In the year, the recurring net income was R$ 1,712 million and the return on allocated capital was 16.1%. Results for the period were positively impacted by increased banking fees arising from investment banking transactions.

Consumer Credit

In the fourth quarter of 2009, the Consumer Credit net income added up to R$ 571 million, representing a 22.4% increase compared to the prior quarter. It should be noted that this income primarily arises from financial products and services offered to non-account holders. Return on allocated capital reached 32.4% per year and the efficiency ratio stood at 42.5% in the quarter. The total credit portfolio amounted to R$ 75,668 million at December 31, 2009, an increase of 5.0% from the third quarter of the year. When considering the whole year, the result amounted R$ 2,204 million, and the return on allocated capital was 30.1%

Vehicle Financing

In the fourth quarter of 2009, new vehicle financing and leasing transactions totaled R$ 6,723 million, growing by 5.3% compared to the prior quarter. Accordingly, Itaú Unibanco’s market share was approximately 24.0% at the end of 2009. At December 31, 2009, out of the total vehicle financing and leasing portfolio, 60.3% corresponds to the financing of new vehicles, and 39.7% of used ones. As to the number of vehicles, 44.5% of the total portfolio corresponds to used and 55.5% to new vehicles.

Partnerships

Itaú Unibanco has joint ventures and operating agreements with important retailers in the Brazilian market to offer consumer credit. The partnerships’ credit portfolios reached R$ 7,941 million in December 2009, with a customer base of 17.3 million individuals. Billing amounted to R$ 17,870 million in 2009, or a 12.0% growth compared to 2008.

32	Management Discussioon and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.

On December 31, 2009	R$ million

ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	10,157	46,981	2,848	59,887
Cash and Cash Equivalents	130	29	2	162
Securities	3,174	46,186	2,619	51,967
Other Assets	6,854	766	226	7,758
Permanent Assets	435	8	44	479
TOTAL ASSETS	10,592	46,989	2,891	60,366

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	9,506	44,574	2,671	56,644
Technical Provisions – Insurance	5,363	628	-	5,991
Technical Provisions – Pension Plans and VGBL	-	42,807	-	42,807
Technical Provisions – Capitalization	-	-	2,277	2,261
Other Liabilities	4,143	1,139	393	5,586
Allocated Tier I Capital	1,086	2,415	220	3,721
TOTAL LIABILITIES AND EQUITY	10,592	46,989	2,891	60,366

Income Statement	R$ million

4th Quarter/09	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	993	136	-	1,129
Result of Pension Plans and Capitalization (b)	-	13	166	180
Retained Claims (c)	(427)	(42)	-	(469)
Selling Expenses (d)	(329)	(20)	(25)	(369)
Other Operating Income/(Expenses) of Insurance Operations (e)	(51)	2	3	(53)
Underwriting Margin (f=a+c+d+e)	186	76	-	262
Result from Insurance, Pension Plans and Capitalization (g=b+f)	186	89	144	419
Managerial Financial Margin	65	92	62	221
Banking fees and charge revenues	-	129	-	129
Non-interest Expenses	(187)	(66)	(74)	(328)
Tax Expenses for ISS, PIS and Cofins and others	(26)	(8)	(10)	(44)
Other Operating Income	3	2	2	7
Operating Income	40	239	123	403
Non-operating Income	7	0	2	9
Income Before Income Tax and Social Contribution	47	239	126	412
Income Tax/Social Contribution	(11)	(63)	(40)	(114)
Profit Sharing	(5)	(1)	-	(5)
Minority Interests	-	-	-	-
Recurring Net Income	32	175	85	293
(RAROC) – Return on Average Tier I Allocated Capital	11.3%	29.9%	174.5%	32.0%
Efficiency Ratio	54.8%	23.1%	43.9%	46.2%
Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses. The Underwriting Margin refers to the insurance business. Itaú Unibanco negotiated 100% of Unibanco Saúde Seguradora to Tempo Participações, however the transaction is still awaiting approval by ANS. Itaú Seguros acquired the XL Group’s participation in Itaú XL Seguros Corporativos S/A, keeping 100% of the dedicated structure to service corporate customers, maintaining outstanding performance.

33	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

The pro forma financial statements below were prepared based on Itaú Unibanco internal and managerial information and are intended to identify the performance of the insurance-related businesses.

On September 30, 2009	R$ million
ASSETS	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long-Term Assets	11,732	44,542	2,595	57,815
Cash and Cash Equivalents	159	9	6	174
Securities	4,007	43,843	2,495	50,322
Other Assets	7,565	690	94	7,319
Permanent Assets	425	8	44	469
TOTAL ASSETS	12,156	44,550	2,639	58,285

LIABILITIES AND EQUITY	Insurance	Life and Pension Plans	Capitalization	Consolidated
Current and Long –Term Liabilities	11,002	42,271	2,468	54,680
Technical Provisions – Insurance	7,437	669	-	7,077
Technical Provisions – Pension Plans and VGBL	-	40,720	-	40,720
Technical Provisions – Capitalization	-	-	2,212	2,194
Other Liabilities	3,564	883	256	4,689
Allocated Tier I Capital	1,154	2,280	171	3,605
TOTAL LIABILITIES AND EQUITY	12,156	44,550	2,639	58,285

Income Statement	R$ million
3rd Quarter/09	Insurance	Life and Pension Plans	Capitalization	Consolidated
Earned Premiums (a)	1,480	183	-	1,662
Result of Pension Plans and Capitalization (b)	-	20	144	160
Retained Claims (c)	(735)	(55)	-	(790)
Selling Expenses (d)	(403)	(21)	(17)	(441)
Other Operating Income/(Expenses) of Insurance Operations (e)	(79)	(10)	(1)	(85)
Underwriting Margin (f=a+c+d+e)	262	97	-	359
Result from Insurance, Pension Plans and Capitalization (g=b+f)	262	117	126	506
Managerial Financial Margin	70	113	36	219
Banking fees and charge revenues	-	129	-	128
Non-interest Expenses	(178)	(60)	(43)	(280)
Tax Expenses for ISS, PIS and Cofins and others	(29)	(11)	(8)	(48)
Other Operating Income	0	4	0	5
Operating Income	126	293	111	530
Non-operating Income	7	0	2	9
Income Before Income Tax and Social Contribution	132	293	114	539
Income Tax/Social Contribution	(38)	(83)	(37)	(158)
Profit Sharing	(6)	(1)	0	(7)
Minority Interests	-	-	-	-
Recurring Net Income	88	210	76	374
(RAROC) – Return on Average Tier I Allocated Capital	30.0%	37.8%	183.7%	42.0%
Efficiency Ratio	43.4%	20.6%	35.2%	37.9%
Note:  The information on VGBL was classified together with the pension plan products.
Non-interest Expenses comprise Personnel Expenses, Other Administrative Expenses, Tax Expenses, and Other Operating Expenses. The Underwriting Margin refers to the insurance business. Itaú Unibanco negotiated 100% of Unibanco Saúde Seguradora to Tempo Participações, however the transaction is still awaiting approval by ANS. Itaú Seguros acquired the XL Group’s participation in Itaú XL Seguros Corporativos S/A, keeping 100% of the dedicated structure to service corporate customers, maintaining outstanding performance.

34	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco

Insurance, Pension Plans and Capitalization

Insurance

A significant event in the fourth quarter was the split-off of Itaú Seguros S.A.’s Auto and Residence portfolios to Itaú Seguros de Auto e Residência S.A. (“ISAR”), a company formed from the association of Itaú Unibanco Holding S.A. (“Itaú Unibanco”) and Porto Seguro S.A. (“Porto Seguro”). Following the association, Itaú Unibanco holds a 30% interest in Porto Seguro’s operations.
This deal will enable Itaú Unibanco and Porto Seguro to combine their excellence standards with respect to pricing and benefit management on automobile and residence insurance transactions, thus providing more suitable products to meet the requirements of different market segments, through the brands: Porto Seguro, Itaú Unibanco, and Azul.
The split-off accounts for the largest changes in the financial statements for the fourth quarter of 2009 compared to the prior quarter. Additionally, the decrease in premiums earned was also impacted by contingency provisions recorded for the Life and Health portfolio, given the revision of mortality and long-time economic assumptions.

Composition of Premiums Earned

Note: Insurance charts do not include the Itauseg Saúde companies and include the Life line of Itaú Vida e Previdência S.A.

In the composition of Premiums Earned, the highlights are the Life and Personal Accident portfolio, the Extended Guarantee portfolio, where Itaú Unibanco is market leader, and Property Damage Risks, which mainly comprises pro-ducts for the large business segment.

Number of Contracts – Mass products

Excluding the Auto and Residential portfolios, the amount of policies decreased 3.1% compared to the prior quarter, mainly by the cancellation of loan protection insurance policies which is comprised in Life and Personal Accidents segment.

Combined Ratio
The combined ratio, which reflects the operating cost efficiency in relation to income from premiums earned, improved by 140 basis points from the prior quarter. The main driver for the improvement of this indicator was the split-off of the Auto portfolio, which had higher claim ratios.

Note: combined ratio is the sum of the following indices: retained claims/earned premiums, selling expenses/earned premiums and administrative expenses + other operating income and expenses/ earned premiums.
The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the chart does not include the Itauseg Saúde company and includes the Life line of Itaú Vida e Previdência S.A.

35	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Insurance, Pension Plans and Capitalization

Insurance Technical Provisions
At December 31, 2009, technical provisions amounted to R$ 6.0 billion, a 15.3% decline from the prior quarter. The main driver of this change was the split-off of the Auto and Residential portfolios from Itauseg to ISAR.

(*) According to Circular 379/2008 of Susep, beginning in 2009 the technical provisions are shown without deducting the balance of reinsurance. We have adjusted Dec/08 for comparison purposes.

Life and Pension Plan
At the end of the fourth quarter of 2009, total gross contributions to the Life and Pension Plan subsegment were in excess of R$ 2.1 billion, equal to an 11.3% increase from the prior quarter. The main drivers of such growth were the channels Personnalité and Private, Family Offices, and transactions to withdraw sponsorship of private pension plans.
The 16.4% reduction in recurring net income compared to the previous quarter is attributable to an 18.5% decline in the managerial financial margin, coupled with an 11.9% rise in private pension technical provisions, due to the seasonality of contributions. Additional provisions of R$ 43.3 million recorded for the life insurance portfolio, as a result of the review of long-term financial duration and expected mortality assumptions, also helped to shape this scenario.

Pension Plan Technical Provisions
At December 31, 2009, technical provisions totaled R$ 42.8 billion, a 5.1% growth compared to the prior quarter.

Capitalization
The recurring net income of the Capitalization subsegment was 11.6% higher compared to the prior quarter, given the 37.1% increase in sales of capitalization bonds, as a result of marketing actions carried out during the 4th quarter with respect to monthly ticket and single amount products.
Itaú Unibanco has fostered donations via sale of bonds linked to social/environmental entities. Such donations amounted to approximately R$ 473 thousand in 2009, or a 65% increase compared to the prior year.

Capitalization Technical Provisions
At December 31, 2009, technical provisions added up to R$ 2.3 billion, representing a 3.0% growth compared to the prior quarter.

36	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

Itaú Unibanco
Activities Abroad

Financial Statements
Below we present the financial statements of our main units abroad.

On December 31, 2009					R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	27,280	2,058	10,570	3,045	1,905
Cash and Cash Equivalents	1,865	98	317	465	108
Short-term Interbank Deposits	2,530	221	163	372	64
Securities	1,648	196	1,784	536	420
Loans	5,104	1,137	7,657	1,267	975
(Allowance for Loan Losses)	(33)	(38)	(188)	(77)	(35)
Other Credits	16,044	101	643	108	67
Other Assets	121	342	195	374	307
Permanent Assets	670	61	168	22	19
Investments	466	5	1	0	1
Fixed Assets	18	53	107	21	18
Intangible Assets	186	3	59	0	-
TOTAL ASSETS	27,950	2,119	10,738	3,067	1,924

	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	26,386	1,947	9,436	2,788	1,677
Deposits	7,312	1,576	7,029	2,341	1,572
Deposits Received under Securities Repurchase Agreements	-	126	217	-	-
Funds from Acceptances and Issue of Securities	1,889	-	368	-	-
Borrowings and Onlendings	835	13	851	7	13
Derivative Financial Instruments	227	1	164	-	-
Other Liabilities	16,123	231	801	439	92
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	6	-	-
Deferred Income	15	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	(0)	-
Stockholders' Equity	1,548	172	1,301	279	247
TOTAL LIABILITIES AND EQUITY	27,950	2,119	10,738	3,067	1,924

Income Statement					R$ million
4th Quarter/09	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	31	39	123	20	38
Result from Loan Losses	4	0	(40)	(3)	(4)
Provision for Loan and Lease Losses	4	(0)	(45)	(4)	(4)
Recovery of Credits Written-Off as Losses	-	0	5	1	-
Net Result from Financial Operations	35	39	83	17	34
Other Operating Income/(Expenses)	26	(38)	(51)	(24)	(9)
Banking Service Fees	84	20	29	55	17
Result from Operations of Insurance, Pension Plans and Cap.	-	-	6	-	-
Non-interest Expenses	(67)	(54)	(88)	(81)	(26)
Equity in the Earnings of Associated Companies	28	(0)	0	(0)	-
Other Operating Income	(20)	(3)	2	2	0
Operating Income	61	1	32	(7)	25
Non-operating Income	(0)	0	(1)	0	9
Income before Tax and Profit Sharing	61	1	30	(7)	34
Income Tax and Social Contribution	(9)	(1)	(7)	(8)	(2)
Profit Sharing	(8)	-	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	-	-
Recurring Net Income	44	1	24	(15)	32
Return on Equity – Annualized (%p.y.)	11.0%	2.2%	7.1%	-20.8%	57.2%
Efficiency Ratio	69.4%	97.6%	55.3%	105.6%	57.4%
Non-interest Expenses to total Assets (%p.y.)	1.0%	10.2%	3.3%	10.6%	5.4%

Europe (Portugal, London and Luxembourg)
Total assets amounted to R$ 27,950 million at December 31, 2009, representing a 28.6% decline in the period compared to the prior quarter, essentially due to the higher volume of currency arbitrage transactions in the third quarter, leading to a reduction in the other credits and other liabilities lines. Net income for the quarter added up to R$ 44 million, owing to better results in terms of commissions received and lower non-interest expenses.

Argentina
At December 31, 2009, total assets amounted to R$ 2,119 million, a 5.5% growth from the prior quarter.

The positive results in the quarter primarily reflect improved financial margin results and banking fees revenues. Also, the decrease in provisions for losses on credits is to be highlighted, albeit partly offset by increased non-interest expenses.

Chile
Total assets amounted to R$ 10,738 million at December 31, 2009, representing a 14.6% increase from the prior quarter. Such increase is basically attributable to the 6.0% appreciation of the Chilean peso against the real, and the expansion in credit related transactions.

37	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

				Itaú Unibanco
Activities Abroad

On September 30, 2009					R$ million
	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
ASSETS	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Assets	38,463	1,940	9,221	2,947	1,738
Cash and Cash Equivalents	2,052	89	358	456	129
Short-term Interbank Deposits	2,208	158	4	377	225
Securities	1,611	216	1,797	447	285
Loans	5,349	1,125	6,887	1,123	822
(Allowance for Loan Losses)	(61)	(36)	(172)	(66)	(34)
Other Credits	27,175	79	248	100	39
Other Assets	128	309	99	511	272
Permanent Assets	692	68	150	23	16
Investments	478	5	1	0	1
Fixed Assets	18	52	101	23	15
Intangible Assets	196	3	48	0	-
TOTAL ASSETS	39,155	2,008	9,372	2,970	1,753

	Consolidated	Banco	Consolidated	Consolidated	Interbanco S.A.
LIABILITIES AND EQUITY	Itaú Europa	Itaú Argentina	Itaú Chile	Itaú Uruguay	(Paraguay)
Current and Long-term Liabilities	37,407	1,834	8,062	2,677	1,545
Deposits	6,979	1,523	6,135	2,317	1,429
Deposits Received under Securities Repurchase Agreements	-	94	257	-	-
Funds from Acceptances and Issue of Securities	2,027	-	366	-	-
Borrowings and On-lendings	916	12	749	6	5
Derivative Financial Instruments	251	1	112	-	-
Other Liabilities	27,233	205	439	353	112
Technical Provisions for Insurance, Pension Plans and Cap.	-	-	5	-	-
Deferred Income	13	-	0	-	0
Minority Interest in Subsidiaries	0	-	0	(0)	-
Stockholders' Equity	1,735	173	1,309	294	208
TOTAL LIABILITIES AND EQUITY	39,155	2,008	9,372	2,970	1,753

Income Statement					R$ million
3rd Quarter/09	Consolidated Itaú Europa	Banco Itaú Argentina	Consolidated Itaú Chile	Consolidated Itaú Uruguay	Interbanco S.A. (Paraguay)
Financial Margin	26	35	79	11	26
Result from Loan Losses	(0)	(7)	(33)	1	(3)
Provision for Loan and Lease Losses	(0)	(7)	(37)	(0)	(3)
Recovery of Credits Written-Off as Losses	-	0	4	1	-
Net Result from Financial Operations	26	28	45	12	23
Other Operating Income/(Expenses)	(8)	(30)	(26)	(18)	(6)
Banking Service Fees	50	14	15	38	11
Result from Operations of Insurance, Pension Plans and Cap.	-	-	4	-	-
Non-interest Expenses	(84)	(46)	(45)	(51)	(17)
Equity in the Earnings of Associated Companies	(8)	0	(2)	0	-
Other Operating Income	35	1	1	(5)	0
Operating Income	18	(2)	19	(6)	18
Non-operating Income	(0)	0	(0)	0	0
Income before Tax and Profit Sharing	18	(1)	18	(6)	18
Income Tax and Social Contribution	(2)	(4)	(5)	(1)	(2)
Profit Sharing	(2)	4	-	-	-
Minority Interest in Subsidiaries	0	-	(0)	0	-
Recurring Net Income	13	(2)	13	(7)	16
Return on Equity – Annualized (%p.y.)	3.1%	-4.2%	3.8%	-9.2%	31.3%
Efficiency Ratio	76.3%	90.5%	45.3%	115.8%	44.2%
Non-interest Expenses to total Assets (%p.y.)	0.9%	9.1%	1.9%	6.9%	3.8%

Net income totaled R$ 24 million in the quarter, an 82.0% growth compared to the prior quarter, chiefly as a result of the positive impacts of the monetary variation of inflation-linked assets and expansion in the credit portfolio. The increase in non-interest expenses is due to higher expenses incurred for the expansion of the branch network, the above mentioned inflationary impacts, and the increase in provisions for compensation.

Uruguay
In the fourth quarter of 2009, the Uruguayan peso appreciated by 8.0% against the real and 8.5% against the U.S. dollar, thus impacting the balances of assets, liabilities and net income. Total assets amounted to R$ 3,067 million, or a 3.3% growth compared to the previous quarter. The net loss in the fourth quarter was driven by the exchange variation mentioned above, as well as the increased non-interest expenses.

Paraguay
Total assets amounted to R$ 1,924 million in the fourth quarter of 2009, a 9.7% increase quarter-on-quarter. Items to be highlighted are the 18.6% growth in the credit portfolio and the 10.0% increase in the volume of deposits. Net income of R$ 32 million in the quarter is due to the expansion in the credit portfolio and higher revenues from services provided, in addition to the positive impacts of the exchange variation on the exchange position.

38	Management Discussion and Analysis	Itaú Unibanco Holding S.A.

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil

Report of Independent Auditors on Supplementary Information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(formerly Itaú Unibanco Banco Múltiplo S.A.)

1       In connection with our audits of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (consolidated) as of December 31, 2009 and 2008, on which we issued an unqualified opinion dated February 8, 2010, we performed a review of the supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiaries..

2       Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of the Management Discussion and Analysis Report on the Consolidated Operations of Itaú Unibanco Holding S.A. and its subsidiary companies, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

3       Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at December 31, 2009, taken as a whole.

São Paulo, February 8, 2010

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

Itaú Unibanco Holding S.A.

Complete Financial Statements

December 31, 2009

MANAGEMENT REPORT – 2009

To our Stockholders:

We present the Management Report and the financial statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2009, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP).

One year of integration and opportunities

On November 3, 2009 a year has passed since the merger of Itaú and Unibanco that created Itaú Unibanco Holding S.A., the largest private financial group in the Southern Hemisphere in terms of assets, with over 100 thousand employees and tens of millions of clients.

With the election of the Board of Directors and the definition of the Executive Committee of Itaú Unibanco, decisions regarding the business model and marketing opportunities were made. In the twelve-month period in which the operation of both banks were integrated, the results achieved exceeded expectations. A search in all areas and businesses for the best of each bank was conducted in order to strengthen the new bank’s operations and reach an even higher quality standard.

The main initiatives related to the integration in 2009 were the following: interconnection of ATMs for withdrawals and balance consultations; unification of stock tickers of Itaú and Unibanco at BM&FBovespa Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and at the Bolsa de Comércio de Buenos Aires (BCBA - Buenos Aires Trade Exchange); launch of the unified Annual Report and sustainability policy; and the approval of the new Corporate Governance Structure by the Board of Directors, which started to operate supported by five committees: Strategy; Capital and Risk Management; Audit; Appointments and Corporate Governance; and Personnel. Noteworthy was also the rapid integration of Corporate, Investment Bank, Broker, Asset Management, Vehicle, Private and Treasury areas, which have been operating on a unified basis since the first quarter of the year.

In the second half of 2009, the unification process of Unibanco branches using Itaú platform has started, and it shall be completed by the end of 2010.

In August 2009, Itaú Unibanco and Porto Seguro entered into an alliance, an important strategic decision aimed at the unification of residence and automobile insurance operations. Under the leadership of Jayme Garfinkel, chief executive officer of Porto Seguro, the company started to hold an outstanding position in the automobile and residence lines, with 3.4 million automobiles and 1.2 million properties insured. Itaú Unibanco will be entitled to a 30% interest in the company’s earnings.

In the beginning of 2009 the first meeting of the International Advisory Board was held, formed by important corporate and academic leaders of several nationalities, who have relevant and outstanding experiences in the finance world: André Lara Resende, Carlos Ghosn, Jacob Frenkel, Marcel Telles, Pedro Aspe, Pedro Malan, Pedro Moreira Salles, Raghuram Rajan, Roberto Setubal and Woods Staton.

Economic environment and banking sector

The Brazilian economic activity showed a strong reinvigoration, mainly in industry, from January. Since then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% in November as compared with December 2008. Despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period of 2008.

Strong growth is expected for Brazilian economy in 2010, consolidating the scenario of reinvigoration already noticeable in the employment and the investment data as from the third quarter of 2009.

Essential for such reinvigoration was the quick recovery of the domestic bank credit. In December, credit reached 45% of GDP.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	41

Main Results

The following are the main results of Itaú Unibanco for 2009. We emphasize that, due to the merger of Itaú and Unibanco, we report the result for 2008 based on the sum of net income earned by Itaú and Unibanco as of September 30, 2008, together with the consolidated result reached by Itaú Unibanco in the fourth quarter of that year.

The pro forma result of Itaú Unibanco for 2008, shown below, does not represent what could have occurred if the merger of shares had happened previously, nor corresponds to the financial statements of Itaú Unibanco, nor is indicative of future results.

The complete financial statements and the Management’s Discussion and Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com.br/ri).

		Jan to Dec/08
	Jan to Dec/09	PRO FORMA	Change (%)
Income - R$ billion (1)
Gross income from financial operations	46.1	31.5	46.6%
Expenses for allowance for loan losses	(16.4)	(11.3)	45.3%
Income from recovery of credits written off as loss	2.2	1.6	43.0%
Income from services and income from insurance, pension plan and capitalization	17.7	16.1	9.5%
Personnel, administrative and other operating expenses	(25.5)	(23.8)	7.1%
Income tax and social contribution	(7.8)	0.2
Recurring net income	10.5	10.6	-0.8%
Net income	10.1	10.0	0.6%
Results per share - R$
Recurring net income (2)	2.32	2.35	-1.0%
Net income (2)	2.23	2.22	0.4%
Book value (2)	11.19	9.69	15.5%
Dividends and Interest on capital (net of taxes)	0.79	0.80	-0.5%
Price of preferred share (PN) (3)	38.68	23.95	61.5%
Market capitalization – R$ billion (4)	175.1	107.9	62.2%
Balance sheet – R$ billion
Total assets	608.3	637.2	-4.5%
Total loans (including endorsements and sureties)	278.4	271.9	2.4%
Free, raised and managed own assets	855.1	807.7	5.9%
Subordinated debt	22.0	22.4	-1.7%
Stockholders’ equity	50.7	43.7	16.1%
Referential Equity (Economic-financial consolidated)	70.5	68.0	3.7%
Financial ratios (%)
Recurring return on average equity	22.3%	24.8%
Return on average equity	21.4%	23.4%
Return on average assets	1.6%	1.9%
Efficiency ratio (5)	42.4%	45.3%
Basel ratio (Economic-financial consolidated)	16.7%	16.3%
Fixed assets ratio (Financial system consolidated)	32.9%	39.6%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares (4.5 billion for 2008).
(3)	Calculated based on the average quotation of preferred shares on the last day of the period.
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period).
(5)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	42

Business performance

We report below the highlights of our performance in 2009.

Net income for 2009 amounted to R$ 10.1 billion, with return of 21.4% on average equity (23.4% for the same period of 2008). Recurring net income was R$ 10.5 billion, with return of 22.3%. Itaú Unibanco paid or provided for its own taxes and contributions in the amount of R$ 14.1 billion for the period. The Bank also withheld and passed on taxes of customers, which were directly levied on financial operations, in the amount of R$ 8.1 billion.

Consolidated stockholders’ equity totaled R$ 50.7 billion at December 31, 2009. The loan portfolio, including endorsements and sureties, reached R$ 278.4 billion, an increase of 2.4% as compared to December 31, 2008. In Brazil, non-mandatory loans to the individuals segment reached R$ 103.1 billion, with a growth of 10.7% as compared to the end of December 2008. The large company segment reached R$ 88.9 billion, whereas the very small, small and middle-market company segment reached R$ 61.0 billion. Free, raised and managed assets totaled R$ 855.1 billion, an increase of 5.9% in the period. The Basel ratio stood at 16.7% at the end of December, based on economic-financial consolidated.

Total consolidated assets reached R$ 608.3 billion at December 31, 2009.

Itaú Unibanco’s preferred shares rose 61.5%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges of Itaú Unibanco, calculated considering the average quotation of preferred shares outstanding at the last trading session of the period, reached R$ 175.1 billion at the end of December. According to the company Bloomberg, Itaú Unibanco ranked ninth among banks in the world at December 31, 2009, having market value as parameter.

Itaú Unibanco holds the leading position in the credit card segment in Brazil, with Itaucard, Unicard and Hipercard, offering products to 23.4 million customers who are account and non-account holders. In 2009, credit card transactions of customers totaled R$ 84.9 billion. In this same period, Redecard obtained a net income of R$ 1.4 billion, of which we highlight that Itaú Unibanco is entitled to 50%.

At December 31, the individual vehicle loan portfolio of Itaú Unibanco in Brazil reached R$ 52.3 billion. In the real estate market, Itaú Unibanco’s loan portfolio totaled R$ 8.5 billion.

In relation to insurance, pension plan and capitalization segment, Itaú Unibanco reached R$ 52.4 billion in technical provisions for insurance, pension plan and capitalization, already considering the 30% of interest in the earnings of Porto Seguro. Pension plan reserves were noteworthy, having reached R$ 44.3 billion, with an increase of 25.7% in relation to the previous year.

In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$ 17.8 billion, and of securitization that totaled R$ 1.4 billion in 2009. In the Brazilian Financial and Capital Markets Association (ANBIMA) ranking regarding distribution of fixed income, Itaú BBA occupies the first position in 2009. In capital markets, it coordinated public offerings of shares that totaled R$ 14.2 billion. In the ANBIMA ranking regarding origination of variable income, it occupies the first position in 2009 with 55% of market share of number of offerings. In addition, Itaú BBA provided financial advisory services of mergers and acquisition which total volume of transactions was R$ 19.9 billion in 2009, closing the year in second in the Thomson ranking based on the number of transactions.

People

Itaú Unibanco employed approximately 102 thousand people at the end of 2009. The employee’s fixed compensation plus charges and benefits totaled R$ 8.6 billion for the year. Welfare benefits granted to employees and their dependants totaled R$ 1.5 billion. In addition, approximately R$ 117 million was invested in education, training and development programs.

Itaú Unibanco was in the list of Great Place to Work - Brazil of the Great Place to Work Institute (partnership with Época magazine) and FIA/USP (partnership with Exame/Você S/A magazine). The fact that Itaú Unibanco was recognized as one of the best companies of Brazil in the period when its employees were dedicated to the unification of management practices, attests the quality of the current organizational climate.

In October 2009, the Itaú Unibanco 2010 Trainee Program received a total of 34.2 thousand applications for 100 vacancies. One of the Bank’s concerns from its origin is to attract and retain talents, recognized when it was elected for the third time as one of the 10 Empresas dos Sonhos dos Jovens para Trabalhar (dream companies to work by youngsters) by Cia. de Talentos.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	43

Sustainability

In April, the Policy on Sustainability and the related Internal Governance of the Itaú Unibanco group were published. The policy materializes the organization’s commitment to sustainable development, provides guidelines to pursuit its strategy and management of stakeholders, and promotes business innovations, reviews and adjustments based on sustainability concepts. The governance has the objective of strengthening the sustainability agenda in Itaú Unibanco's decision -making process and is structured in four levels, from the Board of Directors’ members to the managerial level: Sustainability Monitoring Committee, Sustainability Executive Commission, Sustainability Committee and Sustainability Commission.

In the year, the portfolio of sustainable financial products offered to clients was strengthened with the launch of Fundo Itaú Índice de Carbono (carbon index fund), the first in the country linked to carbon credits index. Initiatives encouraging the spread of knowledge and sustainable practices, such as Prêmio Itaú de Finanças Sustentáveis (Itaú sustainable finance award) and Diálogos Itaú de Sustentabilidade (Itaú’s dialogues on sustainability) on the theme continued to be undertaken . Itaú Unibanco entered into a partnership with MIT Sloan School of Management to finance the research and development of sustainability-related projects.

One of the most respected world trade indices, the Dow Jones Sustainability World Index (DJSI), selected Itaú Unibanco Holding for the tenth consecutive time to make up its portfolio of companies with the best corporate governance practices and economic, social and environmental performance. Also noteworthy was the fact that Redecard was the only Brazilian company to be in the index. In Brazil, Itaú Unibanco was chosen for the fifth consecutive year to make up the portfolio of the Business Sustainability Index of BM&Bovespa comprising companies committed to sustainability and corporate governance practices. Also worthy of note was the fact that Redecard was the only Brazilian company to be included in the portfolios of Dow Jones Sustainability World Index and BM&F Bovespa Business Sustainability Index related to their 2009/2010 reviews. Itaú Unibanco Holding was also elected the Most Sustainable Bank in World Emerging Markets by Financial Times and Most Sustainable and Ethical Bank in Latin America by Latin Finance. The bank was included in Guia Exame de Sustentabilidade for the third consecutive time.

Social and cultural investments

In 2009 Itaú Unibanco continued with its commitment to conceive projects together with the Government which, after tested and approved, exert impact on public policy and foster the country’s development. In this year social and cultural investments totaled R$ 248 million.

The Itaú-Unicef award for 2009, handed out by Fundação Itaú Social, explored in its eighth edition the theme Tempos e Espaços para Aprender (time and space for learning), with the purpose of contributing to strengthen the organizations which develop social and educational projects and raising visibility of Full-time Education actions carried out in communities. It had the registration of 1,917 projects aimed at over 697 thousand children and adolescents.

Itaú Unibanco received the Corporate Citizen of the Americas Award from Foundation for the Americas, a body of the Organization of American States (OAS), given to private institutions that have initiatives to fight poverty in the American continent. The Olimpíada de Língua Portuguesa Escrevendo o Futuro (Portuguese Language Olympiad - writing the future), a Fundação Itaú Social’s program in partnership the Ministry of Education, was the winner of this Award in 2009, having qualified over 4.200 technicians of Education Departments. With the participation of employees, Itaú Criança (child) program promoted expansion in libraries of 1,411 schools, and Itaú Unibanco Solidário (solidarity) campaign on the use of income tax fund in its fifth edition collected approximately R$ 900 thousand for the funds for childhood and adolescent. This campaign counted on the participation of 10,073 employees, benefiting 29 projects.

Instituto Unibanco benefited a total of 253 schools, in addition to having supported 85 social organizations in the whole country. A study carried out by the Jovem de Futuro (youth with a future) program in partnership with State Education Departments, showed that students of 88 participating schools made remarkable advances in learning Portuguese language and mathematics. In the Entre Jovens (among youth) program, the 25 thousand students of 171 schools benefited by the tutoring method showed better learning results as compared to other students.

In 2009, Itaú Cultural was visited by over 273,000 people in its headquarters in São Paulo. It held 522 events in the country and abroad, including workshops, lectures, seminars and traveling exhibitions. In addition, it distributed over 39 thousand cultural products to the public, including books, catalogs, CDs and DVDs. Itaú Cultural entered into institutional partnerships with Fundação para o Desenvolvimento da Educação (foundation for development of education) and Girona University /Unesco to create a Chair of Cultural Policies, among other things. The Institute develops its activities in partnership with the Ministry of Culture through Rouanet Law, from which a portion of its funds is obtained through incentives.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	44

Plataforma Itaúbrasil, created in 2008 to value the Brazilian culture and the best of Brazil, celebrated in 2009 Roberto Carlos’s 50 years of music, carnival of Salvador, the dance festival of Joinville, and the theater festival of Curitiba, among others; in addition, it sponsored all categories of the Brazilian national soccer team and other sports projects aimed at training and improving the performance of athletes. These investments exceeded the amount of R$ 9 million. In addition, amateur sport also received investments from Redecard amounting to approximately R$ 3 million.

Ratings and Awards

In 2009, Itaú Unibanco’s operations were recognized by renowned communication vehicles and institutions. These were as follows:

•
Financial Times Award – the British newspaper and the International Finance Corporation (IFC) granted Itaú Unibanco the Emerging Markets Sustainable Bank of the Year award, offered to financial institutions that stood out in the creation of value in operations in the environmental, social and financial areas;

•
Management & Excellence Latin America – in the Annual Corporate Transparency and Sustainability Study of Ibovespa, Itaú Unibanco appeared among the companies with the highest level of transparency in sustainability among the surveyed companies;

•	Euromoney Magazine– Best Managed Company in Latin America and Best Company in Corporate Governance in Brazil awarded to Itaú Unibanco;

•	Latin Finance – Man of the Year to Roberto Setubal and Deals of the Year to Itaú BBA;

•	Emerging Markets Report – Global Leader for Banking in Latin America;

•	It was recognized by Euromoney magazine as the Best Bank in Brazil for the 11th time. Itaú BBA was chosen as the Best Regional Cash Manager in South America and the Best Domestic Cash Manager Brazil;

•	It was awarded the Best Bank in Investment Fund Management by Guia Exame de Investimentos Pessoais;

•
It was awarded the Outstanding Private Bank – Latin American, granted by Private Banker International (PBI) magazine. This is the second consecutive time that Itaú Unibanco receives this award, considered the most important in the wealth management segment in the world;

•	Itaú Unibanco was considered the Bank of the Year in Brazil and Latin America, as evaluated by the British magazine The Banker, considered a benchmark for financial managers in the whole world; and

•
Itaú Unibanco was ranked first in the 40 Largest Banks of Latin America in Sustainability for the fifth consecutive time. The study is carried out by the consulting company Management & Excellence in partnership with the Latin Finance magazine;

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	45

Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco, its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work; (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to December 2009, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	February 17, 2009 – Agreement for using an electronic library of international accounting standards – (Comperio) - Itaú Unibanco Holding S.A.– Brazil;

•	February 26, 2009 – Consulting and advisory services agreement in order to resolve specific issues involving tax, accounting and corporate law – Itaú Unibanco S.A.– Brazil;

•
July 14, 2009 and November 16, 2009 – Participation in the salary compensation survey named “Encuestas de remuneraciones Benefícios adicionales” (additional compensation and benefits surveys) with receipt of data related to the base dates from 09/30/08 to 03/31/09 and from 09/30/09 to 03/31/10, respectively – Oca S.A. -Uruguay;

•	October 9, 2009 – Service agreement related to tax advisory intended to review the Schedule O Form, which is attached to the Tax Return forms - Itaú Unibanco Holding S.A – Brazil.

Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

Circular No. 3,068/01 of BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 2.4 billion, corresponding to only 2.0% of total securities held.

Acknowledgements

We thank our employees for their efforts and skills which have been essential to reach consistent and differentiated results, and our stockholders and clients for the trust they put on us.

(Approved at the Board of Directors' Meeting of February 8, 2010).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	46

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALCIDES LOPES TÁPIAS	ANTONIO CARLOS BARBOSA DE OLIVEIRA
ALFREDO EGYDIO SETUBAL	CLAUDIA POLITANSKI
CANDIDO BOTELHO BRACHER	MARCOS DE BARROS LISBOA
FERNANDO ROBERTO MOREIRA SALLES	RICARDO BALDIN
FRANCISCO EDUARDO DE ALMEIDA PINTO	RODOLFO HENRIQUE FISCHER
GUSTAVO JORGE LABOISSIERE LOYOLA	SÉRGIO RIBEIRO DA COSTA WERLANG
HENRI PENCHAS	SILVIO APARECIDO DE CARVALHO
ISRAEL VAINBOIM
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO
JACKSON RICARDO GOMES
JOSÉ EDUARDO LIMA DE PAULA ARAUJO
AUDIT COMMITTEE	LUIZ FELIPE PINHEIRO DE ANDRADE
President	MARCO ANTONIO ANTUNES
GUSTAVO JORGE LABOISSIERE LOYOLA	WAGNER ROBERTO PUGLIESE

Members
ALCIDES LOPES TÁPIAS	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
ARTEMIO BERTHOLINI	JOSÉ MANUEL DA COSTA GOMES
CRC - 1SP219892/O-0

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	47

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	JACKSON RICARDO GOMES
JASON PETER CRAUFORD
Executive Vice-Presidents	JEAN MARTIN SIGRIST JÚNIOR
ALFREDO EGYDIO SETUBAL	JOÃO ANTONIO DANTAS BEZERRA LEITE
ANTONIO CARLOS BARBOSA DE OLIVEIRA	JORGE LUIZ VIEGAS RAMALHO
GERALDO JOSÉ CARBONE	LAVÍNIA MORAES DE ALMEIDA NOGUEIRA JUNQUEIRA
JOSÉ CASTRO ARAÚJO RUDGE	LEILA CRISTIANE BARBOZA BRAGA DE MELO
MÁRCIO DE ANDRADE SCHETTINI	LINDA AGARINAKAMURA
MARCO AMBROGIO CRESPI BONOMI	LUÍS ANTONIO RODRIGUES
RODOLFO HENRIQUE FISCHER	LUÍS EDUARDO GROSS SIQUEIRA CUNHA
RUY VILLELA MORAES ABREU	LUÍS OTÁVIO MATIAS
SÉRGIO RIBEIRO DA COSTA WERLANG	LUIS TADEU MANTOVANI SASSI
LUIZ ANTONIO FERNANDES CALDAS MORONE
Executive Directors	LUIZ ANTONIO NOGUEIRA DE FRANÇA
ALEXANDRE DE BARROS	LUIZ EDUARDO LOUREIRO VELOSO
CELSO SCARAMUZZA	LUIZ FELIPE PINHEIRO DE ANDRADE
CLAUDIA POLITANSKI	LUIZ FERNANDO OLIVEIRA BARRICHELO
DEMOSTHENES MADUREIRA DE PINHO NETO	LUIZ MARCELO ALVES DE MORAES
FERNANDO MARSELLA CHACON RUIZ	MANOEL ANTONIO GRANADO
IVO LUIZ DE SÁ FREIRE VIEITAS JUNIOR	MARCELO BOOCK
JOÃO JACÓ HAZARABEDIAN	MARCELO LUIS ORTICELLI
JOSÉ ROBERTO HAYM	MARCELO TONHAZOLO
MARCOS DE BARROS LISBOA	MARCO ANTONIO ANTUNES
OSVALDO DO NASCIMENTO	MARCO ANTONIO SUDANO
RICARDO BALDIN	MARCOS ANTÔNIO VAZ DE MAGALHÃES
RICARDO VILLELA MARINO	MARCOS AUGUSTO CAETANO DA SILVA FILHO
SILVIO APARECIDO DE CARVALHO	MARCOS AURÉLIO REITANO
MARCOS BRAGA DAINESI
Directors	MARCOS SILVA MASSUKADO
ADRIANO BRITO DA COSTA LIMA	MARCOS VANDERLEI BELINI FERREIRA
ALMIR VIGNOTO	MAURÍCIO FERREIRA DE SOUZA
ANDRÉ SAPOZNIK	MIGUEL BURGOS NETO
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	NATALÍSIO DE ALMEIDA JÚNIOR
ANTONIO CARLOS RICHECKI RIBEIRO	OLIVIO MORI JÚNIOR
ANTONIO CARLOS AZZI JÚNIOR	OSMAR MARCHINI
ANTONIO SIVALDI ROBERTI FILHO	OSVALDO JOSÉ DAL FABBRO
ARNALDO PEREIRA PINTO	PAULO EIKIEVICIUS CORCHAKI
AURÉLIO JOSÉ DA SILVA PORTELLA	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS AUGUSTO DE OLIVEIRA	PAULO PIRES VAZ
CARLOS EDUARDO DE CASTRO	PEDRO PAULO DE ALMEIDA CARNEIRO CUNHA
CARLOS EDUARDO DE SOUZA LARA	PLÍNIO CARDOSO DA COSTA PATRÃO
CARLOS EDUARDO MONICO	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE DONEGÁ AIDAR	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS HENRIQUE ZANVETTOR	RICARDO LIMA SOARES
CECÍLIA MARIA ARELLANO MISZPUTEN	RICARDO ORLANDO
CESAR PADOVAN	RICARDO RIBEIRO MANDACARU GUERRA
CÍCERO MARCUS DE ARAÚJO	RICARDO TERENZI NEUENSCHWANDER
CLÁUDIO CESAR SANCHES	ROBERTO LAMY
CLAUDIO CORACINI	ROBERTO MASSARU NISHIKAWA
CLAUDIO JOSÉ COUTINHO ARROMATTE	ROGERIO CARVALHO BRAGA
COSMO FALCO	ROGÉRIO PAULO CALDERÓN PERES
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROMILDO GONÇALVES VALENTE
EDUARDO ALMEIDA PRADO	ROONEY SILVA
ELISABETE SZABO	SANDRA NUNES DA CUNHA BOTEGUIM
ERNESTO ANTUNES DE CARVALHO	SERGIO SOUZA FERNANDES JÚNIOR
FERNANDO DELLA TORRE CHAGAS
FERNANDO JOSÉ COSTA TELES
FLÁVIO AUGUSTO AGUIAR DE SOUZA
GILBERTO TRAZZI CANTERAS

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	48

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ANDRÉ FERRARI
Vice-Chairmen	ANDRÉ LUIZ HELMEISTER
FERNÃO CARLOS BOTELHO BRACHER	ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
PEDRO MOREIRA SALLES	EDUARDO CARDOSO ARMONIA
EDUARDO CORSETTI
Members	ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO
ALFREDO EGYDIO SETUBAL	EMERSON SAVI JUNQUEIRA
CANDIDO BOTELHO BRACHER	FÁBIO DE SOUZA QUEIROZ FERRAZ
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO FONTES IUNES
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FRANCISCO DE ASSIS CREMA
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
GUILHERME DE ALENCAR AMADO
EXECUTIVE BOARD	ILAN GOLDFAJN
JOÃO CARLOS DE GÊNOVA
Chief Executive Officer	JOÃO MARCOS PEQUENO DE BIASE
CANDIDO BOTELHO BRACHER	JOSÉ AUGUSTO DURAND
JOSÉ IRINEU NUNES BRAGA
Managing Vice-Presidents	LILIAN SALA PULZATTO KIEFER
ALBERTO FERNANDES	LUÍS ALBERTO PIMENTA GARCIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	LUIZ MARCELO ALVES DE MORAES
DANIEL LUIZ GLEIZER	MARCELO MAZIERO
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	MARCO ANTONIO SUDANO
RODOLFO HENRIQUE FISCHER	MARIO ANTONIO BERTONCINI
MÁRIO LÚCIO GURGEL PIRES
Executive Directors	MÁRIO LUÍS BRUGNETTI
ALEXANDRE JADALLAH AOUDE	MARIO LUIZ AMABILE
ANDRÉ EMILIO KOK NETO	MILTON MALUHY FILHO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	PASCHOAL PIPOLO BAPTISTA
CAIO IBRAHIM DAVID	PAULO DE PAULA ABREU
NICOLAU FERREIRA CHACUR	PAULO PIRES VAZ
PAOLO SERGIO PELLEGRINI	PAULO ROBERTO SCHIAVON DE ANDRADE
PAULO ROMAGNOLI	PEDRO REZENDE MARINHO NUNES
RODRIGO PASTOR FACEIRO LIMA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
MARCO AMBROGIO CRESPI BONOMI	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	JOSÉ CASTRO ARAÚJO RUDGE

Directors	Executive Directors
ADRIENNE PATRICE GUEDES DAIBERT	ANDRÉ HORTA RUTOWITSCH
CARLOS HENRIQUE ZANVETTOR	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
CLÁUDIO JOSÉ COUTINHO ARROMATTE	NEY FERRAZ DIAS
EVANIR COUTINHO USSIER
FERNANDO JOSÉ COSTA TELES	Managing Directors
FLÁVIO KITAHARA SOUSA	LUIZ FERNANDO BUTORI REIS SANTOS
JACKSON RICARDO GOMES	MARCO ANTONIO ANTUNES
JASON PETER CRAUFORD	MARCOS DE BARROS LISBOA
LUÍS FERNANDO STAUB	MOACYR ROBERTO FARTO CASTANHO
LUÍS OTÁVIO MATIAS	NORBERTO GIL FERREIRA CAMARGO
LUIZ FELIPE PINHEIRO DE ANDRADE
LUIZ OTAVIO PINHO DO AMARAL
MARCO ANTONIO ANTUNES
MARCOS VANDERLEI BELINI FERREIRA
ROBERTO LAMY
RODOLFO HENRIQUE FISCHER

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	49

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

ASSETS	12/31/2009	12/31/2008
CURRENT ASSETS	452,725,515	487,289,567
CASH AND CASH EQUIVALENTS	10,594,442	15,847,047
INTERBANK INVESTMENTS (Notes 4b and 6)	133,011,522	120,269,009
Money market	115,652,060	95,476,978
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	435,658	73,868
Interbank deposits	16,923,804	24,718,163
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	95,275,181	109,272,725
Own portfolio	24,748,546	36,896,405
Subject to repurchase commitments	8,544,983	3,187,485
Pledged in guarantee	7,945,106	15,123,730
Deposited with the Central Bank	6,398,545	6,163,072
Derivative financial instruments	3,846,677	14,019,378
Assets guaranteeing technical provisions – PGBL/VGBL fund quotas (Note 11b)	38,626,466	30,023,746
Assets guaranteeing technical provisions – other securities (Note 11b)	5,164,858	3,858,909
INTERBANK ACCOUNTS	13,991,111	13,570,569
Pending settlement	17,296	80,328
Central Bank deposits	13,868,759	13,407,747
National Housing System (SFH)	11,177	14,371
Correspondents	88,781	61,247
Interbank onlending	5,098	6,876
INTERBRANCH ACCOUNTS	57,200	41,254
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	140,671,375	147,156,032
Operations with credit granting characteristics (Note 4e)	155,107,495	157,139,095
(Allowance for loan losses) (Note 4f)	(14,436,120)	(9,983,063)
OTHER RECEIVABLES	56,312,074	78,068,817
Foreign exchange portfolio (Note 9)	25,313,317	49,473,902
Income receivable	739,968	1,134,038
Transactions with credit card issuers (Note 4e)	9,520,515	5,100,495
Receivables from insurance and reinsurance operations (Note 4ml and 11b)	3,420,379	3,646,249
Negotiation and intermediation of securities	864,741	2,146,053
Sundry (Note 13a)	16,453,154	16,568,080
OTHER ASSETS (Note 4g)	2,812,610	3,064,114
Assets held for sale	359,910	562,191
(Valuation allowance)	(92,451)	(208,255)
Unearned premiums of reinsurance (Note 4ml)	558,690	500,789
Prepaid expenses (Note 13b)	1,986,461	2,209,389

LONG-TERM RECEIVABLES	145,252,796	139,487,088
INTERBANK INVESTMENTS (Notes 4b and 6)	6,183,973	4,277,079
Money market	3,048,037	896,124
Money market – Assets Guaranteeing Technical Provisions – SUSEP (Note 11b)	2,598,695	2,091,711
Interbank deposits	537,241	1,289,244
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	24,913,383	29,071,150
Own portfolio	11,642,294	12,083,753
Subject to repurchase commitments	935,112	3,246,332
Pledged in guarantee	2,644,535	2,282,005
Deposited with the Central Bank	4,395,002	3,786,890
Derivative financial instruments	2,092,806	3,585,157
Assets guaranteeing technical provisions – other securities (Note 11b)	3,203,634	4,087,013
INTERBANK ACCOUNTS - National Housing System (SFH)	521,514	655,867
LOAN, LEASE AND OTHER CREDIT OPERATIONS (Note 8)	81,227,716	73,914,951
Operations with credit granting characteristics (Note 4e)	90,843,469	83,904,043
(Allowance for loan losses) (Note 4f)	(9,615,753)	(9,989,092)
OTHER RECEIVABLES	30,861,607	29,546,084
Foreign exchange portfolio (Note 9)	1,925,929	2,354,776
Sundry (Note 13a)	28,935,678	27,191,308
OTHER ASSETS – Prepaid expenses (Notes 4g and 13b)	1,544,603	2,021,957

PERMANENT ASSETS	10,294,919	10,425,570
INVESTMENTS (Notes 4h and 15a II)	2,187,100	2,258,091
Investments in affiliates	1,191,662	1,354,055
Other investments	1,173,700	1,081,310
(Allowance for loan losses)	(178,262)	(177,274)
FIXED ASSETS (Notes 4i and 15b)	4,353,175	4,025,178
Real estate in use	4,286,573	4,351,024
Other fixed assets	6,183,663	5,998,570
(Accumulated depreciation)	(6,117,061)	(6,324,416)
OPERATING LEASE ASSETS (Note 4j)	6,424	9,335
Leased assets	18,553	18,553
(Accumulated depreciation)	(12,129)	(9,218)
INTANGIBLE (Notes 4k and 15b)	3,748,220	4,132,966
Acquisition of rights to credit payroll	2,597,749	2,395,438
Other intangible assets	2,600,892	2,352,408
(Accumulated amortization)	(1,450,421)	(614,880)
TOTAL ASSETS	608,273,230	637,202,225

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	50

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

LIABILITIES	12/31/2009	12/31/2008
CURRENT LIABILITIES	325,881,447	356,276,207
DEPOSITS (Notes 4b and 10b)	121,937,743	125,327,596
Demand deposits	24,836,767	26,932,947
Savings deposits	48,221,550	39,296,239
Interbank deposits	1,897,039	2,517,959
Time deposits	45,985,522	55,442,244
Other deposits	996,865	1,138,207
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	88,415,532	86,321,785
Own portfolio	35,947,821	22,881,682
Third-party portfolio	51,798,921	62,349,894
Free portfolio	668,790	1,090,209
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	10,452,033	10,844,659
Real estate, mortgage, credit and similar notes	8,266,027	7,658,693
Debentures	237,591	127,489
Foreign borrowings through securities	1,948,415	3,058,477
INTERBANK ACCOUNTS	290,588	399,167
Pending settlements	64,544	159,395
Correspondents	226,044	239,772
INTERBRANCH ACCOUNTS	2,786,792	2,608,978
Third-party funds in transit	2,705,525	2,584,415
Internal transfers of funds	81,267	24,563
BORROWINGS AND ONLENDING (Notes 4b and 10e)	14,478,271	23,467,846
Borrowings	8,508,785	17,964,771
Onlending	5,969,486	5,503,075
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	3,335,332	11,224,033
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	9,214,061	7,050,805
OTHER LIABILITIES	74,971,095	89,031,338
Collection and payment of taxes and contributions	472,971	665,785
Foreign exchange portfolio (Note 9)	25,742,752	47,720,106
Social and statutory (Note 16b II)	4,290,048	3,670,437
Tax and social security contributions (Notes 4n, 4o and 14c)	7,414,591	6,830,641
Negotiation and intermediation of securities	1,135,079	2,729,484
Credit card operations (Note 4e)	25,977,057	19,111,745
Securitization of foreign payment orders (Note 10a)	-	215,500
Subordinated debt (Note 10f)	38,720	1,261,411
Sundry (Note 13c)	9,899,877	6,826,229

LONG-TERM LIABILITIES	227,974,625	234,512,149
DEPOSITS (Notes 4b and 10b)	68,834,426	80,861,802
Interbank deposits	149,368	403,176
Time deposits	68,685,058	80,458,626
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 10c)	43,519,001	38,036,677
Own portfolio	39,271,563	37,862,401
Third-party portfolio	62,289	174,276
Free portfolio	4,185,149	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 10d)	6,867,587	8,750,986
Real estate, mortgage, credit and similar notes	586,092	1,353,874
Debentures	2,526,687	3,462,376
Foreign borrowings through securities	3,754,808	3,934,736
BORROWINGS AND ONLENDING (Notes 4b and 10e)	20,213,900	19,168,570
Borrowings	3,827,503	6,215,726
Onlending	16,386,397	12,952,844
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	2,140,714	3,583,423
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4m II and 11a)	43,189,687	36,131,280
OTHER LIABILITIES	43,209,310	47,979,411
Foreign exchange portfolio (Note 9)	1,939,565	3,041,056
Tax and social security contributions (Notes 4n, 4o and 14c)	13,268,553	11,167,723
Credit card operations (Note 4e)	198,240	-
Securitization of foreign payment orders (Note 10a)	-	3,613,233
Subordinated debt (Note 10f)	21,999,496	21,164,412
Sundry (Note 13c)	5,803,456	8,992,987
DEFERRED INCOME (Note 4p)	193,734	231,105
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	3,540,001	2,518,728
STOCKHOLDERS’ EQUITY (Note 16)	50,683,423	43,664,036
Capital	45,000,000	29,000,000
Capital reserves	640,759	597,706
Revenue reserves	5,953,960	16,015,742
Asset valuation adjustment (Notes 4c, 4d and 7d)	120,031	(423,717)
(Treasury shares)	(1,031,327)	(1,525,695)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	608,273,230	637,202,225

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	51

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Income (Note 2a)
(In thousands of Reais)

	01/01 to	01/01 to
	12/31/2009	12/31/2008
INCOME FROM FINANCIAL OPERATIONS	76,727,739	56,431,023
Loan, lease and other credit operations	47,476,820	37,891,596
Securities and derivative financial instruments	24,024,883	13,899,186
Financial income from insurance, pension plan and capitalization operations (Note 11c)	4,575,783	2,321,376
Foreign exchange operations	9,482	986,858
Compulsory deposits	640,771	1,332,007
EXPENSES ON FINANCIAL OPERATIONS	(30,581,022)	(33,063,657)
Money market	(26,296,868)	(26,830,246)
Financial expenses on technical provisions for pension plan and capitalization (Note 11c)	(3,992,544)	(1,841,417)
Borrowings and onlending	(291,610)	(4,391,994)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	46,146,717	23,367,366
RESULT OF LOAN LOSSES (Note 8d I)	(14,165,307)	(12,945,605)
Expense for allowance for loan losses	(16,398,955)	(14,279,713)
Income from recovery of credits written off as loss	2,233,648	1,334,108
GROSS INCOME FROM FINANCIAL OPERATIONS	31,981,410	10,421,761
OTHER OPERATING REVENUES (EXPENSES)	(12,364,637)	(11,123,239)
Banking service fees (Note 13d)	12,455,231	8,649,399
Asset management	2,249,495	1,967,561
Current account services	466,454	300,951
Credit cards	5,816,504	3,018,976
Sureties and credits granted	1,323,293	1,243,528
Receipt services	1,204,517	900,588
Other	1,394,968	1,217,795
Income from bank charges (Note 13e)	2,771,722	2,554,778
Result from insurance, pension plan and capitalization operations (Note 11c)	2,431,694	1,307,241
Personnel expenses (Note 13f)	(9,832,230)	(7,632,140)
Other administrative expenses (Note 13g)	(11,592,702)	(7,920,721)
Tax expenses (Notes 4o and 14a II)	(4,237,763)	(2,335,735)
Equity in earnings of affiliates (Note 15a III)	177,956	193,532
Other operating revenues (Note 13h)	941,050	1,508,795
Other operating expenses (Note 13i)	(5,479,595)	(7,448,388)
OPERATING INCOME	19,616,773	(701,478)
NON-OPERATING INCOME (Notes 13j and 22l)	430,436	205,782
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	20,047,209	(495,696)
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4o and 14a I)	(7,421,217)	9,420,450
Due on operations for the period	(6,199,436)	(2,794,837)
Related to temporary differences	(1,221,781)	12,215,287
PROFIT SHARING	(1,695,371)	(854,882)
Employees – Law No. 10,101 of 12/19/2000	(1,490,730)	(747,750)
Officers – Statutory – Law No. 6,404 of 12/15/1976	(204,641)	(107,132)
MINORITY INTEREST IN SUBSIDIARIES (Note 22k)	(864,013)	(266,389)
NET INCOME	10,066,608	7,803,483
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES	4,517,815,519	3,472,966,007
NET INCOME PER SHARE – R$	2.23	2.25
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 12/31)	11.19	10.68

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)	424,003	567,393
NET INCOME WITHOUT NONRECURRING EFFECTS	10,490,611	8,370,876
NET INCOME PER SHARE – R$	2.32	2.41

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	52

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Statement of Cash Flows
(In thousands of Reais)

	01/01 to	01/01 to
	12/31/2009	12/31/2008
ADJUSTED NET INCOME	35,000,671	17,126,299
Net income	10,066,608	7,803,483
Adjustments to net income:	24,934,063	9,322,816
Granted options recognized	115,535	86,952
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	(3,003,340)	1,886,237
Allowance for loan losses	16,398,955	14,279,713
Results from operations with subordinated debt	1,265,073	2,514,849
Results from securitization of foreign payment orders	(309,741)	871,413
Financial expenses on technical provisions for pension plan and capitalization	3,992,544	1,841,417
Depreciation and amortization (Note 15b)	2,168,314	1,455,748
Adjustment to legal liabilities – tax and social security	(317,012)	91,611
Adjustment to provision for contingent liabilities	(1,595,034)	1,588,504
Deferred taxes	1,221,781	(12,215,287)
Equity in earnings of affiliates (Note 15a)	(177,956)	(193,532)
Income from available-for-sale securities	3,098,071	(4,050,266)
Income from held-to-maturity securities	525,210	(498,383)
Amortization of goodwill (Note 2a)	596,961	1,543,073
(Income) loss from sale of investments	(398,888)	(291,587)
Minority interest	864,013	266,389
Other	489,577	145,965
CHANGE IN ASSETS AND LIABILITIES	(2,334,235)	(8,824,215)
(Increase) decrease in interbank investments	19,338,353	(42,299,426)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	5,804,019	(26,907,353)
(Increase) decrease in compulsory deposits with the Central Bank of Brazil	(461,012)	10,442,535
(Increase) decrease in interbank and interbranch accounts (assets/liabilities)	228,112	519,989
(Increase) decrease in loan, lease and other credit operations	(17,216,559)	(64,230,362)
(Increase) decrease in other receivables and other assets	2,128,199	(3,890,833)
(Increase) decrease in foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)	1,197,494	1,546,040
(Decrease) increase in deposits	(15,483,229)	70,184,151
(Decrease) increase in deposits received under securities repurchase agreements	7,576,071	28,298,062
(Decrease) increase in funds for issuance of securities	(2,294,026)	2,613,403
(Decrease) increase in borrowings and onlending	(8,057,986)	7,247,918
(Decrease) increase in credit card operations (Assets/Liabilities)	2,490,541	5,878,566
(Decrease) increase in securitization of foreign payment orders	(3,518,992)	(154,891)
(Decrease) increase in technical provisions for insurance, pension plan and capitalization	5,100,089	3,944,745
(Decrease) Increase in collection and payment of taxes and contributions	(192,814)	310,115
(Decrease) Increase in other liabilities	5,255,002	222,687
(Decrease) increase in deferred income	(44,371)	110,511
Payment of income tax and social contribution	(4,183,126)	(2,660,072)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	32,666,436	8,302,084

Interest on capital / dividends received from affiliated companies	78,843	114,720
Funds received from sale of available-for-sale securities	13,676,386	22,684,660
Funds received from redemption and transfer to Porto Seguro of held-to-maturity securities (Note 7g)	459,802	374,734
Disposal of assets not for own use	318,895	153,903
Disposal of investments	406,114	346,360
Payment of income tax and social contribution from sale of investments	(127,162)	(99,140)
Sale of fixed assets	63,310	36,590
Purchase of available-for-sale securities	(10,597,966)	(27,829,738)
Cash and cash equivalents of assets and liabilities arising from the purchase of Redecard S.A. (Note 2a)	(477,994)	-
Cash and cash equivalents of assets and liabilities arising from ITAÚ UNIBANCO merger	-	14,962,865
Purchase of investments AIG Seguros S.A.	-	(1,937,203)
Purchase of investments	(39,499)	(400,478)
Purchase of fixed assets	(1,256,645)	(1,174,076)
Purchase of intangible assets	(761,712)	(1,002,797)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	1,742,372	6,230,400

Increase (decrease) in subordinated debt	(1,652,680)	948,097
Change in minority interest	(509,395)	(1,172,978)
Granting of stock options	277,808	107,376
Purchase of treasury shares	(6,979)	(1,618,147)
Interest on capital paid	(3,782,407)	(2,910,040)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,673,653)	(4,645,692)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,735,155	9,886,792

Cash and cash equivalents at the beginning of the period	37,182,300	27,295,508
Cash and cash equivalents at the end of the period (Notes 4a and 5)	65,917,455	37,182,300

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	53

ITAÚ UNIBANCO HOLDING S.A.
Consolidate Statement of Added Value
(In thousands of Reais)

	01/01 to	01/01 to
	12/31/2009	12/31/2008
INCOME	81,592,565	62,986,540
Financial operations	76,727,739	56,431,023
Banking services	15,226,953	11,204,177
Result from insurance, pension plan and capitalization operations	2,431,694	1,307,241
Result of allowance for loan losses (Note 8d)	(14,165,307)	(12,945,605)
Other	1,371,486	6,989,704
EXPENSES ON FINANCIAL OPERATIONS	(36,060,617)	(35,862,427)
Financial operations	(30,581,022)	(33,063,657)
Other	(5,479,595)	(2,798,770)
INPUTS PURCHASED FROM THIRD PARTIES	(9,425,613)	(6,634,366)
Materials, energy and other	(425,115)	(325,492)
Third-party services	(2,826,561)	(1,770,099)
Other	(6,173,937)	(4,538,775)
Data processing and telecommunications (Note 13g)	(2,606,077)	(1,901,479)
Advertising, promotions and publications (Note 13g)	(975,419)	(708,132)
Conservation and maintenance	(623,872)	(383,752)
Transportation (Note 13g)	(409,724)	(302,625)
Security (Note 13g)	(376,834)	(264,807)
Travel expenses (Note 13g)	(121,943)	(107,660)
Legal (Note 13g)	(26,995)	(43,347)
Other	(1,033,073)	(826,973)
GROSS ADDED VALUE	36,106,335	20,489,747
DEPRECIATION AND AMORTIZATION (Note 13g)	(1,305,163)	(779,943)
NET ADDED VALUE PRODUCED BY THE COMPANY	34,801,172	19,709,804
ADDED VALUE RECEIVED FROM TRANSFER (Note 15a III)	177,956	193,532
TOTAL ADDED VALUE TO BE DISTRIBUTED	34,979,128	19,903,336
DISTRIBUTION OF ADDED VALUE	34,979,128	19,903,336
Personnel	10,978,524	7,738,942
Compensation	8,983,817	6,405,535
Benefits	1,487,851	1,115,298
FGTS – government severance pay fund	506,856	218,109
Taxes, fees and contributions	12,208,058	3,588,110
Federal	11,583,542	3,179,284
State	77,113	15,748
Municipal	547,403	393,078
Return on managed assets - Rent	861,925	506,412
Return on own assets	10,930,621	8,069,872
Dividends and interest on capital paid/provided for	3,977,438	3,205,181
Retained earnings (loss) for the period	6,089,170	4,598,302
Minority interest in retained earnings	864,013	266,389

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	54

ITAÚ UNIBANCO HOLDING S.A.
Balance Sheet
(In thousands of Reais)

	12/31/2009	12/31/2008
ASSETS
CURRENT ASSETS	10,795,381	1,939,987
CASH AND CASH EQUIVALENTS	515	155
INTERBANK INVESTMENTS (Notes 4b and 6)	6,948,040	171,572
Money market	120,091	171,572
Interbank deposits	6,827,949	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	5,307	-
Own portfolio	578	-
Pledged in guarantee	4,729	-
OTHER RECEIVABLES	3,839,692	1,766,239
Income receivable (Note 15a I)	3,289,903	1,379,703
Sundry (Note 13a)	549,789	386,536
OTHER ASSETS – Prepaid expenses (Note 4g)	1,827	2,021
LONG -TERM RECEIVABLES	282,325	408,643
INTERBANK INVESTMENTS – Interbank deposits (Notes 4b and 6)	-	309,323
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 7)	25,118	24,583
OTHER RECEIVABLES - Sundry (Note 13a)	257,207	74,737
PERMANENT ASSETS	56,380,952	59,682,767
INVESTMENTS	56,380,595	59,682,215
Investments in subsidiaries (Notes 4h and 15a I )	56,380,188	59,681,808
Other	407	407
FIXED ASSETS (Notes 4i)	357	552
TOTAL ASSETS	67,458,658	62,031,397

LIABILITIES

CURRENT LIABILITIES	2,681,374	2,572,135
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	62	90
OTHER LIABILITIES	2,681,312	2,572,045
Social and statutory (Note 16b II)	2,542,121	2,406,957
Tax and social security contributions (Note 14c)	132,297	155,962
Sundry	6,894	9,126
LONG-TERM LIABILITIES	1,276,670	618,333
DEPOSITS – Interbank deposits (Notes 4b and 10b)	899,224	345,997
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 7h)	1,234	1,434
OTHER LIABILITIES	376,212	270,902
Tax and social security contributions (Note 14c)	366,683	269,544
Sundry	9,529	1,358
STOCKHOLDERS’ EQUITY (Note 16)	63,500,614	58,840,929
Capital	45,000,000	29,000,000
Capital reserves	640,759	597,706
Revenue reserves	18,771,151	31,192,635
Asset valuation adjustment - (Notes 4c, 4d and 7d)	120,031	(423,717)
(Treasury shares)	(1,031,327)	(1,525,695)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	67,458,658	62,031,397

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	55

ITAÚ UNIBANCO HOLDING S.A.
Statement of Income
(In thousands of Reais)

		01/01 to	01/01 to
	2nd Half 2009	12/31/2009	12/31/2008
INCOME FROM FINANCIAL OPERATIONS	280,253	440,493	114,037
Securities and derivative financial instruments	280,253	440,493	114,037
EXPENSES ON FINANCIAL OPERATIONS	(37,287)	(69,656)	(77,466)
Money market	(37,287)	(69,656)	(77,466)
GROSS INCOME FROM FINANCIAL OPERATIONS	242,966	370,837	36,571
OTHER OPERATING REVENUES (EXPENSES)	3,996,005	7,262,318	2,203,515
Personnel expenses	(74,682)	(198,378)	(117,333)
Other administrative expenses	(18,971)	(42,537)	(37,874)
Tax expenses (Notes 14a II)	(166,611)	(174,659)	(101,065)
Equity in earnings of subsidiaries (Note 15a I)	4,280,130	7,731,003	2,510,568
Other operating revenues (expenses)	(23,861)	(53,111)	(50,781)
OPERATING INCOME	4,238,971	7,633,155	2,240,086
NON-OPERATING INCOME (Note 13j)	2,678	10,049	18,039,190
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	4,241,649	7,643,204	20,279,276
INCOME TAX AND SOCIAL CONTRIBUTION (Note 4o)	(475,011)	69,133	(51,473)
Due on operations for the period	25,954	31,668	(75,743)
Related to temporary differences	(500,965)	37,465	24,270
PROFIT SHARING	104	(5,430)	(10,706)
Employees – Law No. 10,101 of 12/19/2000	(1,036)	(4,350)	(4,350)
Officers – Statutory – Law No. 6,404 of 12/15/1976	1,140	(1,080)	(6,356)
NET INCOME	3,766,742	7,706,907	20,217,097
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,815,519	3,472,966,007
NET INCOME PER SHARE – R$		1.71	5.82
BOOK VALUE PER SHARE – R$ (OUTSTANDING AT 12/31)		14.03	13.06

EXCLUSION OF NONRECURRING EFFECTS (Notes 2a and 22l)		34,465	(12,614,010)
NET INCOME WITHOUT NONRECURRING EFFECTS		7,741,372	7,603,087
NET INCOME PER SHARE – R$		1.71	2.19

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	56

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders’ Equity (Note 16)
(In thousands of reais)

				Asset valuation
		Capital		adjustment		(Treasury
	Capital	reserves	Revenue reserves	(Note 7d)	Retained earnings	shares)	Total
BALANCES AT JULY 1, 2009	45,000,000	697,492	17,233,453	111,123	-	(1,241,245)	61,800,823
Treasury shares	-	(116,059)	39,116	-	-	209,918	132,975
Purchase of treasury shares	-	-	-	-	-	(6,958)	(6,958)
Granting of stock options – exercised options	-	(116,059)	39,116	-	-	216,876	139,933
Granting of options recognized	-	59,326	-	-	-	-	59,326
Change in adjustment to market value	-	-	-	8,908	-	-	8,908
Net income	-	-	-	-	3,766,742	-	3,766,742
Appropriations:
Legal reserve	-	-	188,337	-	(188,337)	-	-
Unrealized profit reserve	-	-	(1,642,069)	-	1,642,069	-	-
Statutory reserves	-	-	2,952,314	-	(2,952,314)	-	-
Dividends and interest on capital	-	-	-	-	(2,268,160)	-	(2,268,160)
BALANCES AT DECEMBER 31, 2009	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
CHANGES IN THE PERIOD	-	(56,733)	1,537,698	8,908	-	209,918	1,699,791
BALANCES AT JANUARY 1, 2008	14,254,213	1,290,059	17,295,023	65,467	-	(1,172,394)	31,732,368
Capitalization with reserves – ASM/ESM of 04/23/2008	2,745,787	-	(2,745,787)	-	-	-	-
Merger of shares – ESM of 11/28/2008	12,000,000	5,540	-	-	-	-	12,005,540
Restatement of equity securities and Other	-	271	-	-	-	-	271
Treasury shares	-	(1,011,253)	(146,217)	-	-	(353,301)	(1,510,771)
Purchase of treasury shares	-	-	-	-	-	(1,618,147)	(1,618,147)
Granting of stock options – exercised options	-	-	(146,217)	-	-	253,593	107,376
Cancellation of shares – ASM/ESM of 04/23/2008	-	(1,011,253)	-	-	-	1,011,253	-
Granting of options recognized/ Prior year’s adjustments - Law No. 11.638	-	313,089	(211,001)	-	(15,136)	-	86,952
Change in adjustment to market value	-	-	-	(489,184)	-	-	(489,184)
Reversal of interest on capital and dividends paid on 03/03/2008 – Year 2007	-	-	3,837	-	-	-	3,837
Net income	-	-	-	-	20,217,097	-	20,217,097
Appropriations:
Legal reserve	-	-	1,010,855	-	(1,010,855)	-	-
Unrealized profit reserve	-	-	2,000,000	-	(2,000,000)	-	-
Statutory reserves	-	-	13,985,925	-	(13,985,925)	-	-
Dividends and interest on capital	-	-	-	-	(3,205,181)	-	(3,205,181)
BALANCES AT DECEMBER 31, 2008	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
CHANGES IN THE PERIOD	14,745,787	(692,353)	13,897,612	(489,184)	-	(353,301)	27,108,561
BALANCES AT JANUARY 1, 2009	29,000,000	597,706	31,192,635	(423,717)	-	(1,525,695)	58,840,929
Capitalization with reserves – ASM/ESM of 04/24/2009	16,000,000	-	(16,000,000)	-	-	-	-
Treasury shares	-	(154,408)	(69,131)	-	-	494,368	270,829
Purchase of treasury shares	-	-	-	-	-	(6,979)	(6,979)
Granting of stock options – exercised options	-	(154,408)	(69,131)	-	-	501,347	277,808
Granting of options recognized	-	197,461	(81,926)	-	-	-	115,535
Change in adjustment to market value	-	-	-	543,748	-	-	543,748
Reversal of interest on capital and dividends paid on 03/17 and 04/08/2009 – Year 2008	-	-	104	-	-	-	104
Net income	-	-	-	-	7,706,907	-	7,706,907
Appropriations:
Legal reserve	-	-	385,345	-	(385,345)	-	-
Unrealized profit reserve	-	-	(1,642,069)	-	1,642,069	-	-
Statutory reserves	-	-	4,986,193	-	(4,986,193)	-	-
Dividends and interest on capital	-	-	-	-	(3,977,438)	-	(3,977,438)
BALANCES AT DECEMBER 31, 2009	45,000,000	640,759	18,771,151	120,031	-	(1,031,327)	63,500,614
CHANGES IN THE PERIOD	16,000,000	43,053	(12,421,484)	543,748	-	494,368	4,659,685

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	57

ITAÚ UNIBANCO HOLDING S.A.
Statement of Cash Flows
(In thousands of Reais)

	2nd Half of	01/01 to	01/01 to
	2009	12/31/2009	12/31/2008
ADJUSTED NET INCOME (LOSS)	75,830	111,880	(167,954)
Net income	3,766,742	7,706,907	20,217,097
Adjustments to net income:	(3,690,912)	(7,595,027)	(20,385,051)
Granting of options recognized	59,325	115,535	-
Deferred taxes	500,965	(37,465)	24,270
Equity in earnings of subsidiaries (Note 15a I)	(4,280,130)	(7,731,003)	(20,541,918)
Amortization of goodwill	28,872	57,745	52,463
Other	56	161	80,134
CHANGE IN ASSETS AND LIABILITIES	(314,687)	(295,625)	178,804
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)	(1,899)	(7,799)	47,474
(Increase) decrease in other receivables and other assets	(417,720)	(307,475)	(105,125)
Increase (decrease) in other liabilities	116,398	31,115	554,112
Payment of income tax and social contribution	(11,466)	(11,466)	(317,657)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(238,857)	(183,745)	10,850

Interest on capital/dividends received	839,661	9,609,568	4,008,559
(Increase) decrease in interbank investments	92,477	(6,615,638)	375,252
(Purchase) Disposal of investments	336	338	(301,009)
(Purchase) Disposal of fixed assets/deferred charges	(78)	(305)	(86)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	932,396	2,993,963	4,082,716

Increase (decrease) in deposits	37,287	553,227	345,997
Granting of stock options	139,936	277,808	107,376
Purchase of treasury shares	(6,958)	(6,979)	(1,618,147)
Dividends and interest on capital paid	(1,168,237)	(3,782,407)	(2,910,040)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(997,972)	(2,958,351)	(4,074,814)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(304,433)	(148,133)	18,752
Cash and cash equivalents at the beginning of the period	328,027	171,727	152,975
Cash and cash equivalents at the end of the period (Notes 4a and 5)	23,594	23,594	171,727

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	58

ITAÚ UNIBANCO HOLDING S.A.
Statement of Added Value
(In thousands of Reais)

	2nd Half of	01/01 to	01/01 to
	2009	12/31/2009	12/31/2008
INCOME	288,650	456,380	130,065
Financial operations	280,253	440,493	114,037
Other	8,397	15,887	16,028
EXPENSES ON FINANCIAL OPERATIONS	(67,037)	(128,778)	(130,389)
Financial operations	(37,288)	(69,656)	(77,466)
Other	(29,749)	(59,122)	(52,923)
INPUTS PURCHASED FROM THIRD PARTIES	(18,091)	(41,103)	(36,910)
Third-party services	(5,606)	(13,984)	(15,974)
Advertising, promotions and publications	(1,582)	(3,388)	(2,305)
Financial system services	(3,199)	(6,324)	(2,666)
Insurance	(2,077)	(3,819)	(2,537)
Other	(5,627)	(13,588)	(13,428)
GROSS ADDED VALUE	203,522	286,499	(37,234)
DEPRECIATION AND AMORTIZATION	(78)	(180)	(220)
NET ADDED VALUE PRODUCED BY THE COMPANY	203,444	286,319	(37,454)
ADDED VALUE RECEIVED FROM TRANSFER	4,280,130	7,731,003	20,541,918
Equity in earnings	4,280,130	7,731,003	20,541,918
TOTAL ADDED VALUE TO BE DISTRIBUTED	4,483,574	8,017,322	20,504,464
DISTRIBUTION OF ADDED VALUE	4,483,574	8,017,322	20,504,464
Personnel	68,061	187,925	131,249
Compensation	65,633	179,353	125,261
Benefits	1,407	6,360	3,739
FGTS – government severance pay fund	1,021	2,212	2,249
Taxes, fees and contributions	648,142	121,410	155,376
Federal	648,142	121,291	155,316
State	-	13	11
Municipal	-	106	49
Return on managed assets - Rent	629	1,080	742
Return on own assets	3,766,742	7,706,907	20,217,097
Dividends and interest on capital paid/provided for	2,268,162	3,977,438	3,205,181
Retained earnings/ (loss) for the period	1,498,580	3,729,469	17,011,916

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	59

ITAÚ UNIBANCO HOLDING S.A.
NOTES TO THE FINANCIAL STATEMENTS
FROM JANUARY 1 TO DECEMBER 31, 2009 AND 2008
(In thousands of reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its: commercial, investment, consumer credit, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	60

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009 (Note 22o), in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM) and the Superintendency of Private Insurance (SUSEP), and National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On February 18, 2009, BACEN approved the merger of the financial operations of ITAÚ UNIBANCO S.A. (ITAÚ UNIBANCO) and Unibanco – União de Bancos Brasileiros S.A. (UNIBANCO). These operations were integrated according to the respective business segment, through splits and mergers occurred on February 28, 2009; therefore, the Consolidated Financial Statements for the period from January 1 to December 31, 2009, and the corresponding notes to these financial statements are not presented with data “Without UNIBANCO”, as disclosed at December 31, 2008. The consolidated financial statements for 2008, presented for comparative purposes, already considers Unibanco's operations in Balance Sheet and the transaction for the period from October 10, 2008 to December 31, 2008 in the other statements.

On March 30, 2009, ITAÚ purchased 24,082,760 nominative common shares of Redecard S.A. for R$ 590,028, giving rise to a goodwill amounting to R$ 556,575 which, net of taxes, totaled R$ 506,483, fully amortized in the Consolidated Financial Statements. In view of this transaction, ITAÚ UNIBANCO started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of ITAÚ UNIBANCO HOLDING from the first quarter of 2009.

On August 23, 2009 ITAÚ UNIBANCO HOLDING and Porto Seguro S.A. (PORTO SEGURO) entered into an alliance aimed at the unification of their residence and automobile insurance operations, in addition to an Operational Agreement for the exclusive offer and distribution of residential and automobile insurance products to the customers of the ITAÚ UNIBANCO branch network in Brazil and Uruguay.

For accounting purposes, this operation was concluded in the 4th quarter of 2009 after the approval by the PORTO SEGURO’s stockholders’ meeting and SUSEP, which, on October 16, 2009, granted prior authorization for the corporate acts. The operation was submitted for approval by the Brazilian Antitrust System (SBDC).

The implementation of the Alliance took place through a corporate restructuring, in which ITAÚ UNIBANCO HOLDING transferred to PORTO SEGURO all the assets and liabilities related to its current portfolio of residential and automobile insurance and Stockholders' Equity of R$ 950 million. In its turn, PORTO SEGURO issued shares representing 30% (thirty percent) of its new capital stock, which were delivered to ITAÚ UNIBANCO HOLDING, which started to proportionally consolidate its interest (Note 22p). Goodwill arising from this operation was R$ 40,386, which, net of taxes, totaled R$ 36,751, fully amortized in the consolidated financial statements.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22l).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	61

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign Exchange Variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in Statement of Income, including for comparability effects.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the elimination of unrealized profits arising from transactions between the parent company and consolidated companies, and from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and the recognition of deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, this goodwill was fully amortized in the years when these investments occurred, in order to: a) permit better comparability with previous periods’ consolidated financial statements; and b) permit measuring Net Income and Stockholders’ Equity based on conservative criteria.

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The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation	Interest %
		country	12/31/2009	12/31/2008
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Ltda.		Portugal	100.00	100.00
Banco Dibens S.A.		Brazil	100.00	100.00
Banco Fiat S.A.		Brazil	99.99	99.99
Banco Itaú Argentina S.A.		Argentina	99.99	99.99
Banco Itaú BBA S.A.		Brazil	99.99	99.97
Banco Itaú Chile S.A.		Chile	99.99	99.99
Banco Itaú Europa Luxembourg S.A.		Luxembourg	99.98	99.98
Banco Itaú Europa, S.A.		Portugal	99.99	99.99
Banco Itaú Uruguay S.A.		Uruguay	100.00	100.00
Banco ItauBank S.A.		Brazil	100.00	100.00
Banco Itaucard S.A.		Brazil	99.99	99.99
Banco Itaucred Financiamentos S.A.		Brazil	99.99	100.00
Banco Itauleasing S.A.		Brazil	99.99	99.99
BIU Participações S.A.	(1)	Brazil	66.16	66.16
Cia. Itaú de Capitalização		Brazil	99.99	99.99
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	100.00	100.00
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	(2)	Brazil	50.00	50.00
Fiat Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(3)	Brazil	50.00	50.00
Hipercard Banco Múltiplo S.A.		Brazil	99.99	99.99
Itaú Administradora de Consórcios Ltda.		Brazil	99.99	99.99
Itau Bank, Ltd.	(4)	Cayman Islands	100.00	100.00
Itaú Corretora de Valores S.A.		Brazil	99.99	99.99
Itaú Seguros S.A.		Brazil	100.00	100.00
Itaú Unibanco S.A.		Brazil	100.00	100.00
Itaú Vida e Previdência S.A.		Brazil	100.00	99.99
Itaú XL Seguros Corporativos S.A.	(3)	Brazil	50.00	50.00
Itaúsa Export S.A.		Brazil	100.00	100.00
OCA Casa Financiera S.A.		Uruguay	100.00	100.00
Orbitall Serviços e Processamento de Informações Comerciais S.A.		Brazil	99.99	99.99
Porto Seguro S.A. (Note 2a)	(5)	Brazil	30.00	-
Redecard S.A. (Note 2a)		Brazil	50.00	46.42
Unibanco - União de Bancos Brasileiros S.A.		Brazil	100.00	100.00
Unibanco Holdings S.A.		Brazil	100.00	100.00
Unibanco Cayman Bank Ltd.		Cayman Islands	100.00	100.00
Unibanco Participações Societárias S.A.		Brazil	51.00	51.00
Unicard Banco Múltiplo S.A.		Brazil	99.99	99.99

(1)	Company fully consolidated from this year;
(2)	Companies with shared control included proportionally in consolidation;
(3)	Company with shared control, fully included in consolidation, as authorized by CVM, in view of the business management by ITAÚ UNIBANCO HOLDING;
(4)	It does not include Redeemable Preferred Shares (Note 10f);
(5)	Company controlled by Porto Seguro Itaú Unibanco Participações S.A. included proportionally in consolidation from December 31, 2009.

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NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at December 31, 2009, according to present regulation, are as follows:

	Financial system	Economic-financial
	consolidated (1)	consolidated (2)
Referential equity (3)	68,432,521	70,514,408
Basel ratio	17.0%	16.7%
Tier I	13.8%	13.7%
Tier II	3.2%	3.0%
Fixed asset ratio (4)	32.9%	15.4%
Excess capital in relation to fixed assets	11,711,004	24,396,680

(1)	Consolidated financial statements including financial companies only;
(2)
Consolidated financial statements comprising all subsidiary companies, including insurance, pension plan and capitalization companies and those in which control is based on the sum of interests held by the bank, its managers, parent company and related companies, notwithstanding their percentage, as well as those directly or indirectly acquired, through investment funds;

(3)
The CMN, through Resolution 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments. CMN Resolution No. 3,674, of December 30, 2008, started permitting the full addition, to Tier I, of the additional provision amount to the minimum percentages required by CMN Resolution No. 2,682 of December 21, 1999, for loan, lease and other operations with credit characteristics;

(4)
The difference between the fixed asset ratio of the financial system consolidated and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic and financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Management considers the current Basel ratio (16.7%, based on economic-financial consolidated) to be adequate, taking into account the following:

a)	It exceeds by 5.7 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) and unrecorded deferred tax assets, the ratio would increase to 18.0%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circular No. 3,383 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

The operational risk portion will be increasingly incorporated, as set forth by Circular No. 3,383. From July 1, 2009, it stands at 80% of the determined amount, and it will be increased every six-month period until reaching the full capital amount on January 1, 2010. Should the total effect be immediately considered, the Basel ratio would be 16.8% for the Financial System Consolidated and 16.5% for the Economic-Financial Consolidated.

CMN Resolution No. 3,825, of December 16, 2009, revokes Resolution No. 3,674, of December 30, 2008, to take effect from April 1, 2010, which enables fully adding to Tier I the amount of the additional provision to the minimum percentages required by Resolution No. 2,682 of December 21, 1999. Should the revocation took immediate effect, the Basil ratio, by considering the effects described in the paragraph above, would be 15.5% for the Financial System Consolidated and 15.3% for the Economic-Financial Consolidated.

Circular No. 3,476, of December 28, 2009, sets forth that, for the Economic-Financial Consolidated, from June 30, 2010, an additional should be included in the Operational Risk Portion (POPR), through the use of a ratio based on the equity in earnings subsidiary and affiliated companies. Should this additional be considered immediately, together with the other effects described in the last two paragraphs above, the Basel ratio of the Economic-Financial Consolidated would be 15.2%.

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The Referential Equity used for calculation of ratios and composition of risk exposures at December 31, 2009, are as follows:

	Financial		Economic-financial
	system		Consolidated

Stockholders' Equity Itaú Unibanco Holding S.A.(Consolidated)	50,683,423		50,683,423
Minority interest in subsidiaries	904,163		3,023,426
Unrealized income (loss)	2,274		-
Consolidated stockholders’ equity (BACEN)	51,589,860		53,706,849
Preferred shares with clause of redemption excluded from Tier I	(687,711)		(687,711)
Additional provision for loan, lease and other operations	6,107,459		6,104,000
Revaluation reserves excluded from Tier I	(7)		(7)
Deferred permanent assets excluded from Tier I	(569,651)		(575,862)
Deferred tax assets excluded from Tier I	(696,116)		(721,548)
Adjustments to market value – securities and derivative financial instruments
excluded from Tier I	(120,031)		(120,071)
Tier I	55,623,803		57,705,650
Preferred shares with clause of redemption	687,711		687,711
Subordinated debt	12,029,254		12,029,254
Revaluation reserves	7		7
Adjustment to market value – securities and derivative financial instruments	120,031		120,071
Tier II	12,837,003		12,837,043
Tier I + Tier II	68,460,806		70,542,693
Exclusions:
Funding instruments issued by financial institutions	(28,285)		(28,285)
Referential equity	68,432,521		70,514,408
Risk exposure
Credit	41,734,370	94.2%	43,949,837	94.5%
Securities	2,353,117	5.3%	2,520,482	5.4%
Loan operations - Retail	8,881,879	20.1%	8,790,230	18.9%
Loan operations – Non-retail	12,750,352	28.8%	12,777,295	27.5%
Joint obligations - Retail	6,860	0.0%	6,860	0.0%
Joint obligations – Non-retail	3,500,777	7.9%	3,494,294	7.5%
Loan commitments - Retail	2,051,066	4.6%	2,016,647	4.3%
Loan commitments – Non-retail	1,377,157	3.1%	1,376,833	3.0%
Other exposures	10,813,162	24.4%	12,967,196	27.9%
Operational	1,881,993	4.2%	1,881,993	4.0%
Retail	296,370	0.7%	296,370	0.6%
Commercial	572,260	1.3%	572,260	1.2%
Corporate finance	51,760	0.1%	51,760	0.1%
Negotiation and sales	490,141	1.1%	490,141	1.1%
Payments and settlements	208,216	0.5%	208,216	0.4%
Financial agent services	76,612	0.2%	76,612	0.2%
Asset management	170,743	0.4%	170,743	0.4%
Retail brokerage	14,533	0.0%	14,533	0.0%
Business plans	1,358	0.0%	1,358	0.0%
Market	682,110	1.5%	680,607	1.5%
Operations subject to interest rate variation	387,876	0.9%	384,712	0.8%
Fixed rate denominated in Real	100,383	0.2%	99,857	0.2%
Foreign currency coupon	137,440	0.3%	134,802	0.3%
Price index coupon	112,446	0.3%	112,446	0.2%
Interest rate coupon	37,607	0.1%	37,607	0.1%
Operations subject to commodity price variation	67,814	0.2%	67,814	0.1%
Operations subject to stock price variation	226,420	0.5%	228,081	0.5%
Required Referential Equity	44,298,473	100.0%	46,512,437	100.0%
Excess capital in relation to Required Referential Equity	24,134,048	54.5%	24,001,971	51.6%
Exposure weighted by Risk	402,713,393		422,840,336
Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	65

During this period, the effects of the changes in legislation and balances were as follows:

	Financial system consolidated			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2008	66,766,103	413,812,916	16.1%	67,994,861	416,539,726	16.3%
Result of the period	10,067,148		2.4%	10,914,448		2.6%
Interest on capital and dividends	(3,977,333)		-1.0%	(3,977,333)		-1.0%
Allowance for loan losses additional to the minimum percentage required by CMN Resolution No. 2,682/99	(1,681,346)	(1,681,346)	-0.3%	(1,687,000)	(1,687,000)	-0.3%
Granting of options recognized	115,535		0.0%	115,535		0.0%
Granting of stock options – exercised options in the period	277,810		0.1%	277,810		0.1%
Asset valuation adjustment	543,097		0.1%	540,919		0.1%
Treasury shares	(6,979)		0.0%	(6,979)		0.0%
Subordinated debt and redeemable preferred shares	(3,615,522)		-0.9%	(3,615,522)		-0.9%
Deferred assets excluded from Tier I of referential equity	116,031	116,031	0.0%	118,642	118,642	0.0%
Other changes in referential equity	(172,023)		0.1%	(160,973)		0.1%
Changes in risk exposure		(9,534,208)	0.4%		7,868,968	-0.3%
Ratio at 12/31/2009	68,432,521	402,713,393	17.0%	70,514,408	422,840,336	16.7%

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	66

b)	Capital for Insurance Activity

SUSEP, following the worldwide trend towards the strengthening of the insurance market, disclosed on December 26, 2006 the Resolutions Nos. 155 and 158, amended by Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008, and Circular No. 355 of December 14, 2007. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance companies and rules for the allocation of capital from subscription risk for several insurance segments.

Noteworthy is the fact that the adjusted stockholders’ equity of ITAU UNIBANCO HOLDING companies exclusively engaged in insurance activities is higher than the required regulatory capital. As of December 31, 2009, the regulatory capital required was R$ 979,910 for an existing adjusted stockholders’ equity of R$ 2,742,745.

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NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)
Cash and cash equivalents – for purposes of Consolidated Statement of Cash Flows, it includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)
Interbank investments, remunerated restricted credits – Central Bank of Brazil, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlendings and other receivables and payables – transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 556 of November 12, 2008.

c)
Securities - recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results of the period;

•
Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•
Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted up to their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held- to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)
Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client's request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•
Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

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•
Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of hedge is recorded directly in the statement of income.

e)
Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – these transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index, and are recorded on the accrual basis until the 60th day overdue in financial companies. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)
Allowance for Loan Losses - the balance of the allowance for loan losses was recorded based on the credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•
Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)
Other assets - these assets are mainly comprised by assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)
Investments - in subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)
Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purposes, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost, at the following annual rates:

Real estate in use	4%	to	8%
Leasehold improvements	From 10%
Installations, furniture, equipment and security, transportation and communication systems	10%	to	25%
EDP systems	20%	to	50%

j)
Operating leases – leased assets are stated at cost of acquisition less accumulated depreciation. The depreciation of leased assets is recognized under the straight-line method, based on their usual useful lives, taking into account that the useful life shall be decreased by 30% should it meet the conditions provided for by Ordinance No. 113 of February 26, 1988 issued by the Ministry of Finance. Receivables are recorded in lease receivable at the contractual amount, with contra-entry to unearned income accounts. The recognition in income will occur on the due date of the installments.

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k)
Intangible assets –correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)
Reduction to the recoverable value of assets – a loss is recognized when there are clear evidences that assets are stated at a non-recoverable value. From 2008, this procedure started to be adopted annually at the end of each year.

m)
Insurance, pension plan and capitalization operations – Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable – Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•
Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•
Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -
Technical provisions of insurance, pension plan and capitalization – provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the amendments introduced by CNSP Resolution No. 181, of December 19, 2007, and CNSP Resolution No. 195, of December 16, 2008.

  II.I - Insurance

•
Provision for unearned premiums – recognized to determine unearned premiums relating to the risk coverage period, calculated “pro rata die”, and relating to risks not yet issued, calculated based on estimates, according to an actuarial technical study;

•	Provision for premium deficiency – recognized according to the Technical Actuarial Note in case of insufficient Provision for unearned premiums;

•
Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments, awaiting judicial decision, which amounts are determined by court-appointed experts and legal advisors that make assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company;

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

II.II -	Pension plan and individual life with living benefits –correspond to liabilities assumed such as retirement plans, disability, pension and annuity:

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	70

•
Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient mathematical provisions;

•	Provision for events incurred but not reported (IBNR) – recognized for the estimated amount of events occurred but not reported;

•	Provision for financial surplus – recognized at the difference between the contributions adjusted daily by the Investment Portfolio and the funds guaranteeing them, according to the plan’s regulation;

•
Provision for financial variation – recognized according to the methodology provided for in the Technical Actuarial Note in order to guarantee that the financial assets are sufficient to cover mathematical provisions.

II.III-Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for raffle contingencies – recognized according to the methodology provided for in the Technical Actuarial Note to cover the Provision for raffles in the event of insufficient funds.

n)
Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,535 of January 31, 2008.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•
Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•
Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

 Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	71

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to administrative or judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes -these provisions are calculated according to current legislation at the rates shown below, for effects of the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS	up to 5,00%
(1)
As from May 1, 2008, for financial subsidiaries and equivalent companies, the rate was changed from 9% to 15%, as provided for in articles 17 and 41 of Law No. 11,727, of June 24, 2008. For non-financial and social security subsidiaries, the rate remained at 9%;

(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)
Deferred income – this refers to unexpired interest received in advance that is recognized in income as earned, and the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	72

NOTE 5 – CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2009	12/31/2008
Cash and cash equivalents	10,594,442	15,847,047
Interbank deposits	7,020,984	11,198,436
Securities purchased under agreements to resell – Funded position	48,302,029	10,136,817
TOTAL	65,917,455	37,182,300

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2009	12/31/2008
Cash and cash equivalents	515	155
Securities purchased under agreements to resell – Funded position	23,079	171,572
TOTAL	23,594	171,727

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	73

NOTE 6 - INTERBANK INVESTMENTS

	12/31/2009						12/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	97,188,465	18,178,375	285,220	3,048,037	118,700,097	85.3	96,373,102	77.5
Funded position (*)	48,489,959	10,042,226	285,220	3,048,037	61,865,442	44.4	24,668,262	19.8
Financed position	48,597,854	3,403,549	-	-	52,001,403	37.4	70,660,571	56.8
With free movement	509,591	3,403,397	-	-	3,912,988	2.8	14,407,768	11.6
Without free movement	48,088,263	152	-	-	48,088,415	34.5	56,252,803	45.2
Short position	100,652	4,732,600	-	-	4,833,252	3.5	1,044,269	0.8
Money market – Assets Guaranteeing Technical
Provisions - SUSEP	158,949	-	276,709	2,598,695	3,034,353	2.2	2,165,579	1.7
Interbank deposits	8,577,880	3,939,971	4,405,953	537,241	17,461,045	12.5	26,007,407	20.9
TOTAL	105,925,294	22,118,346	4,967,882	6,183,973	139,195,495		124,546,088
% per maturity term	76.1	15.9	3.6	4.4
TOTAL - 12/31/2008	99,723,742	10,726,170	9,819,097	4,277,079	124,546,088
% per maturity term	80.1	8.6	7.9	3.4
(*)
Includes R$ 9,288,318 (R$ 9,989,713 at 12/31/2008) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ HOLDING at 12/31/2009, portfolio is composed of Money market – funded position falling due in up to 30 days amounting to R$ 120,091 (R$ 171,572 at 12/31/2008) and Interbank deposits from 31 to 180 days amounting to R$ 6,827,949 (R$ 309,323 at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	74

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2009											12/31/2008
		Provision for adjustment to market value with impact on:
	Cost	Results	Stockholders' equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	43,564,563	40,873	283,622	43,889,058	36.8	7,092,047	1,078,153	1,552,216	4,631,572	9,715,682	19,819,388	52,906,706
Financial Treasury Bills	17,411,524	472	(254)	17,411,742	14.8	275,367	887,410	994,482	420,951	4,804,203	10,029,329	14,297,383
National Treasury Bills	9,255,704	3,096	5,966	9,264,766	7.7	6,356,736	-	282,132	397,100	2,228,798	-	19,210,650
National Treasury Notes	13,882,054	32,237	114,172	14,028,463	11.7	444,802	162,614	56,210	3,393,275	2,242,609	7,728,953	14,236,795
National Treasury/Securitization	768,865	4,884	(32,665)	741,084	0.6	9,700	15,171	113,928	263,703	25,057	313,525	225,536
Brazilian External Debt Bonds	2,241,947	184	196,545	2,438,676	2.0	2,886	12,958	105,464	156,342	414,021	1,747,005	4,870,457
Investment in Non-exclusive Funds	2,556	-	-	2,556	0.0	2,556	-	-	-	-	-	63,693
Other	1,913	-	(142)	1,771	0.0	-	-	-	201	994	576	2,192
GOVERNMENT SECURITIES - ABROAD	8,322,607	12,685	(15,928)	8,319,364	6.7	539,007	1,038,620	2,483,214	2,795,049	518,092	945,382	12,035,159
Portugal	26,103	-	355	26,458	0.0	-	-	26,458	-	-	-	301,099
Austria	212,417	-	1,312	213,729	0.2	-	213,729	-	-	-	-	1,460,308
Argentina	179,216	(103)	-	179,113	0.1	-	12,034	44,102	9,387	-	113,590	65,099
Central Bank	33,264	(1,025)	-	32,239	0.0	-	-	28,737	-	-	3,502	36,849
National Treasury	145,952	922	-	146,874	0.1	-	12,034	15,365	9,387	-	110,088	28,250
Denmark	1,995,282	-	(24,765)	1,970,517	1.6	293,698	243,718	672,480	334,476	426,145	-	2,193,506
Spain	1,089,838	-	3,189	1,093,027	0.9	-	3,549	1,004,282	85,196	-	-	3,247,545
Korea	1,748,032	-	7,715	1,755,747	1.5	-	-	-	1,755,747	-	-	2,055,713
Chile	1,355,613	183	(3,716)	1,352,080	1.1	142,594	404,739	570,397	175,101	21,114	38,135	647,285
Paraguay	416,669	-	-	416,669	0.3	49,507	67,070	75,795	157,636	35,598	31,063	397,702
Uruguay	522,796	(29)	(442)	522,325	0.4	47,549	75,103	87,015	275,737	17,117	19,804	102,883
United States	752,704	12,656	417	765,777	0.6	5,222	13,081	2,595	-	17,560	727,319	1,063,036
Norway	-	-	-	-	-	-	-	-	-	-	-	344,999
Mexico	9,744	(35)	-	9,709	0.0	87	5,477	9	-	489	3,647	154,158
Other	14,193	13	7	14,213	0.0	350	120	81	1,769	69	11,824	1,826
CORPORATE SECURITIES	22,994,591	271,436	148,166	23,414,193	19.5	7,005,063	843,498	1,917,702	3,072,855	3,133,306	7,441,769	25,773,729
Eurobonds and other	2,573,405	3,473	58,591	2,635,469	2.2	65,425	195,889	150,457	126,362	583,644	1,513,692	4,998,599
Bank Deposit Certificates	2,520,830	-	665	2,521,495	2.1	602,808	82,525	15,423	480,200	764,358	576,181	2,825,720
Shares	3,513,395	234,160	44,046	3,791,601	3.2	3,791,601	-	-	-	-	-	3,288,078
Debentures	6,157,173	1,071	12,816	6,171,060	5.1	273,243	397,912	1,027,740	1,458,641	1,575,186	1,438,338	5,416,517
Promissory Notes	1,717,127	-	479	1,717,606	1.4	52,683	132,655	648,709	883,559	-	-	2,150,209
Quotas of funds	2,163,885	30,970	13,374	2,208,229	1.9	2,204,469	-	-	-	-	3,760	3,327,443
Fixed income	789,311	-	6,540	795,851	0.7	792,091	-	-	-	-	3,760	2,125,198
Credit rights	1,080,339	-	-	1,080,339	0.9	1,080,339	-	-	-	-	-	985,087
Other	294,235	30,970	6,834	332,039	0.3	332,039	-	-	-	-	-	217,158
Securitized real estate loans	4,329,303	1,762	18,202	4,349,267	3.6	14,722	34,517	75,373	114,836	210,118	3,899,701	3,350,132
Other	19,473	-	(7)	19,466	0.0	112	-	-	9,257	-	10,097	417,031
PGBL/VGBL FUND QUOTAS (1)	38,626,466	-	-	38,626,466	32.1	38,626,466	-	-	-	-	-	30,023,746
SUBTOTAL - SECURITIES	113,508,227	324,994	415,860	114,249,081	95.0	53,262,583	2,960,271	5,953,132	10,499,476	13,367,080	28,206,539	120,739,340
Trading securities	71,912,220	324,994	-	72,237,214	60.1	46,510,438	632,790	1,449,206	4,891,738	5,485,627	13,267,415	72,560,055
Available-for-sale securities	39,166,158	-	415,860	39,582,018	32.9	6,747,442	2,316,889	4,503,197	5,582,491	7,594,721	12,837,278	43,807,117
Held-to-maturity securities (2)	2,429,849	-	-	2,429,849	2.0	4,703	10,592	729	25,247	286,732	2,101,846	4,372,168
DERIVATIVE FINANCIAL INSTRUMENTS	5,705,364	234,119	-	5,939,483	4.9	1,387,384	597,196	1,027,297	834,800	1,121,856	970,950	17,604,535
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	119,213,591	559,113	415,860	120,188,564	100.0	54,649,967	3,557,467	6,980,429	11,334,276	14,488,936	29,177,489	138,343,875

						45.4%	3.0%	5.8%	9.4%	12.1%	24.3%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(5,262,694)	(206,442)	(6,910)	(5,476,046)	100.0	(1,076,285)	(447,247)	(963,476)	(848,324)	(1,241,098)	(899,616)	(14,807,456)
(1)
The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as Securities - Trading Securities, with a contra-entry to liabilities in Pension Plan Technical Provisions presented in Long-Term Liabilities, as determined by SUSEP.

(2)	Unrecorded positive adjustment to market value in the amount of R$ 362,421 (R$ 521,799 at 12/31/2008), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	75

b) Summary by portfolio

	12/31/2009
		Restricted to				Assets
					Derivative	guaranteeing
		Repurchase	Pledging of		financial	technical
	Own portfolio	agreements	guarantees (1)	Central Bank (2)	instruments	provisions (Note	Total
GOVERNMENT SECURITIES - DOMESTIC	10,950,810	8,533,535	8,466,906	10,793,547	-	5,144,260	43,889,058
Financial Treasury Bills	3,547,660	512,650	3,845,800	7,798,107	-	1,707,525	17,411,742
National Treasury Bills	1,204,956	6,159,604	864,699	818,050	-	217,457	9,264,766
National Treasury Notes	3,069,902	1,827,577	3,756,407	2,177,390	-	3,197,187	14,028,463
National Treasury/Securitization	741,084	-	-	-	-	-	741,084
Brazilian External Debt Bonds	2,382,881	33,704	-	-	-	22,091	2,438,676
Investments in Non-exclusive Funds	2,556	-	-	-	-	-	2,556
Other	1,771	-	-	-	-	-	1,771
GOVERNMENT SECURITIES - ABROAD	6,225,822	294,423	1,795,226	-	-	3,893	8,319,364
Portugal	26,458	-	-	-	-	-	26,458
Austria	-	-	213,729	-	-	-	213,729
Argentina	179,113	-	-	-	-	-	179,113
Central Bank	32,239	-	-	-	-	-	32,239
National Treasury	146,874	-	-	-	-	-	146,874
Denmark	1,130,261	-	840,256	-	-	-	1,970,517
Spain	734,273	-	358,754	-	-	-	1,093,027
Korea	1,394,060	-	361,687	-	-	-	1,755,747
Chile	1,341,703	6,484	-	-	-	3,893	1,352,080
Paraguay	416,669	-	-	-	-	-	416,669
Uruguay	522,325	-	-	-	-	-	522,325
United States	457,038	287,939	20,800	-	-	-	765,777
Mexico	9,709	-	-	-	-	-	9,709
Other	14,213	-	-	-	-	-	14,213
CORPORATE SECURITIES	19,214,208	652,137	327,509	-	-	3,220,339	23,414,193
Eurobonds and other	2,098,035	537,434	-	-	-	-	2,635,469
Bank Deposit Certificates	453,470	-	-	-	-	2,068,025	2,521,495
Shares	3,748,202	13,930	17,245	-	-	12,224	3,791,601
Debentures	5,081,809	100,773	(5)	-	-	988,483	6,171,060
Promissory Notes	1,638,774	-	-	-	-	78,832	1,717,606
Quotas of funds	1,846,950	-	310,269	-	-	51,010	2,208,229
Fixed income	485,582	-	310,269	-	-	-	795,851
Credit rights	1,031,544	-	-	-		48,795	1,080,339
Other	329,824	-	-	-	-	2,215	332,039
Securitized real estate loans	4,327,531	-	-	-	-	21,736	4,349,267
Other	19,437	-	-	-	-	29	19,466
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	38,626,466	38,626,466
SUBTOTAL - SECURITIES	36,390,840	9,480,095	10,589,641	10,793,547	-	46,994,958	114,249,081
Trading securities	10,646,452	6,336,418	5,869,378	6,197,718	-	43,187,248	72,237,214
Available-for-sale securities	25,379,032	3,019,181	4,676,441	4,595,829	-	1,911,535	39,582,018
Held-to-maturity securities	365,356	124,496	43,822	-	-	1,896,175	2,429,849
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	5,939,483	-	5,939,483
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS)	36,390,840	9,480,095	10,589,641	10,793,547	5,939,483	46,994,958	120,188,564
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS
(ASSETS) – 12/31/2008	48,980,158	6,433,817	17,405,735	9,949,962	17,604,535	37,969,668	138,343,875
(1)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.
(2)	Represent securities in compulsory deposits.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	76

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2009										12/31/2008
		Adjustment to market value
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	25,785,546	40,873	25,826,419	35.8	5,079,394	394,617	1,101,716	4,244,071	4,240,479	10,766,142	32,939,739
Financial Treasury Bills	9,585,257	472	9,585,729	13.3	241,914	215,316	607,278	265,813	691,173	7,564,235	8,875,529
National Treasury Bills	7,063,217	3,096	7,066,313	9.8	4,484,760	-	276,254	349,217	1,956,082	-	14,127,883
National Treasury Notes	8,431,259	32,237	8,463,496	11.7	337,790	151,172	54,541	3,274,488	1,529,320	3,116,185	9,300,097
National Treasury/Securitization	481,737	4,884	486,621	0.7	9,488	15,171	113,928	263,703	25,057	59,274	102,104
Brazilian External Debt Bonds	221,520	184	221,704	0.3	2,886	12,958	49,715	90,850	38,847	26,448	470,433
Investments in Non-exclusive Funds	2,556	-	2,556	0.0	2,556	-	-	-	-	-	63,693
GOVERNMENT SECURITIES - ABROAD	1,045,196	12,685	1,057,881	1.3	56,222	50,982	75,934	12,294	4,451	857,998	2,534,788
Argentina	178,720	(103)	178,617	0.2	-	12,034	44,102	9,387	-	113,094	64,176
Central Bank	33,264	(1,025)	32,239	0.0	-	-	28,737	-	-	3,502	36,849
National Treasury	145,456	922	146,378	0.2	-	12,034	15,365	9,387	-	109,592	27,327
Spain	-	-	-	-	-	-	-	-	-	-	418,164
Korea	-	-	-	-	-	-	-	-	-	-	290,576
Chile	77,437	183	77,620	0.1	42,982	9,105	25,527	-	-	6	164,154
Paraguay	-	-	-	-	-	-	-	-	-	-	397,702
Uruguay	30,057	(29)	30,028	0.0	7,581	11,476	3,620	1,138	3,893	2,320	6,309
United States	735,250	12,656	747,906	1.0	5,222	12,770	2,595	-	-	727,319	1,038,009
Mexico	9,744	(35)	9,709	0.0	87	5,477	9	-	489	3,647	154,158
Other	13,988	13	14,001	0.0	350	120	81	1,769	69	11,612	1,540
CORPORATE SECURITIES	6,455,012	271,436	6,726,448	9.4	2,748,356	187,191	271,556	635,373	1,240,697	1,643,275	7,061,782
Eurobonds and other	624,887	3,473	628,360	0.9	36,354	72,926	32,111	29,782	46,797	410,390	1,317,309
Bank Deposit Certificates	2,257,977	-	2,257,977	3.3	553,929	82,278	13,484	448,000	682,107	478,179	1,432,552
Shares	953,874	234,160	1,188,034	1.6	1,188,034	-	-	-	-	-	597,666
Debentures	1,589,828	1,071	1,590,899	2.2	33,539	31,746	134,194	152,328	505,910	733,182	1,253,313
Promissory Notes	91,413	-	91,413	0.1	-	-	91,413	-	-	-	107,659
Quotas of funds	905,411	30,970	936,381	1.3	936,381	-	-	-	-	-	2,314,388
Fixed income	491,770	-	491,770	0.7	491,770	-	-	-	-	-	1,976,420
Credit rights	336,908	-	336,908	0.5	336,908	-	-	-	-	-	200,776
Other	76,733	30,970	107,703	0.1	107,703	-	-	-	-	-	137,192
Securitized real estate loans	31,622	1,762	33,384	0.0	119	241	354	5,263	5,883	21,524	38,895
PGBL/VGBL FUND QUOTAS	38,626,466	-	38,626,466	53.5	38,626,466	-	-	-	-	-	30,023,746
Total	71,912,220	324,994	72,237,214	100.0	46,510,438	632,790	1,449,206	4,891,738	5,485,627	13,267,415	72,560,055
% per maturity term					64.3%	0.9%	2.0%	6.8%	7.6%	18.4%
Total 12/31/2008	72,108,727	451,328	72,560,055	100.0	38,342,426	1,004,728	3,364,033	4,592,013	8,543,501	16,713,354
% per maturity term					52.9%	1.4%	4.6%	6.3%	11.8%	23.0%

At December 31, 2009, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities amounting to R$ 5,307 with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	77

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2009										12/31/2008
		Adjustment to market value
	Cost	(in stockholders’ equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	15,600,485	283,622	15,884,107	40.2	2,012,653	674,899	450,104	379,194	5,280,020	7,087,237	15,968,162
Financial Treasury Bills	7,826,267	(254)	7,826,013	19.8	33,453	672,094	387,204	155,138	4,113,030	2,465,094	5,421,854
National Treasury Bills	2,192,487	5,966	2,198,453	5.6	1,871,976	-	5,878	47,883	272,716	-	5,082,767
National Treasury Notes	3,509,884	114,172	3,624,056	9.2	107,012	2,805	1,669	110,480	572,514	2,829,576	2,519,246
National Treasury/Securitization	287,128	(32,665)	254,463	0.6	212	-	-	-	-	254,251	123,432
Brazilian External Debt Bonds	1,782,806	196,545	1,979,351	5.0	-	-	55,353	65,492	320,766	1,537,740	2,818,671
Other	1,913	(142)	1,771	0.0	-	-	-	201	994	576	2,192
GOVERNMENT SECURITIES - ABROAD	7,260,476	(15,928)	7,244,548	18.3	482,532	987,419	2,407,280	2,782,755	513,641	70,921	9,477,264
Portugal	26,103	355	26,458	0.1	-	-	26,458	-	-	-	301,099
Austria	212,417	1,312	213,729	0.5	-	213,729	-	-	-	-	1,460,308
Argentina	496	-	496	0.0	-	-	-	-	-	496	923
Denmark	1,995,282	(24,765)	1,970,517	5.0	293,698	243,718	672,480	334,476	426,145	-	2,193,506
Spain	1,089,838	3,189	1,093,027	2.8	-	3,549	1,004,282	85,196	-	-	2,829,381
Korea	1,748,032	7,715	1,755,747	4.4	-	-	-	1,755,747	-	-	1,765,137
Chile	1,278,176	(3,716)	1,274,460	3.2	99,612	395,634	544,870	175,101	21,114	38,129	483,131
Paraguay	416,669	-	416,669	1.1	49,507	67,070	75,795	157,636	35,598	31,063	-
Uruguay	475,804	(442)	475,362	1.2	39,715	63,408	83,395	274,599	13,224	1,021	73,753
United States	17,454	417	17,871	0.0	-	311	-	-	17,560	-	25,027
Norway	-	-	-	-	-	-	-	-	-	-	344,999
Other	205	7	212	0.0	-	-	-	-	-	212	-
CORPORATE SECURITIES	16,305,197	148,166	16,453,363	41.5	4,252,257	654,571	1,645,813	2,420,542	1,801,060	5,679,120	18,361,691
Eurobonds and other	1,765,118	58,591	1,823,709	4.6	24,803	121,444	118,346	96,580	446,784	1,015,752	3,406,388
Bank Deposit Certificates	262,853	665	263,518	0.7	48,879	247	1,939	32,200	82,251	98,002	1,393,168
Shares	2,559,521	44,046	2,603,567	6.6	2,603,567	-	-	-	-	-	2,690,412
Debentures	4,521,915	12,816	4,534,731	11.3	239,597	365,949	893,213	1,289,373	1,067,790	678,809	4,094,990
Promissory Notes	1,625,714	479	1,626,193	4.1	52,683	132,655	557,296	883,559	-	-	2,042,550
Quotas of funds	1,258,474	13,374	1,271,848	3.3	1,268,088	-	-	-	-	3,760	1,013,055
Fixed income	297,541	6,540	304,081	0.8	300,321	-	-	-	-	3,760	148,778
Credit rights	743,431	-	743,431	1.9	743,431	-	-	-	-	-	784,311
Other	217,502	6,834	224,336	0.6	224,336	-	-	-	-	-	79,966
Securitized real estate loans	4,292,204	18,202	4,310,406	10.9	14,603	34,276	75,019	109,573	204,235	3,872,700	3,304,109
Other	19,398	(7)	19,391	0.0	37	-	-	9,257	-	10,097	417,019
TOTAL	39,166,158	415,860	39,582,018	100.0	6,747,442	2,316,889	4,503,197	5,582,491	7,594,721	12,837,278	43,807,117
Adjustments of securities reclassified in prior years to the held-to- maturity category		15,777			16.9%	5.9%	11.5%	14.1%	19.2%	32.4%
Accounting adjustment - Hedge - Circular No. 3,082		(145,183)
Deferred taxes		(107,069)
Minority interest in subsidiaries		(1,146)
Adjustment of securities of unconsolidated affiliates		(58,208)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2009		120,031
TOTAL 12/31/2008	43,966,474	(159,357)	43,807,117	100.0	9,892,635	2,039,482	4,817,926	5,716,799	6,225,064	15,115,211
Adjustments of securities reclassified in prior years to the held-to- maturity category		20,811			22.6%	4.7%	11.0%	13.0%	14.2%	34.5%
Accounting adjustment - Hedge - Circular No. 3,082		(334,946)
Deferred taxes		175,123
Minority interest in subsidiaries		6,867
Adjustment of securities of unconsolidated affiliates		(132,215)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 12/31/2008		(423,717)

At December 31, 2009, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – National Treasury Notes amounting to R$ 25,118 (R$ 24,583 at December 31, 2008) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	78

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. In the carrying value, not considered in results, are the amounts of R$ 15,777 (R$ 20,811 at 12/31/2008) included at December 31, 2009, relating to market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 362,421 (R$ 521,799 at 12/31/2008) at December 31, 2009.

	12/31/2009								12/31/2008
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	2,178,532	89.7	-	8,637	396	8,307	195,183	1,966,009	3,998,805
National Treasury Notes (*)	1,940,911	79.9	-	8,637	-	8,307	140,775	1,783,192	2,417,452
Brazilian External Debt Bonds	237,621	9.8	-	-	396	-	54,408	182,817	1,581,353
GOVERNMENT SECURITIES - ABROAD	16,935	0.7	253	219	-	-	-	16,463	23,107
Uruguay	16,935	0.7	253	219	-	-	-	16,463	22,821
Other	-	-	-	-	-	-	-	-	286
CORPORATE SECURITIES	234,382	9.6	4,450	1,736	333	16,940	91,549	119,374	350,256
Eurobonds and other	183,400	7.5	4,268	1,519	-	-	90,063	87,550	274,902
Debentures (*)	45,430	1.9	107	217	333	16,940	1,486	26,347	68,214
Securitized real estate loans (*)	5,477	0.2	-	-	-	-	-	5,477	7,128
Other	75	0.0	75	-	-	-	-	-	12
Total	2,429,849	100.0	4,703	10,592	729	25,247	286,732	2,101,846	4,372,168
% per maturity term			0.3%	0.4%	0.0%	1.0%	11.8%	86.5%
Total 12/31/2008	4,372,168	100.0	7,119	14,800	19,318	185,213	231,984	3,913,734
% per maturity term			0.3%	0.3%	0.4%	4.2%	5.3%	89.5%
(1)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 1,265,094 (R$ 593,134 at 12/31/2008);

f)	Realized and unrealized gains of securities portfolio

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Gain (loss) - Trading securities	1,145,199	511,155
Gain (loss) – Available-for-sale securities	388,388	(1,630,924)
Total realized gain	1,533,587	(1,119,769)
Adjustment to market value of trading securities	(126,334)	652,245
Total	1,407,253	(467,524)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, are periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” into the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected reason, which has occurred after the classification date.

On June 30, 2009, due to the merger agreement entered into between Itau and Unibanco, approved by Bacen on February 18, 2009, so as to reflect the purpose of the new institution arising from this merger, securities from the Unibanco portfolio were reclassified from the "held to maturity" to "available for sale" category, in the amount of R$ 957,306 thousand, resulting in an addition in stockholders' equity of R$ 125,303 thousand, according to the market value of these securities.

On October 1, 2009, due to the alliance entered into between ITÁU UNIBANCO HOLDING S.A. and Porto Seguro S.A. (Note 2a), Guaranteeing Assets of R$ 411,877 thousand previously classified as "held to maturity" were transferred to Porto Seguro, in a spin-off process.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	79

h)	Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and supply of a product that better meet the needs of the client in view of its operating characteristics.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with customers are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&F Bovespa or at the CETIP – S.A. – OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards, options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2009, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to illiquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over-the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 12,251,867 and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	80

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results)	Market value
	12/31/2009	12/31/2008	12/31/2009	12/31/2009	12/31/2009	12/31/2008
Futures contracts	216,785,646	226,846,815	(2,963)	(21,618)	(24,581)	376,887
Purchase commitments	94,209,552	126,234,217	(1,345)	31,365	30,020	(468,494)
Foreign currency	3,159,877	21,509,612	(88)	22,458	22,370	(185,211)
Interbank market	78,537,478	81,775,735	862	18,244	19,106	(194,175)
Indices	10,314,025	22,595,130	(2,115)	2,168	53	(56,962)
Securities	2,131,590	293,835	-	-	-	464
Other	66,582	59,905	(4)	(11,505)	(11,509)	(32,610)
Commitments to sell	122,576,094	100,612,598	(1,618)	(52,983)	(54,601)	845,381
Foreign currency	18,938,634	23,172,875	(1,471)	(24,511)	(25,982)	387,182
Interbank market	82,302,360	53,465,605	3,823	(20,883)	(17,060)	(63,233)
Indices	11,843,060	23,401,608	(3,345)	(3,544)	(6,889)	492,678
Securities	3,144,224	472,682	-	-	-	(2,280)
Other	6,347,816	99,828	(625)	(4,045)	(4,670)	31,034
Swap contracts			401,577	64,108	465,685	230,349
Asset position	69,088,310	81,096,577	2,127,989	451,395	2,579,384	3,533,049
Foreign currency	6,862,386	15,393,864	46,428	55,852	102,280	1,716,222
Interbank market	31,371,085	42,051,807	1,398,323	20,151	1,418,474	890,345
Fixed rate	11,014,003	8,681,596	259,388	106,111	365,499	287,878
Floating rate	6,775,302	2,891,531	(1,587)	6,466	4,879	87,416
Indices	12,964,373	11,905,694	416,210	263,617	679,827	536,521
Securities	11,424	59,827	4,689	(1,266)	3,423	14,667
Other	89,737	112,258	4,538	464	5,002	-
Liability position	68,686,733	80,695,984	(1,726,412)	(387,287)	(2,113,699)	(3,302,700)
Foreign currency	11,321,897	22,734,322	(285,400)	(8,571)	(293,971)	(1,788,735)
Interbank market	19,600,932	22,988,773	(794,639)	73,344	(721,295)	(136,938)
Fixed rate	15,694,540	16,427,618	(210,968)	(184,040)	(395,008)	(554,281)
Floating rate	6,473,284	3,167,525	(8,842)	230	(8,612)	(310,763)
Indices	15,433,009	15,281,947	(413,808)	(267,210)	(681,018)	(511,981)
Securities	-	2,325	-	-	-	-
Other	163,071	93,474	(12,755)	(1,040)	(13,795)	(2)
Option contracts	1,728,321,064	510,914,326	295,833	(73,651)	222,182	(1,607,480)
Purchase commitments – long position	489,887,901	161,715,960	1,412,775	(461,484)	951,291	5,635,467
Foreign currency	67,850,131	44,631,604	596,012	(417,682)	178,330	4,896,104
Interbank market	330,853,884	2,345,461	483,728	(93,972)	389,756	29,406
Floating rate	32,630	-	114	(5)	109	-
Indices	90,111,099	114,363,925	264,082	49,953	314,035	663,549
Securities	801,368	257,604	52,297	(6,191)	46,106	43,419
Other	238,789	117,366	16,542	6,413	22,955	2,989
Commitments to sell – long position	442,925,583	81,214,583	1,009,356	250,268	1,259,624	1,092,334
Foreign currency	12,720,715	18,630,831	319,384	29,857	349,241	117,934
Interbank market	388,003,567	333,093	184,914	(10,554)	174,360	200,286
Indices	41,058,922	61,099,820	98,194	228,826	327,020	396,674
Securities	1,010,199	934,486	394,452	(845)	393,607	343,921
Other	132,180	216,353	12,412	2,984	15,396	33,519
Purchase commitments – short position	379,223,997	149,665,229	(1,429,093)	415,753	(1,013,340)	(5,450,965)
Foreign currency	48,514,497	42,635,346	(618,947)	414,458	(204,489)	(4,805,902)
Interbank market	246,600,279	2,547,823	(448,233)	71,383	(376,850)	(37,528)
Indices	83,354,644	104,287,844	(331,515)	(80,162)	(411,677)	(591,198)
Securities	616,204	126,733	(17,269)	4,303	(12,966)	(15,353)
Other	138,373	67,483	(13,129)	5,771	(7,358)	(984)
Commitments to sell – short position	416,283,583	118,318,554	(697,205)	(278,188)	(975,393)	(2,884,316)
Foreign currency	16,264,304	39,372,629	(316,197)	(143,503)	(459,700)	(2,195,382)
Interbank market	317,680,840	274,610	(181,799)	16,411	(165,388)	(261,608)
Fixed rate	-	-	(20,585)	10,293	(10,292)	(9,037)
Indices	82,088,915	78,506,990	(158,663)	(174,681)	(333,344)	(353,654)
Securities	146,845	134,079	(5,369)	2,567	(2,802)	(47,964)
Other	102,679	30,246	(14,592)	10,725	(3,867)	(16,671)
Forward contracts	68,398	1,301,491	1,020	(97)	923	824,267
Purchases receivable	49,221	496,476	48,682	(115)	48,567	311,971
Foreign currency	-	260,156	571	(148)	423	78,146
Floating rate	48,131	-	48,115	(17)	48,098	-
Other	1,090	236,320	(4)	50	46	233,825
Purchases payable	-	4,315	(48,115)	17	(48,098)	(234,216)
Foreign currency	-	2,525	-	-	-	(28)
Floating rate	-	-	(48,115)	17	(48,098)	-
Other	-	1,790	-	-	-	(234,188)
Sales receivable	19,177	788,182	19,188	(16)	19,172	763,534
Foreign currency	-	3,287	-	-	-	41
Fixed rate	-	9,995	-	-	-	205
Floating rate	18,718	-	18,735	(17)	18,718	-
Other	459	774,900	453	1	454	763,288
Sales deliverable	-	12,518	(18,735)	17	(18,718)	(17,022)
Fixed rate	-	12,518	-	-	-	(2,120)
Floating rate	-	-	(18,735)	17	(18,718)	-
Other	-	-	-	-	-	(14,902)
Credit derivatives	4,532,206	9,529,432	(78,375)	(12,913)	(91,288)	(210,224)
Asset position	1,786,428	7,276,052	19,386	(4,301)	15,085	63,891
Foreign currency	137,164	102,638	1,177	170	1,347	3,083
Fixed rate	1,615,263	7,173,414	18,160	(5,976)	12,184	60,808
Indices	1,742	-	-	-	-	-
Securities	10,156	-	16	556	572	-
Other	22,103	-	33	949	982	-
Liability position	2,745,778	2,253,380	(97,761)	(8,612)	(106,373)	(274,115)
Foreign currency	-	299,256	(1,205)	(334)	(1,539)	(22,225)
Interbank market	50,000	-	(40)	(32)	(72)	-
Fixed rate	2,695,778	1,954,124	(96,380)	(6,895)	(103,275)	(251,890)
Securities	-	-	(11)	(532)	(543)	-
Other	-	-	(125)	(819)	(944)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	81

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results)	Market value
	12/31/2009	12/31/2008	12/31/2009	12/31/2009	12/31/2009	12/31/2008
Forwards operations	13,722,347	41,311,558	(94,220)	(289)	(94,509)	2,161,517
Asset position	6,607,852	25,392,410	313,045	(58)	312,987	3,573,164
Foreign currency	5,583,987	23,708,557	279,056	-	279,056	3,530,330
Fixed rate	212,974	820,758	19,638	(58)	19,580	26,875
Floating rate	531,937	830,804	3,936	-	3,936	8,938
Indices	26,118	-	472	-	472	-
Other	252,836	32,291	9,943	-	9,943	7,021
Liability position	7,114,495	15,919,148	(407,265)	(231)	(407,496)	(1,411,647)
Foreign currency	6,658,999	14,713,992	(392,911)	(231)	(393,142)	(1,266,009)
Interbank market	1,598	2,138	(142)	-	(142)	(184)
Fixed rate	94,340	529,103	(10,406)	-	(10,406)	(129,101)
Floating rate	348,240	467,400	(2,766)	-	(2,766)	(3,773)
Indices	11,318	115,295	(1,040)	-	(1,040)	(2,417)
Other	-	91,220	-	-	-	(10,163)
Swap with target flow	1,935,809	5,897,022	16,415	(57,493)	(41,078)	(227,603)
Asset position	976,112	2,838,111	79,619	(31,105)	48,514	60,861
Foreign currency	505,870	1,603,317	31,041	(30,095)	946	60,241
Interbank market	398,547	916,785	48,578	(1,010)	47,568	620
Fixed rate	71,695	282,517	-	-	-	-
Floating rate	-	19,205	-	-	-	-
Indices	-	3,158	-	-	-	-
Other	-	13,129	-	-	-	-
Liability position	959,697	3,058,911	(63,204)	(26,388)	(89,592)	(288,464)
Foreign currency	641,399	2,178,505	(41,236)	(16,548)	(57,784)	(260,495)
Interbank market	291,862	728,461	(21,338)	(10,123)	(31,461)	(24,769)
Fixed rate	26,436	102,800	(630)	283	(347)	(3,007)
Floating rate	-	19,235	-	-	-	(193)
Indices	-	28,749	-	-	-	-
Other	-	1,161	-	-	-	-
Target flow of swap – foreign currency	3,159,676	12,115,104	(102,499)	148,297	45,798	1,567,980
Asset position	2,450,975	10,088,150	121,645	64,059	185,704	2,025,268
Foreign currency	2,447,446	9,578,859	121,645	64,059	185,704	1,890,350
Interbank market	-	217,747	-	-	-	13,373
Fixed rate	-	44,605	-	-	-	21,561
Indices	3,529	40,800	-	-	-	2,121
Other	-	206,139	-	-	-	97,863
Liability position	708,701	2,026,954	(224,144)	84,238	(139,906)	(457,288)
Foreign currency	708,701	1,874,943	(224,144)	84,238	(139,906)	(359,915)
Other	-	152,011	-	-	-	(97,373)
Other financial instruments	11,936,233	3,155,282	5,882	(25,577)	(19,695)	(318,614)
Asset position	7,549,134	2,064,290	553,679	(34,524)	519,155	168,109
Foreign currency	3,234,101	925,486	423,871	317	424,188	135,154
Interbank market	2,269,818	630,069	-	418	418	1,514
Fixed rate	-	-	-	-	-	-
Other	2,045,215	508,735	129,808	(35,259)	94,549	31,441
Liability position	4,387,099	1,090,992	(547,797)	8,947	(538,850)	(486,723)
Foreign currency	4,286,612	818,444	(507,917)	8,970	(498,947)	(216,912)
Interbank market	-	-	-	-	-	(698)
Fixed rate	29,651	-	(31,372)	-	(31,372)	-
Other	70,836	272,548	(8,508)	(23)	(8,531)	(269,113)
		ASSETS	5,705,364	234,119	5,939,483	17,604,535
		LIABILITIES	(5,262,694)	(213,352)	(5,476,046)	(14,807,456)
		TOTAL	442,670	20,767	463,437	2,797,079

Derivative contracts mature as follows (in days):
Clearing	0 - 30	31 - 180	181 - 365	Over 365	12/31/2009	12/31/2008
Futures	62,714,358	52,906,048	30,268,675	70,896,565	216,785,646	226,846,815
Swaps	19,096,084	14,922,727	11,132,225	21,809,285	66,960,321	77,988,356
Options	539,139,012	266,126,475	573,715,002	349,340,575	1,728,321,064	510,914,326
Forwards	67,117	1,281	-	-	68,398	1,301,491
Credit derivatives	468,652	1,259,316	663,491	2,140,747	4,532,206	9,529,432
Forwards	5,335,583	5,630,675	1,654,202	1,101,887	13,722,347	41,311,558
Swaps with target flow	446,374	18,632	-	431,487	896,493	2,706,666
Target flow of swap	369,208	150,661	67,995	2,571,812	3,159,676	12,115,104
Other	3,790,922	4,066,698	1,689,252	2,389,361	11,936,233	3,155,282

At December 31, 2009, ITAÚ UNIBANCO HOLDING had derivative operations in the swap with target flow with 11 clients; these products not being totally exposed to an exchange rate of R$ 1.7412 per dollar, for settlement at maturity. Of these clients, 9 have AA, A or B risk rating.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	82

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2009										12/31/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
ASSETS
Futures	-	-	-	-	-	-	-	-	-	-	376,887
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	346,428
Financial institutions	-	-	-	-	-	-	-	-	-	-	(859)
Companies	-	-	-	-	-	-	-	-	-	-	31,318
Option premiums	2,422,131	(211,216)	2,210,915	37.2	750,757	200,530	547,176	324,610	384,795	3,047	6,727,801
BM&F Bovespa	1,759,672	(186,129)	1,573,543	26.5	723,783	100,584	92,926	281,423	374,091	736	5,589,627
Financial institutions	206,968	1,440	208,408	3.5	7,429	92,529	59,263	40,081	6,795	2,311	399,770
Companies	455,491	(26,527)	428,964	7.2	19,545	7,417	394,987	3,106	3,909	-	737,773
Individuals	-	-	-	-	-	-	-	-	-	-	631
Forwards	67,870	(131)	67,739	1.1	67,083	187	469	-	-	-	1,075,505
BM&F Bovespa	453	1	454	-	267	187	-	-	-	-	726,036
Financial institutions	38,041	(182)	37,859	0.6	37,436	-	423	-	-	-	49
Companies	29,380	-	29,380	0.5	29,380	-	-	-	-	-	345,256
Individuals	(4)	50	46	0.0	-	-	46	-	-	-	4,164
Swaps – Adjustment receivable	2,127,989	451,395	2,579,384	43.4	409,426	206,391	271,034	454,899	469,308	768,326	3,533,049
BM&F Bovespa	217,641	39,762	257,403	4.3	3,253	8,443	36,719	100,069	31,474	77,445	169,790
Financial institutions	610,461	127,167	737,628	12.4	223,082	33,700	111,318	154,215	67,518	147,795	917,398
Companies	1,282,447	271,479	1,553,926	26.2	179,114	158,147	111,247	197,785	367,874	539,759	2,436,545
Individuals	17,440	12,987	30,427	0.5	3,977	6,101	11,750	2,830	2,442	3,327	9,316
Credit derivatives	19,386	(4,301)	15,085	0.3	810	7,158	1,840	665	992	3,620	63,891
Financial institutions	19,386	(4,301)	15,085	0.3	810	7,158	1,840	665	992	3,620	63,891
Forwards	313,045	(58)	312,987	5.3	88,364	81,160	104,817	26,883	6,480	5,283	3,573,164
Financial institutions	226,327	-	226,327	3.8	61,304	55,153	86,594	16,663	1,683	4,930	988,439
Companies	86,666	(58)	86,608	1.5	27,015	26,000	18,223	10,220	4,797	353	2,576,189
Individuals	52	-	52	0.0	45	7	-	-	-	-	8,536
Swaps with target flow	201,264	32,954	234,218	3.9	45,380	755	772	2,503	135,321	49,487	2,086,129
Swaps	79,617	(31,105)	48,512	0.8	45,361	724	636	580	1,162	49	60,861
Companies	79,617	(31,105)	48,512	0.8	45,361	724	636	580	1,162	49	60,861
Target flow of swap	121,647	64,059	185,706	3.1	19	31	136	1,923	134,159	49,438	2,025,268
Financial institutions	-	-	-	-	-	-	-	-	-	-	6,269
Companies	121,647	64,059	185,706	3.1	19	31	136	1,923	134,159	49,438	2,018,999
Other	553,679	(34,524)	519,155	8.8	25,564	101,015	101,189	25,240	124,960	141,187	168,109
BM&F Bovespa	-	419	419	0.0	391	-	-	28	-	-	1,515
Financial institutions	348,610	(34,046)	314,564	5.3	774	73	52,014	1,163	120,487	140,053	163,848
Companies	205,069	(899)	204,170	3.5	24,399	100,942	49,175	24,047	4,473	1,134	2,746
Individuals	-	2	2	0.0	-	-	-	2	-	-	-
Total	5,705,364	234,119	5,939,483	100.0	1,387,384	597,196	1,027,297	834,800	1,121,856	970,950	17,604,535
% per maturity term					23.4%	10.1%	17.3%	14.1%	18.9%	16.3%
Total 12/31/2008	15,298,674	2,305,861	17,604,535	100.0	4,320,165	3,691,277	3,473,757	2,534,179	2,104,409	1,480,748
% per maturity term					24.5%	21.0%	19.7%	14.4%	12.0%	8.4%

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	83

	12/31/2009										12/31/2008
		Adjustment to
		market value								Over 720
	Cost	(in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value

LIABILITIES
Futures	(2,963)	(21,618)	(24,581)	0.4	8,191	8,003	(9,466)	(1,699)	1,270	(30,880)	-
BM&F Bovespa	(2,963)	(26,541)	(29,504)	0.5	6,650	5,039	(9,486)	(2,097)	1,270	(30,880)	-
Financial institutions	-	375	375	-	-	(43)	20	398	-	-	-
Companies	-	4,548	4,548	(0.1)	1,541	3,007	-	-	-	-	-
Option premiums	(2,126,298)	137,565	(1,988,733)	36.3	(625,341)	(197,976)	(152,349)	(385,352)	(624,679)	(3,036)	(8,335,281)
BM&F Bovespa	(1,909,103)	284,365	(1,624,738)	29.7	(583,425)	(104,276)	(124,202)	(342,320)	(469,689)	(826)	(5,787,342)
Financial institutions	(170,799)	(163,616)	(334,415)	6.1	(35,317)	(86,336)	(25,335)	(40,819)	(144,398)	(2,210)	(2,257,838)
Companies	(46,396)	16,816	(29,580)	0.5	(6,599)	(7,364)	(2,812)	(2,213)	(10,592)	-	(290,012)
Individuals	-	-	-	-	-	-	-	-	-	-	(89)
Forwards	(66,850)	34	(66,816)	1.2	(66,816)	-	-	-	-	-	(251,238)
Financial institutions	(37,470)	34	(37,436)	0.7	(37,436)	-	-	-	-	-	(28)
Companies	(29,380)	-	(29,380)	0.5	(29,380)	-	-	-	-	-	(250,857)
Individuals	-	-	-	-	-	-	-	-	-	-	(353)
Swaps – difference payable	(1,726,412)	(387,287)	(2,113,699)	38.6	(241,985)	(71,641)	(576,727)	(285,774)	(381,830)	(555,742)	(3,302,700)
BM&F Bovespa	(197,094)	(112,638)	(309,732)	5.7	(11,436)	(5,137)	(9,204)	(73,114)	(51,563)	(159,278)	(438,954)
Financial institutions	(457,185)	(327,214)	(784,399)	14.3	(151,967)	(13,436)	(66,004)	(136,739)	(93,370)	(322,883)	(1,762,378)
Companies	(1,041,147)	48,580	(992,567)	18.1	(70,697)	(49,036)	(497,911)	(72,836)	(229,382)	(72,705)	(1,087,026)
Individuals	(30,986)	3,985	(27,001)	0.5	(7,885)	(4,032)	(3,608)	(3,085)	(7,515)	(876)	(14,342)
Credit derivatives	(97,761)	(8,612)	(106,373)	1.9	(9,246)	(6,178)	(5,090)	(4,814)	(3,436)	(77,609)	(274,115)
Financial institutions	(97,695)	(8,655)	(106,350)	1.9	(9,246)	(6,155)	(5,090)	(4,814)	(3,436)	(77,609)	(254,940)
Companies	(66)	43	(23)	-	-	(23)	-	-	-	-	(19,175)
Forwards	(407,265)	(231)	(407,496)	7.4	(91,044)	(117,706)	(90,562)	(94,815)	(9,714)	(3,655)	(1,411,647)
Financial institutions	(176,158)	-	(176,158)	3.2	(38,385)	(55,779)	(42,726)	(36,918)	(1,390)	(960)	(819,624)
Companies	(230,936)	(231)	(231,167)	4.2	(52,628)	(61,847)	(47,813)	(57,897)	(8,287)	(2,695)	(590,104)
Individuals	(171)	-	(171)	-	(31)	(80)	(23)	-	(37)	-	(1,919)
Swaps with target flow	(287,348)	57,850	(229,498)	4.1	(3,700)	(4,892)	(8,552)	(1,577)	(63,654)	(147,123)	(745,752)
Swaps	(63,203)	(26,389)	(89,592)	1.6	(1,457)	(14)	-	-	(13,322)	(74,799)	(288,463)
Financial institutions	(15,337)	15,337	-	-	-	-	-	-	-	-	(121)
Companies	(47,866)	(41,726)	(89,592)	1.6	(1,457)	(14)	-	-	(13,322)	(74,799)	(288,342)
Target flow of swap – foreign currency	(224,145)	84,239	(139,906)	2.5	(2,243)	(4,878)	(8,552)	(1,577)	(50,332)	(72,324)	(457,289)
Financial institutions	(7,107)	(10,143)	(17,250)	0.3	(2,243)	(4,878)	(8,552)	(1,577)	-	-	(379,502)
Companies	(217,038)	94,382	(122,656)	2.2	-	-	-	-	(50,332)	(72,324)	(77,787)
Other	(547,797)	8,947	(538,850)	10.1	(46,344)	(56,857)	(120,730)	(74,293)	(159,055)	(81,571)	(486,723)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(698)
Financial institutions	(216,429)	(24,695)	(241,124)	4.7	(780)	(672)	(47,885)	(14,782)	(96,770)	(80,235)	(323,189)
Companies	(309,401)	33,559	(275,842)	5.0	(35,198)	(49,398)	(68,876)	(58,749)	(62,285)	(1,336)	61,655
Individuals	(21,967)	83	(21,884)	0.4	(10,366)	(6,787)	(3,969)	(762)	-	-	(224,491)
Total	(5,262,694)	(213,352)	(5,476,046)	100.0	(1,076,285)	(447,247)	(963,476)	(848,324)	(1,241,098)	(899,616)	(14,807,456)
% per maturity term					19.7%	8.2%	17.6%	15.5%	22.7%	16.4%
Total 12/31/2008	(9,392,688)	(5,414,768)	(14,807,456)	100.0	(3,787,691)	(2,662,067)	(2,536,615)	(2,237,660)	(1,575,527)	(2,007,896)
% per maturity term					25.6%	18.0%	17.1%	15.1%	10.6%	13.6%
ITAÚ UNIBANCO HOLDING recorded at market value swap contracts involving foreign currency, interbank market and indices totaling R$ (1,296) in liability position (R$ 1,524 at 12/31/2008), distributed as follows: R$ (27) from 31 to 180 days (R$ 46 at 12/31/2008), R$ (35) from 181 to 365 days (R$ 44 at 12/31/2008) and R$ (1,234) over 365 days (R$ 1,434 at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	84

III See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2009
							Swap with target	Target flow of
	Futures	Swaps	Options	Forwards	Credit derivatives	Forwards	flow	swap	Other
BM&F Bovespa	207,017,305	11,838,204	1,706,203,785	459	-	-	-	-	2,269,818
Over-the-counter market	9,768,341	55,122,117	22,117,279	67,939	4,532,206	13,722,347	896,493	3,159,676	9,666,415
Financial institutions	9,329,093	33,494,239	18,613,864	37,436	4,528,724	8,634,227	209,333	215,768	2,235,713
Companies	439,248	20,920,644	3,503,415	29,413	3,482	5,074,606	687,160	2,943,908	7,400,973
Individuals	-	707,234	-	1,090	-	13,514	-	-	29,729
Total	216,785,646	66,960,321	1,728,321,064	68,398	4,532,206	13,722,347	896,493	3,159,676	11,936,233
Total 12/31/2008	226,846,815	77,988,356	510,914,326	1,301,491	9,529,432	41,311,558	2,706,666	12,115,104	3,155,282

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	85

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	12/31/2009	12/31/2008
Transferred	(1,617,006)	(3,920,040)
Credit swaps whose underlying assets are:
Securities	(1,615,264)	(3,920,040)
Total return rate swaps whose underlying assets are:
Securities	(1,742)	-
Received	2,915,200	3,561,209
Credit swaps whose underlying assets are:
Securities	2,915,200	3,561,209
Total	1,298,194	(358,831)

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 152,490.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	86

V - Accounting hedge

a)
The purpose of ITAÚ UNIBANCO hedge relationship is to protect the cash flow of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at December 31, 2009 ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2010 and 2017 in the amount of R$ 19,316,416 (R$ 27.141.738 at 12/31/2008). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at December 31, 2009 ITAÚ UNIBANCO HOLDING negotiated Swap contracts with maturity in 2015 in the amount of R$ 684,417. These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders of (R$ 77,644) (R$ (201,199) at 12/31/2008), of which (R$ 80,971) (R$ (201,199) at 12/31/2008) refers to CDB and (R$ 3,327) refers to Redeemable preferred shares. The hedged items total R$ 18,894,583 (R$ 26.353.206 at 12/31/2008) of CDB with maturities between 2010 and 2017 and R$ 684,417 of swaps of redeemable preferred shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows, which we expect to recognized in Income in the next 12 months, amount to R$ (181,997).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)
The swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 402,047 (R$ 1.152.584 at 12/31/2008) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150/02.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	87

VI -  Realized and unrealized gains of the derivative financial instruments portfolio

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Swap	1,948,767	950,118
Forwards	(135,003)	443,700
Futures	6,793,912	(4,212,456)
Options	518,374	(2,575,454)
Credit derivatives	115,783	(5,747)
Other	(479,725)	1,722,152
Total	8,762,108	(3,677,687)

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	88

i)  Changes in adjustment to market value for the period

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Opening balance	(2,816,936)	276,623
Balance arising from the Itaú Unibanco merger at 09/30/2008	-	(988,651)
Adjustments with impact on:
Results	3,003,340	(1,886,237)
Trading securities	(126,334)	652,245
Derivative financial instruments (assets and liabilities)	3,129,674	(2,538,482)
Stockholders’ equity	575,217	(218,671)
Closing balance	761,621	(2,816,936)
Adjustment to market value	761,621	(2,816,936)
Trading securities	324,994	451,328
Available-for-sale securities	415,860	(159,357)
Derivative financial instruments (assets and liabilities)	20,767	(3,108,907)
For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	12/31/2009	12/31/2008
Adjustment of available-for-sale securities – stockholders’ equity	415,860	(159,357)
Adjustment to held-to-maturity securities (*)	378,198	542,610
Total unrealized gain	794,058	383,253
(*)	Includes the amount of R$ 15,777 (R$ 20,811 at 12/31/2008) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in the net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	89

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

According to the criteria for classification of operations provided for by BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord – Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., included all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analysis shown below do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

Trading portfolio		12/31/2009 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(551)	(446,528)	(877,465)
Foreign exchange coupons	Rates of foreign exchange coupons	64	(507)	(1,003)
Foreign currency	Exchange variation	(1,141)	(28,537)	(57,075)
Price indices	Rates of price indices coupon	(8)	(6,059)	(11,041)
Long-term interest rate	Rate of TJLP coupon	14	(194)	(386)
Reference rate	Rate of TR coupon	1,964	(72,898)	(98,636)
Variable rate	Share price	7,430	(108,382)	(216,765)
	Total without correlation		(663,107)	(1,262,370)
	Total with correlation		(431,737)	(821,907)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

Trading and Banking portfolio	Exposures	12/31/2009 (*)
Risk Factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rate in Reais	(3,969)	(1,619,699)	(3,112,367)
Foreign exchange coupons	Rates of foreign exchange coupons	1,566	(11,886)	(46,792)
Foreign currency	Exchange variation	(158)	(3,953)	(7,906)
Price indices	Rates of price indices coupon	(10)	(2,210)	(1,245)
Long-term interest rate	Rate of TJLP coupon	(2)	(27,843)	(55,688)
Reference rate	Rate of TR coupon	4,367	(107,335)	(117,106)
Variable rate	Share price	15,233	(222,205)	(444,410)
	Total without correlation		(1,995,131)	(3,785,513)
	Total with correlation		(1,298,995)	(2,464,682)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Andima, etc).

Scenario II: Shocks at approximately 25% in the portfolio of December 31, 2009, considering the largest resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio of December 31, 2009, considering the largest resulting losses per risk factor.

All derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING S.A. are shown in Note 7.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	90

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

	12/31/2009										12/31/2008
Risk Levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	33,728,589	70,750,103	30,875,342	10,243,706	5,660,200	2,987,317	1,730,906	1,010,381	7,697,408	164,683,952	158,826,178
Loans and discounted trade receivables	17,988,912	36,741,204	20,676,050	8,467,203	4,880,693	2,514,595	1,577,816	900,435	6,858,046	100,604,954	102,133,362
Financing	11,934,820	24,348,971	8,660,394	1,331,505	538,708	234,348	118,016	81,951	702,596	47,951,309	42,390,894
Farming and agribusiness financing	1,827,798	1,975,936	938,083	90,673	87,024	144,289	9,724	862	68,950	5,143,339	5,654,401
Real estate financing	1,977,059	7,683,992	600,815	354,325	153,775	94,085	25,350	27,133	67,816	10,984,350	8,647,521

Lease operations	1,459,469	34,044,923	5,725,508	2,512,479	1,021,903	498,352	415,503	341,397	1,192,039	47,211,573	50,097,755

Credit card operations	172,379	11,922,553	9,424,633	2,567,861	1,848,904	617,315	443,321	318,054	2,786,068	30,101,088	24,558,102

Advance on exchange contracts (1)	541,628	1,407,927	906,336	457,879	48,243	53,661	86,267	5,993	31,709	3,539,643	6,924,500

Other sundry receivables (2)	30,594	187,120	46,522	27,835	4,953	37,338	5,813	402	74,131	414,708	636,603

Total operations with credit granting characteristics	35,932,659	118,312,626	46,978,341	15,809,760	8,584,203	4,193,983	2,681,810	1,676,227	11,781,355	245,950,964	241,043,138

Endorsements and sureties (3)										32,431,339	30,895,002

Total with endorsements and sureties	35,932,659	118,312,626	46,978,341	15,809,760	8,584,203	4,193,983	2,681,810	1,676,227	11,781,355	278,382,303	271,938,140

Total - 12/31/2008	53,264,306	108,970,952	43,855,466	13,489,479	7,704,953	3,269,860	2,147,120	1,243,178	7,097,824	241,043,138

(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	91

II – By maturity and risk level

	12/31/2009										12/31/2008
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	2,850,374	2,147,394	1,289,478	1,091,184	788,631	543,455	2,825,382	11,535,898	9,164,444
01 to 30	-	-	132,965	119,318	73,384	53,594	42,046	34,251	183,026	638,584	556,343
31 to 60	-	-	137,742	104,170	72,748	56,422	96,235	33,793	182,524	683,634	529,153
61 to 90	-	-	119,506	93,456	62,261	51,584	38,520	28,034	154,537	547,898	472,155
91 to 180	-	-	349,724	265,191	179,196	136,637	104,940	75,594	420,621	1,531,903	1,233,542
181 to 365	-	-	607,841	470,172	301,458	247,427	176,982	150,251	663,822	2,617,953	2,041,107
Over 365	-	-	1,502,596	1,095,087	600,431	545,520	329,908	221,532	1,220,852	5,515,926	4,332,144

Overdue installments	-	-	430,991	735,836	1,019,804	975,091	943,104	845,374	7,321,952	12,272,152	8,950,672
01 to 14	-	-	22,875	52,422	32,992	27,907	19,069	13,301	82,231	250,797	202,476
15 to 30	-	-	363,009	200,961	257,931	72,644	50,269	28,289	171,696	1,144,799	1,429,567
31 to 60	-	-	45,107	441,098	259,243	130,474	89,675	56,562	296,922	1,319,081	1,267,894
61 to 90	-	-	-	29,382	426,938	167,773	106,579	72,172	319,075	1,121,919	956,067
91 to 180	-	-	-	11,973	42,700	537,387	617,059	592,048	1,726,218	3,527,385	2,450,297
181 to 365	-	-	-	-	-	38,906	60,453	83,002	4,497,527	4,679,888	2,506,974
Over 365	-	-	-	-	-	-	-	-	228,283	228,283	137,397
SUBTOTAL	-	-	3,281,365	2,883,230	2,309,282	2,066,275	1,731,735	1,388,829	10,147,334	23,808,050	18,115,116
SPECIFIC ALLOWANCE	-	-	(32,813)	(86,497)	(230,928)	(619,883)	(865,867)	(972,180)	(10,147,334)	(12,955,502)	(7,853,150)
SUBTOTAL - 12/31/2008	-	-	3,412,737	2,931,271	2,141,828	1,633,254	1,306,233	1,053,280	5,636,513	18,115,116
	NON-OVERDUE OPERATIONS
Falling due installments	35,877,575	117,751,281	43,378,381	12,739,499	6,106,933	2,075,939	927,975	279,330	1,580,123	220,717,036	221,215,373
01 to 30	4,369,025	15,332,970	10,854,734	4,198,862	1,978,837	421,575	156,984	54,151	179,454	37,546,592	41,287,453
31 to 60	3,084,106	11,030,424	4,964,108	1,674,816	623,251	153,120	69,963	17,884	224,587	21,842,259	21,480,003
61 to 90	1,650,354	7,070,314	3,553,612	863,798	419,006	110,729	136,131	11,687	115,234	13,930,865	15,118,853
91 to 180	4,077,586	13,998,158	6,044,821	1,574,301	705,400	192,848	102,490	22,597	224,581	26,942,782	30,049,138
181 to 365	5,880,339	19,866,472	6,278,288	1,531,005	799,512	306,347	171,912	27,709	265,411	35,126,995	33,708,027
Over 365	16,816,165	50,452,943	11,682,818	2,896,717	1,580,927	891,320	290,495	145,302	570,856	85,327,543	79,571,899
Overdue up to 14 days	55,084	561,345	318,595	187,031	167,988	51,769	22,100	8,068	53,898	1,425,878	1,712,649
SUBTOTAL	35,932,659	118,312,626	43,696,976	12,926,530	6,274,921	2,127,708	950,075	287,398	1,634,021	222,142,914	222,928,022
GENERIC ALLOWANCE	-	(591,563)	(436,970)	(387,796)	(627,492)	(638,312)	(475,038)	(201,179)	(1,634,021)	(4,992,371)	(4,328,005)
SUBTOTAL - 12/31/2008	53,264,306	108,970,952	40,442,729	10,558,208	5,563,125	1,636,606	840,887	189,898	1,461,311	222,928,022
GRAND TOTAL	35,932,659	118,312,626	46,978,341	15,809,760	8,584,203	4,193,983	2,681,810	1,676,227	11,781,355	245,950,964	241,043,138
EXISTING ALLOWANCE	-	(1,062,438)	(1,404,652)	(1,579,395)	(2,574,402)	(2,096,572)	(1,877,000)	(1,676,059)	(11,781,355)	(24,051,873)	(19,972,155)
Minimum allowance required (3)	-	(591,563)	(469,783)	(474,293)	(858,420)	(1,258,195)	(1,340,905)	(1,173,359)	(11,781,355)	(17,947,873)	(12,181,155)
Additional allowance (4)	-	(470,875)	(934,869)	(1,105,102)	(1,715,982)	(838,377)	(536,095)	(502,700)	-	(6,104,000)	(7,791,000)
GRAND TOTAL 12/31/2008	53,264,306	108,970,952	43,855,466	13,489,479	7,704,953	3,269,860	2,147,120	1,243,178	7,097,824	241,043,138
EXISTING ALLOWANCE	(2,445,500)	(1,078,813)	(1,311,279)	(1,347,599)	(2,310,715)	(1,634,603)	(1,502,768)	(1,243,054)	(7,097,824)	(19,972,155)
Minimum allowance required (3)	-	(544,855)	(438,555)	(404,684)	(770,495)	(980,958)	(1,073,559)	(870,225)	(7,097,824)	(12,181,155)
Additional allowance (4)	(2,445,500)	(533,958)	(872,724)	(942,915)	(1,540,220)	(653,645)	(429,209)	(372,829)	-	(7,791,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts toR$ 16,297,353 (R$ 10,832,610 at 12/31/2008);
(3)
The policy of not using “AA” ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a povision upon the granting of loan;

(4)
According to BACEN’s request, it is classified into risk level to show the additional amounts found through the use of statistical models for evaluating the portfolios in the event of stress in the economic scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	92

III – By business sector

	12/31/2009%		12/31/2008%

PUBLIC SECTOR	1,652,429	0.7	1,801,908	0.7
Generation, transmission and distribution of electric energy	720,310	0.3	890,146	0.4
Chemical and petrochemical	288,281	0.1	217,496	0.1
Other	643,838	0.3	694,266	0.3
PRIVATE SECTOR	244,298,535	99.3	239,241,230	99.3
COMPANIES	131,449,169	53.4	136,651,366	56.7
INDUSTRY AND COMMERCE	68,090,121	27.7	74,210,395	30.8
Food and beverages	10,698,001	4.3	11,953,049	5.0
Autoparts and accessories	2,683,492	1.1	2,500,378	1.0
Agribusiness capital assets	689,241	0.3	554,990	0.2
Industrial capital assets	4,064,152	1.7	3,557,210	1.5
Pulp and paper	1,646,887	0.7	1,565,964	0.6
Distribution of fuels	1,604,725	0.7	1,683,382	0.7
Electrical and electronic	5,804,888	2.4	5,542,857	2.3
Pharmaceuticals	1,633,685	0.7	1,660,130	0.7
Fertilizers, insecticides and crop protection	1,407,353	0.6	2,873,896	1.2
Tobacco	522,551	0.2	825,931	0.3
Import and export	1,578,885	0.6	2,302,803	1.0
Hospital care materials and equipment	722,216	0.3	560,504	0.2
Construction material	3,520,579	1.4	3,216,443	1.3
Steel and metallurgy	5,644,676	2.3	9,066,428	3.8
Wood and furniture	2,259,428	0.9	2,390,941	1.0
Chemical and petrochemical	5,258,773	2.1	6,011,979	2.5
Supermarkets	993,454	0.4	786,604	0.3
Light and heavy vehicles	5,397,168	2.2	4,999,172	2.1
Clothing	5,539,980	2.3	4,888,594	2.0
Other - Commerce	3,717,111	1.5	3,783,541	1.6
Other - Industry	2,702,876	1.1	3,485,599	1.4
SERVICES	48,704,803	19.8	43,918,591	18.2
Heavy construction (Constructors)	2,879,125	1.2	2,528,501	1.0
Financial	4,821,743	2.0	6,063,858	2.5
Generation, transmission and distribution of electric energy	5,833,396	2.4	5,021,146	2.1
Holding company	2,917,274	1.2	3,023,875	1.3
Real estate agents	7,101,408	2.9	5,177,664	2.1
Media	2,232,462	0.9	2,085,661	0.9
Service companies	3,185,730	1.3	2,667,734	1.1
Health care	1,336,940	0.5	1,118,782	0.5
Telecommunications	1,194,503	0.5	1,954,207	0.8
Transportation	9,819,115	4.0	8,434,358	3.5
Other services	7,383,107	3.0	5,842,805	2.4
PRIMARY SECTOR	13,375,428	5.4	14,822,680	6.1
Agribusiness	11,410,723	4.6	12,876,778	5.3
Mining	1,964,705	0.8	1,945,902	0.8
OTHER COMPANIES	1,278,817	0.5	3,699,700	1.5
INDIVIDUALS	112,849,366	45.8	102,589,864	42.6
Credit cards	29,987,468	12.2	24,306,846	10.1
Consumer loans/overdraft	23,146,595	9.4	23,730,991	9.8
Real estate financing	7,438,995	3.0	6,698,271	2.8
Vehicles	52,276,308	21.3	47,853,756	19.9

GRAND TOTAL	245,950,964	100.0	241,043,138	100.0

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	93

b)	Credit concentration

	12/31/2009		12/31/2008
		% of		% of
Loan, lease and other credit operations (*)	Risk	Total	Risk	Total
Largest debtor	1,787,108	0.6	4,020,492	1.5
20 largest debtors	23,256,006	8.4	26,102,089	9.6
50 largest debtors	39,570,001	14.2	43,525,881	16.0
100 largest debtors	54,138,465	19.5	59,436,066	21.8

	12/31/2009		12/31/2008
Loan, lease and other credit operations and securities of companies and		% of		% of
financial institutions (*)	Risk	Total	Risk	Total
Largest debtor	3,351,437	1.1	7,950,623	2.5
20 largest debtors	34,875,013	11.3	44,192,721	14.0
50 largest debtors	55,367,738	18.0	69,383,770	22.0
100 largest debtors	73,494,272	23.9	90,844,640	28.8
(*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 a	01/01 a
	12/31/2009	12/31/2008
Opening Balance	(19,972,155)	(7,925,660)
Balance arising from ITAÚ UNIBANCO Merger on 09/30/2008 and other	(170,804)	(4,394,655)
Net increase for the period	(16,398,955)	(14,279,713)
Minimum required by Resolution No. 2,682/99	(18,085,955)	(9,615,713)
Additional	1,687,000	(4,664,000)
Write-Off	12,490,041	6,627,873
Closing balance	(24,051,873)	(19,972,155)
Specific allowance (1) (3)	(12,955,502)	(7,853,150)
Generic allowance (2) (3)	(4,992,371)	(4,328,005)
Additional allowance (4)	(6,104,000)	(7,791,000)
(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(2)	For operations not covered in the previous item due to the classification of the client or operation.
(3)
The specific and generic allowances reflect the effects of the supplementary allowance totaling R$ 403,304 (R$ 443,634 at 12/31/2008) as it does not consider the option established by article 5 of the CMN Resolution No. 2,682 of 12/21/1999, amended by article 2 of CMN Resolution No. 2,697 of 02/24/2000, that the loan transactions with clients whose total liability is below R$ 50 could be determined based on the overdue amounts.

(4)
Refers to the provision in excess of the minimum required by CMN Resolution No.2,682, of December 12, 1999, recognized within the prudential criteria adopted by Management in accordance with good banking practice, in order to enable the absorption of possible increases in default arising from a strong reversal of the economic cycle, quantified in view of the historic performance of loan portfolios in economic crises situations.

As from December 31, 2008, considering the economic scenario and the uncertainties related to it, the criteria for recognition of the additional allowance for loan losses were revised, including the portion related to risks associated to a more pessimistic scenario. Over 2009, the effects of the crisis were partially consummated, giving rise to an increase in the required regulatory capital of the additional allowance for loan losses regarding the portfolio.

At December 31,2009, the balance of the allowance in relation to the loan portfolio is equivalent to 9.8% (8.3% at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	94

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Expense for allowance for loan losses	(16,398,955)	(14,279,713)
Income from recovery of credits written off as loss	2,233,648	1,334,108
Result of allowance for loan losses	(14,165,307)	(12,945,605)

II - Renegotiated credits

	12/31/2009	12/31/2008
Renegotiated credits	7,669,438	5,141,604
Allowance for loan losses	(4,017,131)	(2,498,465)
(%)	52.4	48.6

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	95

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

					01/01 to
	12/31/2009				12/31/2009
					Income
	0 - 30	31 - 180	Over 365	Total	(Expenses)
Restricted operations on assets
Loan operations	439	811	161,101	162,351	(75,429)
Liabilities - restricted operations on assets
Foreign borrowings through securities	439	811	161,101	162,351	75,600
Net revenue from restricted operations					171

At December 31, 2009, there were no balances in default.

f)	Sales Operations or Transfers of Financial Assets

In compliance with Resolution No. 3,809, of October 28, 2009, the amount of sales operations or transfers of financial assets where the entity significantly retained the risks and benefits is R$ 48,914, composed exclusively of loan operations and receivables assigned with joint obligation.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	96

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	12/31/2009	12/31/2008
ASSETS – OTHER RECEIVABLES	27,239,246	51,828,678
Exchange purchase pending settlement – foreign currency	15,711,081	32,807,238
Bills of exchange and term documents – foreign currency	115	110
Exchange sale rights – local currency	11,761,324	19,427,799
(Advances received) – local currency	(233,274)	(406,469)
LIABILITIES – OTHER LIABILITIES (Note 2a)	27,682,317	50,761,162
Exchange sales pending settlement – foreign currency	12,259,138	30,493,898
Liabilities from purchase of foreign currency – local currency	15,419,428	20,261,880
Other	3,751	5,384
MEMORANDUM ACCOUNTS	480,862	512,633
Outstanding import credits – foreign currency	404,390	474,699
Confirmed export credits – foreign currency	76,472	37,934

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	97

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	12/31/2009						12/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Deposits	91,009,567	16,190,548	14,737,628	68,834,426	190,772,169	48.0	206,189,398	49.0
Deposits received under securities repurchase agreements	64,838,143	16,128,285	7,449,104	43,519,001	131,934,533	33.2	124,358,462	29.6
Funds from acceptance and issuance of securities	2,303,463	6,480,343	1,668,227	6,867,587	17,319,620	4.4	19,595,645	4.7
Borrowings and onlending	2,057,329	6,721,670	5,699,272	20,213,900	34,692,171	8.7	42,636,416	10.2
Securitization of foreign payment orders (1)	-	-	-	-	-	0.0	3,828,733	0.9
Subordinated debt (2)	13,044	26,221	2,749	22,683,913	22,725,927	5.7	23,356,398	5.6
TOTAL	160,221,546	45,547,067	29,556,980	162,118,827	397,444,420		419,965,052
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2008	164,790,078	51,520,022	31,128,697	172,526,255	419,965,052
% per maturity term	39.2	12.3	7.4	41.1
(1)	Funds obtained abroad through the sales to Brazilian Diversified Payment Rights Finance Company of rights related to the payment orders receivable abroad.
(2)	Includes R$ 687,711 (R$ 930,575 at 12/31/2008) of Redeemable Preferred Shares classified under Minority Interest in the Balance Sheet.

b)	Deposits

	12/31/2009						12/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
Demand deposits	24,836,767	-	-	-	24,836,767	13.1	26,932,947	13.1
Savings accounts	48,221,550	-	-	-	48,221,550	25.3	39,296,239	19.1
Interbank	580,817	753,871	562,351	149,368	2,046,407	1.1	2,921,135	1.4
Time deposits	16,373,568	15,436,677	14,175,277	68,685,058	114,670,580	60.1	135,900,870	65.8
Other deposits	996,865	-	-	-	996,865	0.5	1,138,207	0.6
TOTAL	91,009,567	16,190,548	14,737,628	68,834,426	190,772,169		206,189,398
% per maturity term	47.7	8.5	7.7	36.1
TOTAL – 12/31/2008	92,038,647	20,667,431	12,621,518	80,861,802	206,189,398
% per maturity term	44.7	10.0	6.1	39.2

Itaú Unibanco Holding's portfolio is composed of interbank deposits in the amount of R$ 899,224 (R$ 345,997 at December 31, 2008) with maturity over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	98

c)	Deposits received under securities repurchase agreements

	12/31/2009						12/31/2008
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Own portfolio	13,041,423	15,806,713	7,099,685	39,271,563	75,219,384	57.0	60,744,083	48.8
Government securities	8,119,095	145,957	176,751	11,615	8,453,418	6.4	2,140,200	1.7
Private securities	-	-	-	117,895	117,895	0.1	13,924,192	11.2
Own issue	4,169,871	15,568,672	6,922,814	38,795,697	65,457,054	49.6	41,838,982	33.6
Foreign	752,457	92,084	120	346,356	1,191,017	0.9	2,840,709	2.3
Third-party portfolio	51,796,720	2,201	-	62,289	51,861,210	39.3	62,524,170	50.3
Free portfolio	-	319,371	349,419	4,185,149	4,853,939	3.7	1,090,209	0.9
TOTAL	64,838,143	16,128,285	7,449,104	43,519,001	131,934,533		124,358,462
% per maturity term	49.2	12.2	5.6	33.0
TOTAL – 12/31/2008	67,820,018	12,531,864	5,969,903	38,036,677	124,358,462
% per maturity term	54.5	10.1	4.8	30.6

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	99

d)	Funds from acceptance and issuance of securities

	12/31/2009						12/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
REAL ESTATE, MORTGAGE, CREDIT AND SIMILAR NOTES	2,123,687	5,457,265	685,075	586,092	8,852,119	51.1	9,012,567	46.0
DEBENTURES	47,480	25,243	164,868	2,526,687	2,764,278	16.0	3,589,865	18.3
FOREIGN BORROWINGS AND SECURITIES	132,296	997,835	818,284	3,754,808	5,703,223	32.9	6,993,213	35.7
Trade Related – Issued abroad - Structure Note Issued	1,993	122,087	107,542	431,267	662,889	3.8	385,848	2.0
Non-Trade Related	130,303	875,748	710,742	3,323,541	5,040,334	29.1	6,607,365	33.7
Issued abroad	130,303	875,748	710,742	3,323,541	5,040,334	29.1	6,607,365	33.7
Brazil Risk Note Programme	38,096	441,914	336,721	1,797,269	2,614,000	15.1	1,915,117	9.7
Euro Certificates of Deposits	82,248	305,718	8,772	34,714	431,452	2.5	512,743	2.6
Euro Medium Term Note Programme	1,018	32,153	38,221	526,648	598,040	3.5	84,957	0.4
Eurobonds	748	1	-	14,452	15,201	0.1	1,677,064	8.6
Fixed Rate Notes	-	95,152	327,028	630,238	1,052,418	6.1	1,920,980	9.8
Other	8,193	810	-	320,220	329,223	1.9	486,588	2.5
TOTAL	2,303,463	6,480,343	1,668,227	6,867,587	17,319,620		19,595,645
% per maturity term	13.3	37.4	9.6	39.6
TOTAL – 12/31/2008	2,017,047	6,132,323	2,695,289	8,750,986	19,595,645
% per maturity term	10.3	31.3	13.8	44.6

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	100

e)	Borrowings and onlending
	12/31/2009						12/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
BORROWINGS	1,369,244	4,315,594	2,823,947	3,827,503	12,336,288	35.6	24,180,497	56.7
Domestic	382,794	109,191	46,914	49,842	588,741	1.7	264,058	0.6
Foreign (*)	986,450	4,206,403	2,777,033	3,777,661	11,747,547	33.9	23,916,439	56.1

ONLENDING	688,085	2,406,076	2,875,325	16,386,397	22,355,883	64.4	18,455,919	43.3
Domestic – official institutions	686,826	2,388,327	2,687,229	16,297,138	22,059,520	63.6	18,078,852	42.4
BNDES	296,037	877,392	1,127,356	7,803,394	10,104,179	29.2	8,544,664	20.0
FINAME	303,435	1,399,942	1,518,659	8,179,961	11,401,997	32.8	8,908,586	20.9
Other	87,354	110,993	41,214	313,783	553,344	1.6	625,602	1.5
Foreign	1,259	17,749	188,096	89,259	296,363	0.8	377,067	0.9
TOTAL	2,057,329	6,721,670	5,699,272	20,213,900	34,692,171		42,636,416
% per maturity term	5.9	19.4	16.4	58.3
TOTAL – 12/31/2008	2,914,366	12,059,548	8,493,932	19,168,570	42,636,416
% per maturity term	6.8	28.3	19.9	45.0
(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	101

f)	Subordinated debt

Funding obtained through issuance of subordinated debt, in accordance with the conditions determined by CMN Resolution No. 3,444, of February 28, 2007, and amendments established by CMN Resolution No. 3,523 of January 31, 2008, is as follows:

	12/31/2009						12/31/2008
	0-30	31-180	181-365	Over 365	Total	%	Total	%
CDB	-	-	-	20,160,280	20,160,280	88.7	19,480,756	83.4
Euronotes	-	20,114	-	856,778	876,892	3.9	1,193,787	5.1
Bonds	-	2,813	2,749	130,390	135,952	0.6	148,491	0.6
Eurobonds	13,044	-	-	870,600	883,644	3.9	1,641,582	7.0
(-) Transaction costs incurred (Note 4b)	-	-	-	(18,552)	(18,552)	(0.1)	(38,793)	(0.1)
TOTAL OTHER LIABILITIES	13,044	22,927	2,749	21,999,496	22,038,216		22,425,823
Redeemable preferred shares	-	3,294	-	684,417	687,711	3.0	930,575	4.0
GRAND TOTAL	13,044	26,221	2,749	22,683,913	22,725,927		23,356,398
% per maturity term	0.1	0.1	0.0	99.8
TOTAL – 12/31/2008	-	60,522	1,200,889	22,094,987	23,356,398
% per maturity term	-	0.3	5.1	94.6

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457,465
Subordinated euronotes	August 2001	August 2011	4.25%	625,008
Subordinated CDB	March 2007	April 2012	103,5% of CDI	5,000,000
Subordinated CDB (1)	May 2007	May 2012	103,9% of CDI	1,406,000
Subordinated CDB (1)	July 2007	July 2012	CDI + 0,38%	422,000
Subordinated CDB (1)	August 2007	August 2012	CDI + 0,38%	200,000
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7,33%	290,850
Subordinated CDB (1)	October 2007	October 2012	103,8% of CDI	93,000
Subordinated CDB (1)	October 2007	October 2012	CDI + 0,45%	450,000
Subordinated CDB	November 2007	November 2012	CDI + 0,35%	300,000
Subordinated CDB	December 2002	December 2012	102,25% of CDI	220,000
Subordinated CDB	January 2008	February 2013	CDI + 0,50%	880,000
Subordinated CDB	February 2008	February 2013	CDI + 0,50%	1,256,000
Subordinated CDB (1)	1st quarter of 2008	1st quarter of 2013	CDI + 0,60%	817,310
Subordinated CDB (1)	1st quarter of 2008	2nd quarter of 2013	106,5% of CDI	38,000
Subordinated CDB (1)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10,400
Subordinated CDB	November 2003	November 2013	102% of CDI	40,000
Subordinated CDB	May 2007	May 2014	CDI + 0,35%	1,804,500
Subordinated CDB (1)	August 2007	August 2014	CDI + 0,46%	50,000
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7,35%	33,200
Subordinated CDB (1)	December 2007	December 2014	CDI + 0,60%	10,000
Preferred shares	December 2002	March 2015	3.04%	1,388,841
Subordinated CDB (1)	3rd quarter of 2008	3rd quarter of 2015	119,8% of CDI	400,000
Subordinated CDB (2)	December 2006	December 2016	CDI + 0,47%	500,000
Subordinated bonds	April 2008	April 2033	3.50%	64,555
Subordinated bonds	October 2008	October 2033	4.50%	45,400
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195,250

(1)	Subordinated CDBs may not be redeemed in advance;
(2)	Subordinated CDBs may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	102

NOTE 11 – INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a) Composition of the technical provisions

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Mathematical provision of benefits to be granted and benefits granted	34,607	34,866	42,459,409	33,678,031	-	-	42,494,016	33,712,897
Unearned premiums	2,804,929	2,713,701	367,180	324,376	-	-	3,172,109	3,038,077
Mathematical provision for redemptions	-	-	-	-	2,197,332	2,031,907	2,197,332	2,031,907
Raffle contingency	-	-	-	-	34,057	41,294	34,057	41,294
Unsettled claims	2,120,159	2,256,495	127,388	90,922	-	-	2,247,547	2,347,417
Financial surplus	2,122	2,042	468,529	374,296	-	-	470,651	376,338
IBNR	609,538	618,481	67,885	50,038	-	-	677,423	668,519
Financial variation	561	528	109,616	112,876	-	-	110,177	113,404
Premium deficiency	170,688	125,040	74,665	70,851	-	-	245,353	195,891
Insufficient contribution	117	-	504,691	370,488	-	-	504,808	370,488
Other	67,900	65,588	153,028	194,894	29,347	25,371	250,275	285,853
TOTAL	5,810,621	5,816,741	44,332,391	35,266,772	2,260,736	2,098,572	52,403,748	43,182,085

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	103

b) Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Interbank investments – Money market	1,197,759	565,181	1,099,147	839,396	737,447	761,002	3,034,353	2,165,579
Securities and derivative financial instruments	2,494,534	2,697,767	42,937,707	33,894,248	1,562,717	1,377,653	46,994,958	37,969,668
PGBL/VGBL fund quotas (1)	-	-	38,626,466	30,023,746	-	-	38,626,466	30,023,746
Other	2,494,534	2,697,767	4,311,241	3,870,502	1,562,717	1,377,653	8,368,492	7,945,922
Government	1,739,608	1,711,911	3,340,164	2,827,666	68,381	743,440	5,148,153	5,283,017
Private	754,926	985,856	971,077	1,042,836	1,494,336	634,213	3,220,339	2,662,905
Receivables from insurance and reinsurance operations (2)	2,091,237	2,221,394	302,884	277,991	-	-	2,394,121	2,499,385
Credit rightrs	665,717	612,853	302,884	277,991	-	-	968,601	890,844
Reinsurance	1,425,520	1,608,541	-	-	-	-	1,425,520	1,608,541
Escrow deposits for loss	110,172	34,610	8,809	92,568	-	-	118,981	127,178
TOTAL	5,893,702	5,518,952	44,348,547	35,104,203	2,300,164	2,138,655	52,542,413	42,761,810
(1)
The PGBL and VGBL plans securities portfolio, the ownership and embedded risks of which are the customers’ responsibility, are recorded as securities, as determined by SUSEP, with a contra-entry to liabilities in the Pension Plan Technical Provisions account;

(2)	Recorded under Other receivables and Other assets.

c)  Results of Operations

	INSURANCE		LIFE AND PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Income from financial operations	270,961	201,530	249,598	219,462	62,680	58,967	583,239	479,959
Financial income from insurance, pension plan and capitalization operations	346,983	239,549	4,034,249	1,924,709	194,551	157,118	4,575,783	2,321,376
Financial expenses from insurance, pension plan and capitalization operations	(76,022)	(38,019)	(3,784,651)	(1,705,247)	(131,871)	(98,151)	(3,992,544)	(1,841,417)
Results from insurance, pension plan and capitalization operations	1,451,364	621,658	468,740	304,828	511,590	380,755	2,431,694	1,307,241
Adjustments to ITAÚ UNIBANCO merger (Note 2a)	-	(136,621)	-	(155,316)	-	-	-	(291,937)
Recurring results from operation	1,451,364	758,279	468,740	460,144	511,590	380,755	2,431,694	1,599,178
Premiums and contributions	5,849,289	3,378,251	9,216,342	6,934,549	1,808,249	1,352,494	16,873,880	11,665,294
Changes in technical provisions	108,631	(181,322)	(8,404,640)	(6,239,142)	(1,217,129)	(715,222)	(9,513,138)	(7,135,686)
Expenses for claims	(2,966,624)	(1,781,787)	(238,311)	(190,128)	-	-	(3,204,935)	(1,971,915)
Selling expenses	(1,266,840)	(640,097)	(45,458)	(33,781)	(42,281)	(6,660)	(1,354,579)	(680,538)
Expenses for benefits and raffles	-	-	(45,644)	(10,135)	(37,980)	(255,612)	(83,624)	(265,747)
Other revenues and expenses	(273,092)	(16,766)	(13,549)	(1,219)	731	5,755	(285,910)	(12,230)
TOTAL	1,722,325	823,188	718,338	524,290	574,270	439,722	3,014,933	1,787,200

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	104

NOTE 12 -  CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

ITAÚ UNIBANCO HOLDING and its subsidiaries are involved in contingencies in the ordinary course of their businesses, as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)	Contingent Liabilities: these are calculated and classified as follows:

-	Calculation criteria:

Civil lawsuits: calculated upon judicial notification, and adjusted monthly:

-
Collective (lawsuits related to claims considered similar and usual and the amounts of which are not considered significant): according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant; or

-
Individual (lawsuits related to claims considered unusual and the amounts of which are considered significant): at the claimed indemnity amount, based on the evidence presented and on the evaluation of legal advisors – which considers case law, legal opinions raised, evidence produced in the records and the judicial decisions to be issued – relating to the risk level of loss of lawsuits.

These are adjusted to the amounts deposited as guarantee for their execution or to the definitive execution amount (indisputable amount) when the claim is awarded a final and unappealable judgment.

Labor claims: these are calculated upon judicial notification and adjusted monthly by the moving average of payment of lawsuits closed in the last 12 months plus the average cost of fees paid for lawsuits related to claims considered similar and usual and adjusted to the amounts deposited in guarantee to the execution amount (indisputable amount) when it is in the stage of being a final and unappealable decision, or based on the individual analysis of the potential amount of probable loss for lawsuits with significant amounts.

Tax and social security lawsuits: calculated upon judicial notification of administrative proceedings based on their monthly adjusted amounts.

Other Risks: calculated mainly based on the assessment of credit risk on joint obligations.

-	Contingencies classified as probable: are recognized in the accounting books and comprise:

-
Civil lawsuits: demanding compensation for property damage and pain and suffering, such as protest of bills, return of checks, and inclusion of information in the credit protection registry, most of these actions being filed in the Small Claims Court and therefore limited to 40 minimum monthly wages;

-
Labor claims: seeking the recovery of alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other;

-	Tax and social security: represented mainly by lawsuits and administrative proceedings involving federal and municipal taxes;

-	And Other Risks represented basically by the joint obligation for securitized rural loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	105

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2009					01/01 to 12/31/2008
Change in provision for contingent liabilities	Civil	Labor	Tax and social Security	Other	Total	Total
Opening Balance	2,124,019	2,857,105	2,511,438	251,235	7,743,797	3,706,034
Balance Arising from ITAÚ UNIBANCO Merger on 09/30/2008 and other	3,645	4,343	13,673	-	21,661	2,119,216
(-) Contingencies guaranteed by indemnity clause (Note 4n I)	(125,528)	(551,139)	(15,784)	-	(692,451)	(656,291)
Subtotal	2,002,136	2,310,309	2,509,327	251,235	7,073,007	5,168,959
Restatement/Charges	61,257	173,698	151,080	-	386,035	428,356
Changes in the period reflected in results (Notes 13f and 13i)	1,164,952	609,807	498,636	6,437	2,279,832	2,472,767
Increase (1) (2)	1,440,374	726,491	508,169	6,437	2,681,471	2,761,402
Reversal	(275,422)	(116,684)	(9,533)	-	(401,639)	(288,635)
Payment	(917,275)	(503,474)	(1,736,864)	-	(3,157,613)	(1,018,736)
Subtotal	2,311,070	2,590,340	1,422,179	257,672	6,581,261	7,051,346
(+) Contingencies guaranteed by indemnity clause (Note 4n I)	98,628	573,261	35,331	-	707,220	692,451
Closing balance (Note 13c)	2,409,698	3,163,601	1,457,510	257,672	7,288,481	7,743,797
Escrow deposits at 12/31/2009 (Note 13a)	1,062,425	1,447,641	821,857	-	3,331,923
Escrow deposits at 12/31/2008 (Note 13a)	829,074	1,273,188	931,028	-	3,033,290
(1) Civil provisions include the provision for economic plans amounting to R$ 289,600 (R$ 263,722 from January 01 to December 31, 2008) (Note22l).
(2) Tax and Social Security provisions comprise basically the effects arising from the adhesion to the program of Payment or Installment Payment of Federal Taxes  (Note 12d).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	106

-
Contingencies classified as possible:not recognized in the accounting books and comprise Civil lawsuits amounting to R$ 384,529 and Tax and Social Security Lawsuits amounting to R$ 3,546,891. The principal characteristics of these lawsuits are described below:

•
Claim for corporate income tax (IRPJ) social contribution (CSLL) , PIS and COFINS, as tax authorities understand there has been unreported income due, recorded as a contra-entry to the investment account in permanent assets – R$ 341,237;

•	Levy of ISS (Service Tax) on Leasing operations – R$ 142,292: Tax assessment notices and/or tax foreclosures of municipalities that allege the levy of ISS on leasing operations in their territories;

•
ISS – Banking Institutions – R$ 418,413: refers to tax assessments notices issued by municipalities for collection of ISS on amounts recorded in several accounts, on the grounds of being service revenue. An administrative final decision or tax foreclosure is pending;

•	Deductibility of losses in receipt of loans and discounts granted in renegotiation of loans – R$ 428,479;

•
Dismissal of offset request – R$ 300,130: Offset requests which were not validated due to formal issues or alleged lack of evidence of credit liquidity. Issue discussed at the administrative level, in which the company stated its defense and exhibited documentation evidencing credit liquidity;

•
Criteria for taxation of revenues made available abroad – R$ 264,443: assessment notices in relation to which the inspection authorities discuss criteria for determining the calculation basis and taxable event;

•	Deductibility of goodwill on purchase of investments – R$ 198,586: assessment notices that discuss the deduction of goodwill of merged companies;

•
Acquisition of Customers Portfolio – R$ 171,409: aims at recognizing the deduction, from the IRPJ and CSLL calculation basis, of expenses assumed by Banco Itaú with the amortization of assets related to the acquisition of the customers portfolio of the Group banks;

•
IRPJ/PDD (Income tax/Allowance for loan losses) – R$ 164,441: reject the Regulatory Instruction (IN) No. 80/93, which reduced the percentage from 1.5% to 0.5% for realization of the Allowance for Loan Losses in base year 1993, calculated by adopting the IN 76/87 and the CMN Resolution 1,748, of August 31, 1990. The bank makes allegations about the impossibility of applying the rule to events occurred in the fiscal year when it was enacted (principle of anteriority). A suspension was awarded for the bank’s appeal, however, the judgment by the Federal Regional Court of the 3rd Region is pending;

•
Levy of social security contributions on non-compensatory amounts – R$ 134,709: administrative and court discussion on the portions that, according to the company's understanding, are not part of contribution salary for social security tax purposes;

•
Differences in the completion of Declaration of Federal Contributions and Taxes (DCTF) – R$ 83,698: required levy of withholding tax (IRRF) arising from the challenge, by the Federal Revenue Services authorities, concerning the completion of DCTF and missing payments (DARF’s);

•
Required the corporate income tax (IRPJ) arising from the offset of losses for 2005, which, according to tax authorities, had been carried out above the balance stated for the Federal Revenue Service, in view of the ex officio changes made to the Corporate Income Tax Declaration (DIPJ) submitted by the taxpayer – R$ 78,964;

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	107

•
Offset of tax loss of companies merged without the 30% limitation – R$ 66,685: assessment notice Assessment notices which discusses the application of a 30% limit when offsetting tax loss carryforwards, in case of merger of company;

•
ITR (Rural tax land) - R$ 63,998: refers to collection of ITR amounts related to farms, received as payment in kind, with arbitrage of calculation basis, due to failure to evidence that a portion of the land is a legal reserve.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, the following are in guarantee of voluntary resources restricted, deposited or recorded in the amount below:

	12/31/2009	12/31/2008
Securities	1,061,189	1,763,977
Deposits in guarantee	3,267,583	2,069,110
Permanent assets (*)	769,392	793,816
(*)
As per article 32 of Law No. 10,522, of July 19, 2002. On April 10, 2007, in the unconstitutionality lawsuit No. 1.976, the Federal Supreme Court ruled unconstitutional the requirement of guarantees for considering voluntary appeals. The company is requesting the cancellation of the pledging of guarantees to the Federal Revenue Service.

The Receivables balance arising from reimbursements of contingencies totals R$ 1,114,192 (R$ 1,095,673 at 12/31/2008) (Note 13a), basically represented by the guarantee in the Banco Banerj privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition from losses on Civil, Labor and Tax Contingencies.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	108

c)	Legal Liabilities - Tax and Social Security and Escrow Deposits for filing Legal Processes - recognized at the full amount being questioned and respective escrow deposits, as follows:

	01/01 to	01/01 to
Change in legal liabilities	12/31/2009	12/31/2008
Opening balance	9,082,558	5,337,557
Balance arising from ITAÚ UNIBANCO Merger on 09/30/2008 and other	189,266	2,644,071
Charges on Taxes	837,118	507,765
Changes in the period reflected in results	1,523,057	676,133
Increase	2,455,170	1,396,134
Reversal (*)	(932,113)	(720,001)
Payment	(4,810,972)	(82,968)
Closing Balance (Note 14c)	6,821,027	9,082,558
(*)
Refers basically to the effects arising from the adhesion to the Cash or Installment Payment of Federal Taxes (Note 12d) and reversal of provision of PIS EC 17/97 x Principles of Anteriority, anteriority over 90 days, and non-retroactivity. From 01/01 to 12/31/2008 refers basically to the reversal of the provision for CPMF on  Lease Operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	109

	01/01 to	01/01 to
Change in escrow deposits	12/31/2009	12/31/2008
Opening balance	4,313,374	2,903,430
Balance arising from the ITAÚ UNIBANCO merger at 09/30/2008 and other	248,380	676,981
Appropriation of income	420,273	261,358
Change in the period	(729,877)	471,605
Deposited	459,168	505,840
Withdrawals	(95,743)	(34,235)
Conversion into income	(1,093,302)	-
Closing balance (Note 13a)	4,252,150	4,313,374

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	110

The main natures of processes are described as follows:

•
PIS and COFINS – R$ 4,427,995, assert the right of paying contributions to PIS and COFINS on revenue, not adopting the provisions of Article 3, paragraph 1, of Law 9,718/98, of November 27, 1998, which established the inappropriate extension of the calculation bases of these contributions. The corresponding escrow deposit totals R$ 872,196;

•
IRPJ and CSLL – R$ 436,331, aimed at rejecting the requirement set forth by Regulatory Instruction 213 of October 7, 2002, in view of its illegality, determining the inclusion of equity in earnings in the calculation of taxable income and the CSLL calculation basis, including that from disposal of investment abroad. The corresponding escrow deposit totals R$ 389,486;

•
CSLL – R$ 444,197, assert the right of paying CSLL at 9%, applicable to companies in general, rejecting the provisions of Article 41 of Law No. 11,727 of June 24, 2008, which sets forth a differentiated rate (15%) for financial institutions, in view of the infraction to the principle of equality. The corresponding escrow deposit totals R$ 186,970;

•
PIS X Constitutional Amendments Nos. 10/96 and 17/97 – R$ 330,928, aimed at rejecting the levy of PIS based on principles of anteriority, anteriority over 90 days and non-retroactivity of Constitutional Amendments Nos. 10/96 and 17/97, and nonexistence of legislation for this period. Successively, aimed at paying PIS over the mentioned period based on Supplementary Law No. 7/70. The corresponding escrow deposit totals R$ 68,035;

•
INSS – R$ 255,323, aimed at rejecting the levy of social security contribution at 15%, as well as an additional rate of 2.5%, on compensation paid to service providers that are individuals and managers, set forth by Supplementary Law No. 84/96, in view of its unconstitutionality, as this contribution has the same taxable year and income tax calculation basis, going against the provisions of Articles 153, item III, 154, item I, 156, item III and 195, paragraph 4, of Federal Constitution. The corresponding escrow deposit totals R$ 279,581;

d)	Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09

ITAÚ UNIBANCO HOLDING and its subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, established by Law No. 11,941, of May 27, 2009. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due before November 30, 2008. The main propositions included in this program were as follows:

•	increase to the PIS and COFINS calculation basis as per paragraph 1 of article 3 of Law No. 9,718 of November 27, 1998, classified as Legal Liability; and

•
levy of IRPJ and CSLL on transactions related to transfer of quotas of companies located abroad for increasing the capital stock of other companies, classified in Contingent Liabilities with possible likelihood of loss;

The net effect in Income was R$ 291,591, recorded in Other Operating Income (Note 22l).

According to the opinion of the legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiary companies are not involved in any other administrative proceedings or lawsuits that may significantly affect the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized through the adoption of statistical models for claims involving small amounts and separate analysis by internal and external legal advisors of other cases, showed that the amounts provided for are sufficient, according to the CMN Resolution No. 3,535 of January 31, 2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	111

NOTE 13 – BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	12/31/2009	12/31/2008
Deferred tax assets (Note 14b I)	25,984,115	25,115,601
Social contribution for offset (Note 14b I)	933,723	1,295,804
Taxes and contributions for offset	4,539,287	3,899,847
Escrow deposits in guarantee for provision for contingent liabilities (Note 12b)	6,599,506	5,102,400
Escrow deposits for legal liabilities – tax and social security (Note 12c)	4,252,150	4,313,374
Escrow deposits for foreign fund raising program	306,656	850,791
Receivables from reimbursement of contingent liabilities (Note 12b)	1,114,192	1,095,673
Receivables from sale of Credicard brand	-	303,706
Sundry domestic debtors	603,639	638,832
Sundry domestic debtors	186,609	181,124
Recoverable payments	42,006	61,813
Salary advances	65,789	66,430
Amounts receivable from related companies	65,607	9,804
Operations with credit granting characteristics	510,853	578,524
Securities and credits receivable	832,937	686,812
(Allowance for other loan losses)	(322,084)	(108,288)
Other	184,700	245,665
Total	45,388,832	43,759,388

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 641,769 (R$ 382,234 at 12/31/2008) and Deferred Tax Assets of R$ 148,292 (R$ 64,005 at 12/31/2008) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	112

b)	Prepaid expenses

	12/31/2009	12/31/2008
Commissions	2,118,280	2,720,569
Related to vehicle financing	1,432,859	2,401,123
Related to insurance and pension plan	491,362	293,094
Other	194,059	26,352
Credit Guarantee Fund (*)	713,906	901,090
Advertising	520,319	371,742
Other	178,559	237,945
Total	3,531,064	4,231,346
(*)
Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	113

c)	Other sundry liabilities

	12/31/2009	12/31/2008
Provisions for contingent liabilities (Note 12b)	7,288,481	7,743,797
Provisions for sundry payments	2,226,440	1,573,438
Personnel provision	911,372	872,783
Sundry creditors - local	773,504	786,977
Sundry creditors - foreign	250,490	294,998
Liabilities for official agreements and rendering of payment services	414,871	630,224
Related to insurance operations	1,227,138	1,176,717
Liabilities for purchase of assets and rights	102,804	18,738
Creditors of funds to be released	362,849	310,358
Funds from consortia participants	153,314	80,210
Provision to cover actuarial deficit (Note 19c)	111,880	118,251
Provision for integration expenditures with ITAÚ UNIBANCO merger (1)	843,546	1,330,800
Provision for health insurance (2)	595,991	530,634
Expenses for lease interests (Note 4i)	109,429	137,043
Other	331,224	214,248
Total	15,703,333	15,819,216
(1)	Provision set up at 12/31/2008 to cover expenditures on communication with customers, adequacy of systems and personnel.
(2)
Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Nota 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	114

d)	Banking service fees

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Asset management	2,249,495	1,967,561
Funds management fees	2,200,973	1,939,974
Consortia management fee	48,522	27,587
Current account services	466,454	300,951
Credit cards	5,816,504	3,018,976
Annual fees	887,224	723,571
Other services	4,929,280	2,295,406
Relationship with stores	4,524,748	1,887,641
Credit card processing	404,532	407,765
Sureties and credits granted	1,323,293	1,243,528
Loan operations	799,031	988,662
Guarantees provided	524,262	254,866
Receipt services	1,204,517	900,588
Collection fees	1,001,541	698,066
Collection services	202,976	202,522
Other	1,394,968	1,217,795
Brokerage	381,322	377,546
Custody services and management of portfolio	156,105	150,896
Economic and financial advisory	226,731	172,180
Foreign exchange services	68,253	72,509
Other services	562,557	444,664
Total	12,455,231	8,649,399

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	115

e)	Income from bank charges

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Loan operations/registration	1,039,809	1,319,250
Deposit account	161,436	92,344
Transfer of funds	118,025	83,413
Service package fees and other	1,452,452	1,059,771
Total	2,771,722	2,554,778

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	116

f)	Personnel expenses

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Compensation	(5,776,244)	(4,378,811)
Charges	(1,854,781)	(1,276,576)
Welfare benefits	(1,450,895)	(1,043,794)
Training	(117,287)	(119,843)
Subtotal	(9,199,207)	(6,819,024)
Severance pay	(23,216)	(146,520)
Labor claims (Note 12b)	(609,807)	(666,596)
Total	(9,832,230)	(7,632,140)

g)	Other administrative expenses

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Data processing and telecommunications	(2,606,077)	(1,901,479)
Depreciation and amortization	(1,305,163)	(779,943)
Facilities	(1,859,001)	(1,162,445)
Third-party services	(2,826,561)	(1,770,099)
Financial system services	(331,807)	(262,104)
Advertising, promotions and publications	(975,419)	(708,132)
Transportation	(409,724)	(302,625)
Materials	(306,819)	(247,918)
Security	(376,834)	(264,807)
Travel expenses	(121,943)	(107,660)
Legal	(26,995)	(43,347)
Other	(446,359)	(370,162)
Total	(11,592,702)	(7,920,721)

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	117

h)	Other operating revenues

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Reversal of operating provisions	429,125	911,272
Contingent assets and liabilities and legal liabilities - Tax and social security (Notes 12b, c and d)	429,125	720,001
Other (*)	-	191,271
Recovery of charges and expenses	241,062	219,471
Other	270,863	378,052
Total	941,050	1,508,795
(*)
From 01/01 to 12/31/2008 comprises R$ 127,111 related to reversal of provision for depreciation exceeding IT equipment and assets and R$ 64,160 arising from a lawsuit for the restauration of undue payments of PIS Gross Operating Income (ROB) exceeding PIS Repique (PIS calculated on income tax payable), for the base periods July/1988 to May/1989. In November/2002, a final and unappealable decision was awarded recognizing the right to credit and in September /2008 the expert computation for settlement of the decision was completed.

i)	Other operating revenues

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Provision for contingencies (Note 12b)	(1,246,952)	(2,234,851)
Civil:	(1,164,952)	(897,556)
Tax and social security	(75,563)	(1,245,111)
Other	(6,437)	(92,184)
Selling - credit cards	(1,415,450)	(651,708)
Claims	(553,356)	(323,698)
Joint venture (*)	(550,000)	-
Amortization of goodwill on investments (Notes 2a and 22I)	(597,039)	(1,543,073)
Integration expenditures with ITAÚ UNIBANCO merger (Notes 13c e 22I)	-	(1,330,800)
Provision for health insurance (Note 13c)	(65,357)	(530,634)
Refund of interbank costs (Note 22m)	(219,693)	(143,095)
Other	(831,748)	(690,529)
Total	(5,479,595)	(7,448,388)
(*) Amount paid on August 28, 2009 to Companhia Brasileira de Distribuição S.A., in order to exclude the obligation of exclusivity of ITAÚ UNIBANCO in the joint venture agreement related to Financeira Itaú CDB S.A. Crédito, Financiamento e Investimento (Note 22l).

j)	Non-operating income

	01/01 to	01/01 to
	12/31/2009	12/31/2008
(-) Sale of investments (Note 22l)	345,372	291,587
MasterCard Inc.	-	82,964
Visa Inc. e Visa Net	345,372	144,287
BM&FBovespa	-	64,336
Allianz Seguros S.A. (*)	24,881	-
Other	60,183	(85,805)
Total	430,436	205,782
(*)  Result achieved with the sale of interest of 14.025% held by Cia. Itaú de Capitalização to Allianz Seguros S.A.

At ITAÚ UNIBANCO, non-operating income is basically composed of Non-operating Equity in Earnings amounting to R$ 18,031,351 arising from the variation of interest in the subsidiary ITAÚ related to the process of merger of ITAÚ and UNIBANCO.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	118

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I -	We show below the Income Tax and Social Contribution due on the operations for the period and on temporary differences arising from additions and exclusions:

	01/01 to	01/01 to
Due on operations for the period	12/31/2009	12/31/2008
Income before income tax and social contribution	20,047,209	(495,696)
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(8,018,884)	197,752

Increase/decrease to income tax and social contribution charges arising from:
Permanent additions (exclusions)	(276,911)	2,131,995
Investments in affiliates	71,183	120,279
Foreign exchange variation on investments abroad	(2,034,185)	1,280,799
Interest on capital	1,478,376	700,248
Dividends, interest on external debt bonds and tax incentives	465,187	450,712
Other	(257,472)	(420,043)
Temporary (additions) exclusions	2,684,686	(1,533,649)
Allowance for loan losses	(2,648,821)	(2,767,250)
Excess (insufficiency) of depreciation of leased assets	2,841,444	2,934,135
Adjustment to market value of trading securities and derivative financial instruments and adjustments from operations in futures markets	142,012	(189,895)
Legal liabilities – tax and social security, contingent liabilities and restatement of escrow deposits	927,709	(562,195)
Realization of goodwill on purchase of investments	1,304,783	(194,679)
Integration expenditures with ITAÚ UNIBANCO merger	196,012	(452,472)
Other	(78,453)	(301,293)

(Increase) offset of tax losses/ social contribution loss carryforwards	(588,327)	(3,590,935)
Expenses for income tax and social contribution	(6,199,436)	(2,794,837)
Related to temporary differences
Increase (reversal) for the period	(1,871,451)	5,029,182
Increase arising from ITAÚ UNIBANCO merger	-	6,130,935
Prior periods increase (reversal)	649,670	1,055,170
Income (expenses) from deferred taxes	(1,221,781)	12,215,287
Total income tax and social contribution	(7,421,217)	9,420,450

II -	Composition of tax expenses:

	01/01 to	01/01 to
	12/31/2009	12/31/2008
PIS and COFINS	(3,347,853)	(1,693,758)
ISS	(497,191)	(361,505)
Other	(392,719)	(280,472)
Total (Note 4o)	(4,237,763)	(2,335,735)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 174,455 (R$ 99,837 from 01/01 to 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	119

III -	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation basis of income tax, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	120

b)	Deferred taxes
I-	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	12/31/2008	12/31/2009	12/31/2008	Realization / Reversal	Increase (2)	12/31/2009
Reflected in income and expense accounts			24,921,860	(8,618,637)	9,608,215	25,911,438
Related to income tax and social contribution loss carryforwards			3,146,964	(961,591)	804,203	2,989,576
Related to disbursed provisions			6,615,676	(3,496,007)	5,866,182	8,985,851
Allowance for loan losses			5,032,128	(2,792,136)	5,587,356	7,827,348
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			429,878	(429,878)	104,543	104,543
Allowance for real estate			89,719	(35,812)	27,105	81,012
Goodwill on purchase of investments			819,597	(168,982)	121,259	771,874
Other			244,354	(69,199)	25,919	201,074

Related to non-disbursed provisions (1)	46,607,317	40,517,743	15,159,220	(4,161,039)	2,937,830	13,936,011
Related to the operation	38,816,317	34,413,743	12,510,280	(3,587,459)	2,937,830	11,860,651
Legal liabilities – tax and social security	6,058,339	5,334,778	1,624,954	(662,218)	1,026,881	1,989,617
Provision for contingent liabilities	6,252,035	6,265,786	2,429,883	(1,066,261)	980,936	2,344,558
Civil	2,401,609	2,303,852	766,379	(403,248)	536,853	899,984
Labor	2,238,153	2,238,841	754,920	(67,486)	156,130	843,564
Tax and social security	1,354,601	1,457,508	834,325	(594,487)	255,715	495,553
Other	257,672	265,585	74,259	(1,040)	32,238	105,457
Adjustments of operations carried out in futures settlement market	55,800	96,475	32,411	(17,935)	14,152	28,628
Goodwill on purchase of investments	19,547,344	16,828,044	6,646,097	(924,562)	-	5,721,535
Provision for integration expenditures with ITAÚ UNIBANCO merger	978,978	843,547	452,472	(165,666)	-	286,806
Provision related to health insurance operations	540,808	595,991	212,254	-	26,142	238,396
Other non-deductible provisions	5,383,013	4,449,122	1,112,209	(750,817)	889,719	1,251,111
Related to provisions in excess of the minimum required not disbursed – allowance for loan losses	7,791,000	6,104,000	2,648,940	(573,580)	-	2,075,360

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)			193,741	(121,064)	-	72,677

Total	46,607,317	40,517,743	25,115,601	(8,739,701)	9,608,215	25,984,115
Social contribution for offset arising from Option foreseen in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			1,295,804	(362,081)	-	933,723
(1)
From a financial point of view, rather than recording the provision of R$ 40,517,743 (R$ 46,607,317 at 12/31/2008) and deferred tax assets of R$ 13,936,011 (R$ 15,159,220 at 12/31/2008), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 25,984,115 (R$ 25,115,601 at 12/31/2008) to R$ 12,048,104 (R$ 9,956,381 at 12/31/2008).

(2)	Includes the amount of R$ 122,977 from the alliance with Porto Seguro (Note 22p).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 148,292 (R$ 64,005 at 12/31/2008) and are basically represented by legal liabilities – tax and social security of R$ 136,444 (R$ 61,215 at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	121

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2008	Realization / Reversal	Increase (*)	12/31/2009
Reflected in income and expense accounts	6,389,759	(118,694)	2,281,773	8,552,838
Depreciation in excess - leasing	5,604,351	-	1,963,527	7,567,878
Taxation of results abroad - Capital gains	20,142	-	15,769	35,911
Adjustments of operations carried out in futures settlement markets	56,552	(21,389)	7,300	42,463
Adjustments to market value of trading securities and derivative financial instruments	101,261	(2,046)	45,325	144,540
Restatement of escrow deposits and contingent liabilities	449,341	-	216,577	665,918
Income on sale of permanent asset items and rights	67,965	(67,965)	-	-
Other	90,147	(27,294)	33,275	96,128
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	18,618	(8,324)	131,227	141,521

Total	6,408,377	(127,018)	2,413,000	8,694,359
(*) Includes the amount of R$ 12.659 from the alliance with Porto Seguro (Note 22p).,

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	122

III-
The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2009, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets				Provision for
	Temporary differences	Tax loss/ social contribution loss carryforwards	Total	Social contribution for offset	deferred income tax and social contribution	Net deferred taxes
2010	6,959,438	466,465	7,425,903	301,902	(510,015)	7,217,790
2011	3,649,493	887,607	4,537,100	292,093	(1,451,742)	3,377,451
2012	3,465,213	618,175	4,083,388	195,582	(1,958,559)	2,320,411
2013	3,171,319	153,384	3,324,703	29,611	(2,347,621)	1,006,693
2014	2,034,954	4,755	2,039,709	7,277	(1,587,372)	459,614
After 2014	3,714,122	859,190	4,573,312	107,258	(839,050)	3,841,520
Total	22,994,539	2,989,576	25,984,115	933,723	(8,694,359)	18,223,479

Present value (*)	20,035,178	2,588,674	22,623,852	829,715	(7,427,499)	16,026,068
(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees, among others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-
In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 2,301,098 is unrecorded (R$ 2,675,844 at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	123

c)  Tax and social security contributions

	12/31/2009	12/31/2008
Taxes and contributions on income payable	1,445,837	1,165,132
Taxes and contributions payable	3,721,921	1,342,297
Provision for deferred income tax and social contribution (Note 14b II)	8,694,359	6,408,377
Legal liabilities – tax and social security (Note 12c)	6,821,027	9,082,558
Total	20,683,144	17,998,364

At ITAÚ UNIBANCO HOLDING the balance of Tax and Social Security Contributions totals R$ 498,980 (R$ 425,506 at 12/31/2008) and is basically comprised of Taxes and Contributions on Income Payable of R$ 18,638 (109,298 at 12/31/2008), Taxes and Contributions Payable of R$ 111,208 (R$ 46,282 at 12/31/2008) and Legal Liabilities of R$ 366,683 (R$ 267,776 at 12/31/2008).

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	124

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company started to take into consideration the interest on capital paid and on the service provision, in addition to that levied on financial operation.

	12/31/2009	12/31/2008
Taxes paid or provided for	14,059,830	7,817,718
Taxes withheld and collected from third parties	8,128,793	6,576,821
Total	22,188,623	14,394,539

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	125

NOTE 15 – PERMANENT ASSETS

a)	Investments

I -  Changes of investments

Companies		Balances at 12/31/2008	Amortization of goodwill	Corporate restructuring and Other	Dividends and interest on capital received (1)	Equity in earnings of subsidiaries	Adjustments in marketable securities of subsidiaries and Other	Balances at 12/31/2009	Equity in earnings of subsidiaries from 01/01 to 12/31/2008
Domestic		57,366,472	(6,336)	788	(11,502,265)	8,050,541	530,265	54,439,465	19,933,921
Itaú Unibanco S.A.		39,496,914	(6,336)	(500,000)	(2,565,596)	5,275,646	461,275	42,161,903	16,339,783	(2)
Banco Itaú BBA S.A.		4,265,628	-	251,392	(1,088,707)	1,465,044	47,242	4,940,599	292,696
Itauseg Participações S.A.		3,483,873	-	-	(77,713)	331,279	8,447	3,745,886	436,559
Banco Itaucard S.A.	(3)	8,449,001	-	249,396	(7,466,185)	578,347	(173)	1,810,386	2,624,453
Itaú BBA Participações S.A.		1,253,036	-	-	(253,006)	384,934	13,473	1,398,437	82,027
Itaú Corretora de Valores S.A.	(3)	418,020	-	-	(51,058)	15,291	1	382,254	158,403
Foreign		2,315,336	(51,409)	-	(17,503)	(319,538)	13,837	1,940,723	607,997
Itaú Chile Holdings, Inc.		1,953,176	(45,242)	-	-	(296,831)	6,969	1,618,072	505,688
Banco Itaú Uruguay S.A.		232,579	(4,712)	-	-	(18,049)	6,868	216,686	51,269
Oca S.A.		91,480	(1,252)	-	(17,436)	(748)	-	72,044	37,802
Oca Casa Financiera S.A.		35,477	(182)	-	-	(3,756)	-	31,539	12,782
Aco Ltda.		2,624	(21)	-	(67)	(154)	-	2,382	511
Itaú Uruguay Directo S.A.	(4)	-	-	-	-	-	-	-	(55)
GRAND TOTAL		59,681,808	(57,745)	788	(11,519,768)	7,731,003	544,102	56,380,188	20,541,918
(1)	Income receivable includes interest on capital receivable;
(2)	Includes non-operating income arising from change in interest (Note 13j);
(3)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(4)	Company dissolved on 11/28/2008.

		Stockholders’	Net income (loss)	Number of shares owned by ITAÚ UNIBANCO HOLDING			Equity share in voting capital	Equity share in capital
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	42,087,958	5,096,067	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,386,664	1,846,925	3,041,104	5,284,526	-	57.55	78.77
Itauseg Participações S.A.	5,582,908	7,682,310	347,022	1,582,676,636	-	-	48.76	48.76
Banco Itaucard S.A.	15,644,884	17,852,162	627,361	3,592,433,657	1,277,933,118	-	1.50	2.02
Itaú BBA Participações S.A.	645,901	1,398,437	392,311	170,647	341,294	-	100.00	100.00
Itaú Corretora de Valores S.A.	516,841	975,656	76,199	-	811,503	-	-	3.58
Foreign
Itaú Chile Holdings, Inc.	312,473	1,301,382	111,209	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	146,765	183,703	(19,142)	1,639,430,739	-	-	100.00	100.00
Oca S.A.	13,448	63,278	6,725	1,502,176,740	-	-	100.00	100.00
Oca Casa Financiera S.A.	17,355	30,266	(1,338)	646	-	-	100.00	100.00
Aco Ltda.	12	2,250	17	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	126

II - Composition of investments

	12/31/2009	12/31/2008
Investment in affiliates	1,191,662	1,354,055
Domestic	277,820	340,346
Allianz Seguros S.A. (Note 13j)	-	141,486
Serasa S.A.	248,745	154,279
Other	29,075	44,581
Foreign	913,842	1,013,709
BPI	913,842	1,010,926
Other	-	2,783
Other investments	1,173,700	1,081,310
Investments through tax incentives	161,446	162,412
Equity securities	8,428	13,340
Shares and quotas	215,274	128,354
Interest in Instituto de Resseguros do Brasil - IRB	229,699	226,149
Other	558,853	551,055
(Allowance for losses)	(178,262)	(177,274)
Total	2,187,100	2,258,091

III - Equity in earnings of affiliates

	01/01 to	01/01 to
	12/31/2009	12/31/2008
Investment in affiliates - Domestic	84,332	42,620
Investment in affiliates - Foreign	84,246	128,596
Equity in earnings of subsidiaries, not arising from net income	9,378	22,316
Total	177,956	193,532

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	127

b) Fixed and intangible assets

	NET	CHANGES				12/31/2009
	BALANCE			DEPRECIATION/			ACCUMULATED
	AT			AMORTIZATION	OTHER		DEPRECIATION/	NET BOOK
	12/31/2008	ACQUISITIONS	DISPOSALS	EXPENSES (4)	(2)	COST	AMORTIZATION	AMOUNT
FIXED ASSETS	4,025,178	1,256,645	(63,310)	(1,126,754)	261,416	10,470,236	(6,117,061)	4,353,175
REAL ESTATE IN USE (1)	2,443,025	227,665	(7,233)	(376,736)	85,260	4,286,573	(1,914,592)	2,371,981
Land	827,642	68,775	(4,827)	-	43,902	935,492	-	935,492
Buildings	689,322	68,690	(16)	(76,513)	163,082	2,273,849	(1,429,284)	844,565
Improvements	926,061	90,200	(2,390)	(300,223)	(121,724)	1,077,232	(485,308)	591,924
OTHER FIXED ASSETS	1,582,153	1,028,980	(56,077)	(750,018)	176,156	6,183,663	(4,202,469)	1,981,194
Installations	167,233	222,695	(944)	(27,277)	17,869	750,705	(371,129)	379,576
Furniture and equipment	358,418	166,083	(25,632)	(112,350)	14,030	779,216	(378,667)	400,549
EDP systems	843,780	579,945	(20,103)	(556,745)	121,552	4,066,836	(3,098,407)	968,429
Other (communication, security and transportation)	212,722	60,257	(9,398)	(53,646)	22,705	586,906	(354,266)	232,640
INTANGIBLE ASSETS	4,132,966	761,712	(57,419)	(1,041,560)	(47,479)	5,198,641	(1,450,421)	3,748,220
RIGHTS FOR ACQUISITION OF PAYROLLS (3)	2,314,427	147,783	(32,679)	(745,341)	-	2,597,749	(913,559)	1,684,190
OTHER INTANGIBLE ASSETS	1,818,539	613,929	(24,740)	(296,219)	(47,479)	2,600,892	(536,862)	2,064,030
Association for the promotion and offer of financial products and services	1,140,329	390,271	(24,740)	(117,810)	-	1,403,583	(15,533)	1,388,050
Expenditures on acquisition of software	380,556	219,989	-	(151,620)	28,766	935,954	(458,263)	477,691
Right to management of investment funds	295,269	498	-	(25,720)	(79,542)	244,920	(54,415)	190,505
Other intangible assets	2,385	3,171	-	(1,069)	3,297	16,435	(8,651)	7,784
GRAND TOTAL	8,158,144	2,018,357	(120,729)	(2,168,314)	213,937	15,668,877	(7,567,482)	8,101,395
(1)	Includes amounts pledged in guarantee of voluntary deposits (Note 12b);
(2)	In Other, R$ 142,079 is included from the full consolidation of Redecard S.A. (Note 2a) and R$ 198,268 from the partnership with Porto Seguro S.A. (Note 22p);
(3)
Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits. The balance basically comprises the agreements entered into with the State Governments of Rio de Janeiro, Goiás and Minas Gerais, and the Municipal Government of São Paulo;

(4)	Amortization expenses of the acquisition of rights to credit payrolls and partnerships are disclosed in the expenses on financial operations.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	128

NOTE 16 – STOCKHOLDERS’ EQUITY

a)     Shares

The A/ESM held on April 24, 2009 resolved on the bônus of 10% in shares. The bonus shares started to be traded from August 28, 2009, date of approval of the related process by the Central Bank of Brazil. As a result, capital was increased by 415,539,656 shares.

Capital started to comprise 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 are common and 2,281,649,744 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 29,000,000 at 12/31/2008), of which R$ 30,883,250 (R$ 24,697,674 at 12/31/2008) refers to stockholders domiciled in the country and R$ 14,116,750 (R$ 4,302,326 at 12/31/2008) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Shares of capital stock at 12/31/2008	2,081,169,523	2,074,227,040	4,155,396,563
Share bonus – ASM/ESM of 04/24/2009 – Carried out on 08/28/2009	208,116,952	207,422,704	415,539,656

Shares of capital stock at 12/31/2009	2,289,286,475	2,281,649,744	4,570,936,219

Treasury shares at 12/31/2008 (1)	-	58,763,000	58,763,000	(1,525,695)
Purchase of shares	2,002	185,460	187,462	(6,979)
Disposals – stock option plan	-	(19,866,148)	(19,866,148)	501,347
Share bonus – ASM/ESM of 04/24/2009 – Carried out on 08/28/2009	200	4,505,995	4,506,195	-

Treasury shares at 12/31/2009 (1)	2,202	43,588,307	43,590,509	(1,031,327)

Outstanding shares at 12/31/2009	2,289,284,273	2,238,061,437	4,527,345,710

Outstanding shares at 12/31/2008 (2)	2,289,286,475	2,217,010,444	4,506,296,919
(1)	Own shares purchased, based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market;
(2)	For better comparability, outstanding shares in the period of 12/31/2008, were adjusted by the bonus carried out on 08/28/2009.

We detail below the costs of shares repurchased in the period, as well as the average cost of treasury shares and their market price at 12/31/2009:

Cost/Market value	Common	Preferred
Minimum	9.65	37.52
Weighted average	9.65	37.52
Maximum	9.65	37.52
Treasury shares
Average cost	9.65	23.66
Market value	30.00	38.69

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	129

b)     Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participated equally, after common shares have received dividends equal to the minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share. The value per share will be maintained according to resolution adopted at the A/ESM held on April 24, 2009, so that total amounts monthly paid by the Company to stockholders will be increased by 10%, from October 1, 2009, date the bonus shares are included in the share position.

I - Calculation

Net income	7,706,907
Adjustments:
(-) Legal reserve	(385,345)
Dividend calculation basis	7,321,562
Mandatory minimum dividends	1,830,390
Unrealized profit reserve	1,642,069
Dividends paid/provided for	3,472,459	47.4%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	1,378,673	(123,309)	1,255,364
Dividends - 11 monthly installments of R$ 0.012 per share paid from February to December 2009	556,611	-	556,611
Interest on capital - R$ 0.20 per share, paid on August 31, 2009	822,062	(123,309)	698,753

Provided for (*)	2,598,765	(381,669)	2,217,096
Dividends - 1 monthly installment of R$ 0.012 per share paid on 01/02/2010	54,310	-	54,310
Interest on capital - R$ 0.1776 per share, credited on 12/30/2009 to be paid until 04/30/2010	804,055	(120,608)	683,447
Interest on capital - R$ 0.384 per share to be paid until 04/30/2010	1,740,400	(261,061)	1,479,339

Total from 01/01 to 12/31/2009 - R$ 0.7917 net per share	3,977,438	(504,979)	3,472,459
Total from 01/01 to 12/31/2008 - R$ 0.7954 net per share	3,205,181	(353,182)	2,851,999
(*) Recorded in Other Liabilities – Social and Statutory.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	130

c)     Capital and revenue reserves

	12/31/2009	12/31/2008
CAPITAL RESERVES	640,759	597,706
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638	356,142	313,089
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	18,771,151	31,192,635
Legal	2,739,915	2,354,570
Statutory:	15,673,305	26,838,065
Dividends equalization (1)	5,964,381	11,487,248
Working capital increase (2)	3,863,903	6,316,062
Increase in capital of investees (3)	5,845,021	9,034,755
Unrealized profits (4)	357,931	2,000,000
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of
(4)	Refers to the excess portion of mandatory minimum dividend in relation to realized portion of net income for 2008, composed of in accordance with article 197 of Brazilian Corporate Law.

d)	Reconciliation of Net Income and Stockholders’ Equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to	01/01 to
	12/31/2009	12/31/2008	12/31/2009	12/31/2008
ITAÚ UNIBANCO HOLDING	7,706,907	20,217,097	63,500,614	58,840,929
Amortization of goodwill for the period	(597,528)	(19,629,773)	(597,528)	(19,629,773)
Amortization of goodwill for prior periods	2,957,122	7,216,052	(12,217,325)	4,455,325
Unrealized income (loss)	107	107	(2,338)	(2,445)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	10,066,608	7,803,483	50,683,423	43,664,036

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	131

e)     Stock option plan

Before the merger, Itaú and Unibanco had stock-option plans.
On April 24, 2009, Itaú’s plan was restructured, and a new program was launched for Itaú Unibanco, also called “Stock Option Plan”. From then on, no stock option will be granted in the prior programs.

I -  Stock Option Plan – New ITAÚ UNIBANCO HOLDING Plan

This program aims at involving the officers in the medium and long-term corporate development process. The options are personal and not transferable, and entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which is acquired for replacement purposes. Such options may only be granted in years in which there are sufficient profits to distribute mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total number of shares to be granted, the eligible officers, the number granted to each officer, the validity of the option series, and the “vesting” and “blackout” periods for exercising the options. Options may be granted to executive officers and Board of Directors members (“Officers”) of ITAÚ UNIBANCO HOLDING and, in exceptional circumstances, to the management of controlled companies or outstanding employees of ITAÚ UNIBANCO HOLDING or the aforementioned companies, and upon the hiring of highly qualified individuals.

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options - subject to a positive or negative adjustment of up to 20% - at the option granting date and restated at the IGP-M until the month prior to the option exercise date. Alternatively, at the Committee’s discretion and by using the performance and leadership evaluation tools, for those executive officers who have potential for outstanding performance, the Committee may offer options which exercise price is to be paid through the performance of positive covenants, supported by the beneficiary’s obligation to invest, in ITAÚ UNIBANCO HOLDING’s shares, the amount of 20% of the net interest in profits and results received in relation to prior year, and keep the ownership of these shares unchanged and without any type of liens from the date shares were granted until its exercise.

This plan has not had any option granted so far.

II - Stock Option Plan – Itaú Plan

Itau’s original plan, also called “Stock Option Plan”, has characteristics similar to the current plan.

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded upon the exercise of options, when the amount received from the option exercise price is recorded in Stockholders’ Equity.

The dilution percentage of the current stockholders' interest, in the event all granted options not yet exercised were exercised by the end of the vesting period, is 0.21% for 2009; 0.23% for 2010; 0.23% for 2011; 0.25% for 2012 and 0.38% for 2013.

The options had the change below, up to December 31, 2009, taking into account the share bonus effects occurred in each period:

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II.I - Total Granted Options

Granting		Vesting period	Exercise	Exercise price restated	Options
No.	Date	until	period until	(R$1)	Granted	Exercised	Cancelled	Not exercised
Closed series					116,743,136	113,645,206	3,097,930	-
9th	03/10/2003	12/31/2007	12/31/2010	7.62	14,682,250	13,473,750	638,000	570,500
9th	05/02/2005	12/31/2007	12/31/2010	7.62	6,187	-	-	6,187
10th	02/16/2004	12/31/2008	12/31/2011	11.52	13,879,111	11,207,744	784,575	1,886,792
11th	02/21/2005	12/31/2009	12/31/2012	16.21	11,044,550	3,571,575	390,775	7,082,200
11th	08/01/2005	12/31/2009	12/31/2012	16.21	27,500	-	-	27,500
11th	08/06/2007	12/31/2009	12/31/2012	16.21	11,357	-	-	11,357
12th	02/21/2006	12/31/2010	12/31/2013	24.12	11,889,625	2,062,741	247,500	9,579,384
12th	05/06/2007	12/31/2010	12/31/2013	24.12	15,867	-	-	15,867
13th	02/14/2007	12/31/2011	12/31/2014	30.72	10,774,775	495,000	58,850	10,220,925
13th	08/06/2007	12/31/2011	12/31/2014	30.72	30,649	-	-	30,649
13th	10/28/2009	12/31/2011	12/31/2014	30.72	45,954	-	-	45,954
14th	02/11/2008	12/31/2012	12/31/2015	35.41	11,637,285	133,100	18,700	11,485,485
14th	05/05/2008	12/31/2012	12/31/2015	35.41	20,625	-	-	20,625
14th	10/28/2009	12/31/2012	12/31/2015	35.41	45,954	-	-	45,954
15th	03/03/2009	12/31/2013	12/31/2016	23.16	17,008,970	149,820	29,370	16,829,780
15th	10/28/2009	12/31/2013	12/31/2016	23.16	45,954	-	-	45,954
16th	08/10/2009	12/31/2010	12/31/2014	27.43	874,167	-	-	874,167
17th	09/23/2009	09/23/2012	12/31/2014	31.69	29,551	-	-	29,551
				Total	208,813,467	144,738,936	5,265,700	58,808,831

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	133

II.II - Change in stock options

	Number	Price (*)
Balance at 12/31/2008	58,888,291	25.34
Options
. Granted	18,050,550
. Cancelled	(29,370)
. Exercised	(18,100,640)
Balance at 12/31/2009	58,808,831	25.11
(*) Weighted average exercise price.

II.III - Exercised options in the period (R$ 1)

Granting	Number of shares	Exercise price (*)	Market value (*)
8th	2,113,402	11.33	27.25
9th	3,667,938	7.64	28.42
10th	7,757,814	11.56	29.25
11th	1,884,175	16.23	32.20
12th	1,911,491	24.11	34.18
13th	482,900	30.61	37.21
14th	282,920	28.93	27.88
Total	18,100,640	13.33	29.87
(*) Weighted average value.

III - Stock Option Plan – Unibanco Plan

This plan, derived from Unibanco, aimed at aligning the commitment of officers with long-term results and reward high performance, in addition to being an instrument to attract, retain and motivate talents, upon the granting of stock options (“Simple Options”). At the Extraordinary Stockholders’ Meeting held in March 2007, stockholders approved the change to the Stock Option Plan Rules – Performance, in order to establish the Program for Partners, according to which the executives selected to participate in such program could invest a percentage of their bonus in the acquisition of Units (“Own Shares”), which should be held by them for a term from 3 to 5 years and would be subject to market fluctuation. Depending on the percentage of the bonus invested for acquisition of Own Shares, a certain number of Unit options was received (“Bonus Options”). The exercise periods of these Bonus Options were from 3 to 5 years. The annual granting of Simple and Bonus Options were limited to 1% of authorized capital, and the total of options granted and not exercised was limited to 10% of this capital.

The fair value of these programs is calculated through the Binomial method for Simple Options and the Black Scholes method for the Plan for Partners.

In the calculation of the program costs the following is considered: number of active executives, number of granted options, number of active options, number of exercised options, expected future option exercise, period between the granting date and vesting period, and projected turnover.

The Extraordinary Stockholders’ meeting of ITAÚ UNIBANCO HOLDING held in April 2009 approved the assumption by ITAÚ UNIBANCO HOLDING of the rights and obligations set forth in the agreements in force signed with the beneficiaries of the Stock Option Plans – Performance, including the responsibility for the grants carried out under this plan.

After this assumption, the beneficiaries of this plan started to be entitled to acquire shares issued by ITAÚ UNIBANCO HOLDING, by using the same exchange ratio used for the merger (purchase option of 1.7391 UBBR11 = purchase option of 1 ITUB4).

The options had the change below, up to December 31, 2009, taking into account the share bonus effects occurred in each period:

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III.I - Total Granted Options – Simple Options

				Exercise period per
Granting		Vesting	Exercise period	ITUB4 (R$) adjusted	Options (ITUB4) (*)
No.	Date	period until	until	(IPCA) (*)	Granted	Exercised	Cancelled	Not exercised
Closed series					12,685,662	8,177,778	4,507,884	-
16th	09/02/2003	09/02/2008	02/25/2010	7.77	3,937,960	2,587,903	1,311,794	38,263
24th	07/19/2004	07/19/2009	07/18/2010	12.16	594,559	565,043	-	29,516
25th	08/04/2004	01/13/2009	05/05/2010	7.07	379,506	50,000	-	329,506
27th	02/01/2005	02/01/2010	01/31/2011	15.31	5,338,354	2,962,562	1,087,899	1,287,893
29th	09/19/2005	09/19/2010	09/18/2011	19.42	75,900	37,950	-	37,950
30th	07/04/2006	07/04/2011	07/03/2012	25.62	158,127	-	-	158,127
33rd	08/30/2006	08/30/2011	08/29/2012	28.37	63,251	-	-	63,251
34th	03/21/2007	03/21/2012	03/20/2013	32.32	227,703	-	-	227,703
35th	03/22/2007	03/22/2012	03/21/2013	32.29	88,550	-	-	88,550
36th	05/14/2008	05/14/2013	05/13/2014	40.17	75,901	-	-	75,901
TOTAL					23,625,473	14,381,236	6,907,577	2,336,660
(*) Reflects the impact of the exchange of UNIT for ITUB4 and share bonus.

III.II – Change in stock options – Simple Options

	Number	Price (*)
Balance at 12/31/2008	9,154,693	9.41
Options:
Impact of exchange of UNIT for ITUB4	(3,890,702)
Exercised	(2,855,650)
Cancelled	(71,680)
Balance at 12/31/2009	2,336,660	18.40
(*) Weighted average exercise price.

III.III – Exercised options in the period (R$ 1) – Simple Options

Granting	Number of shares	Exercise price (*)	Market value (*)
11th	130,717	7.00	30.19
13th	158,590	6.65	27.75
16th	221,382	7.77	30.71
18th	25,300	9.09	26.69
19th	50,600	7.77	27.75
21st	2,580	11.10	29.55
22nd	168,668	10.99	29.85
23rd	42,166	11.09	29.85
24th	366,853	12.06	29.13
25th	50,000	7.07	36.54
27th	1,600,844	15.19	30.66
29th	37,950	19.51	37.90
TOTAL	2,855,650	12.78	30.34
(*) Weighted average value.

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III.IV – Bonus Options

Granting	Exercise	Options (ITUB4)
Date	period until	Granted	Exercised	Cancelled	Not exercised
Closed series		8,160		8,160	-
09/03/2007	09/03/2012	767,755	43,640	39,134	684,981
02/29/2008	09/03/2012	66,948	-	-	66,948
03/03/2008	03/03/2013	932,078	45,434	40,242	846,402
09/03/2008	09/03/2013	1,105,429	57,495	43,581	1,004,353
03/06/2009	03/06/2014	1,697,536	133,581	24,318	1,539,637
06/19/2009	03/06/2014	158,891	-	-	158,891

TOTAL		4,736,797	280,150	155,435	4,301,212

III.V – Change in stock options – Bonus Options

Number
Balance at 12/31/2008	4,902,284
Options:
Impact of exchange of UNIT for ITUB4	(2,083,547)
Exercised	(280,150)
Granted	1,856,427
Cancelled	(93,801)
Balance at 12/31/2009	4,301,212

III.VI – Exercised options in the period (R$ 1) – Bonus Options

Granting	Number of shares	Market value (*)
1st	43,640	28.22
4th	45,434	28.22
5th	57,495	28.22
6th	133,581	28.22
TOTAL	280,150	28.22
(*) Weighted average value.

IV - Effect of the option exercise – Itaú and Unibanco

Amount received for the sale of shares – exercised options	277,808
(-) Cost of treasury shares sold	(501,347)
(+) Write-off of cost recognized of exercised options	154,408
Effect on sale (*)	(69,131)
(*) Recorded in revenue reserves.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	136

NOTE 17 – RELATED PARTIES

a)
Transactions between related parties are disclosed in compliance with CVM Resolution No. 560, of December 11, 2008, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•
ITAÚSA, the main parent company of ITAÚ UNIBANCO HOLDING, its controlling companies and non-financial subsidiaries, especially Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•
Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Manoel Baptista da Silva de Seguridade Social, closed-end private pension entities, that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•
Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE /(EXPENSES)		ASSETS/(LIABILITIES)		REVENUE /(EXPENSES)
	12/31/2009	12/31/2008	01/01 to 12/31/2009	01/01 to 12/31/2008	12/31/2009	12/31/2008	01/01 to 12/31/2009	01/01 to 12/31/2008
Interbank investments	6,851,028	350,485	474,047	78,269	-	-	-	-
Itaú Unibanco S.A.	6,851,028	350,485	474,047	78,269	-	-	-	-
Securities and derivative financial instruments	(1,296)	(1,524)	161	10,146	-	-	-	-
Itaú Unibanco S.A.	(1,296)	(1,524)	161	10,146	-	-	-	-
Deposits	(899,224)	(345,997)	(69,656)	(76,977)	(58,309)	(65,787)	-	-
Duratex S.A.	-	-	-	-	(17,746)	(11,328)	-	-
Itaú Unibanco S.A.	(899,224)	(345,997)	(69,656)	(76,977)	-	-	-	-
ITH Zux Cayman Company Ltd.	-	-	-	-	(40,563)	(54,459)	-	-
Repurchase agreements	-	-	-	-	(48,329)	(126,643)	4,071	(3,888)
Itaúsa Empreendimentos S.A.	-	-	-	-	(47,815)	(44,155)	4,071	(475)
Duratex S.A.	-	-	-	-	-	(15,353)	-	(1,184)
Itaú Gestão de Ativos S.A.	-	-	-	-	(514)	-	-	-
Elekeiroz S.A.	-	-	-	-	-	(58,529)	-	(2,216)
Itautec S.A.	-	-	-	-	-	(8,606)	-	(13)
Amounts receivable from/payable to related parties	1,073	(3,769)	(4,836)	(2,184)	(72,556)	(89,929)	(102,963)	(14,249)
Itaú Corretora de Valores S. A.	(526)	(212)	(4,836)	(2,184)	-	-	-	-
Itaúsa Investimentos S.A.	-	-	-	-	(72,556)	-	(102,963)	-
UBB Prev Previdência Complementar	-	-	-	-	-	(13,242)	-	(2,900)
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-	-	(76,687)	-	(11,349)
Itaú Unibanco S.A.	1,599	(3,557)	-	-	-	-	-	-
Banking service fees	-	-	-	-	-	-	13,500	13,364
Fundação Itaubanco	-	-	-	-	-	-	9,334	6,438
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	2,409	2,068
UBB Prev Previdência Complementar	-	-	-	-	-	-	-	3,664
Itaúsa Investimentos S.A.	-	-	-	-	-	-	1,757	1,194
Rent expenses	-	-	-	-	-	-	(32,032)	(25,700)
Duratex S.A.	-	-	-	-	-	-	-	2,498
Itautec S.A.	-	-	-	-	-	-	-	2,051
Itaúsa - Investimentos Itaú S.A.	-	-	-	-	-	-	(1,411)	(1,386)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-	-	-	(6,529)	(6,005)
Fundação Itaubanco	-	-	-	-	-	-	(24,092)	(22,858)
Donation expenses	-	-	-	-	-	-	(49,939)	(36,565)
Instituto Itaú Cultural	-	-	-	-	-	-	(39,250)	(36,250)
Fundação Itaú Social	-	-	-	-	-	-	(440)	(315)
Instituto Unibanco de Cinema	-	-	-	-	-	-	(9,674)	-
Associação Clube "A"	-	-	-	-	-	-	(575)	-
Data processing expenses	-	-	-	-	-	-	(273,785)	(226,888)
Itautec S.A.	-	-	-	-	-	-	(273,785)	(226,888)
In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated parties, as an integral part of the Agreement for Apportionment of Common Costs of the Itaú Unibanco group, paid, from January 1 to December 31, 2009, the amount of R$ 8,953 (R$ 6,771 from January 1 to December 31, 2008) in view of the use of the common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	137

b)    Compensatin of the Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING officers are as follows:

	12/31/2009	12/31/2008
Compensation	218,157	333,892
Board of directors	11,789	23,595
Officers	206,368	310,297
Profit sharing	224,983	120,602
Board of directors	381	23,321
Officers	224,602	97,281
Contributions to pension plans	24,002	24,584
Board of directors	798	1,027
Officers	23,204	23,557
Stock based compensation - Officers	116,361	102,088
Total	583,503	581,166

Information related to the granting of stock option plan, benefits to employees and post-employment are detailed in Notes 16e, 19a and 19b, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	138

NOTE 18 – MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet, when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (3)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Interbank deposits	17,461,045	26,007,407	17,504,610	26,063,858	43,565	56,451	43,565	56,451
Securities and derivative financial instruments	120,188,564	138,343,875	120,550,985	138,865,674	794,058	383,253	362,421	521,799
Adjustment of available-for-sale securities					415,860	(159,357)	-	-
Adjustment to held-to-maturity securities					378,198	542,610	362,421	521,799
Loan, lease and other credit operations	221,899,091	221,070,983	222,266,177	222,797,893	367,086	1,726,910	367,086	1,726,910
Investments
BM&FBovespa	74,572	74,529	735,256	360,616	660,684	286,087	660,684	286,087
BPI	913,842	1,010,926	902,872	962,529	(10,970)	(48,397)	(10,970)	(48,397)
Parent company					(10,970)	(48,397)	(10,970)	(48,397)
Cetip S.A.	32,163	-	317,327	-	285,164	-	285,164	-
Redecard S.A.	1,560,840	550,778	9,758,075	8,028,738	8,197,235	7,477,960	8,197,235	7,477,960
Serasa S.A.	248,745	154,279	647,705	629,963	398,960	475,684	398,960	475,684
Parent company	164,558	154,279	563,518	629,963	398,960	475,684	398,960	475,684
Minority stockholders (1)	84,187	-	84,187	-	-	-	-	-
Visa Inc.	-	16	-	153,925	-	153,909	-	153,909
Fundings and borrowings (2)	146,372,895	182,598,147	146,458,365	182,222,747	(85,470)	375,400	(85,470)	375,400
Securitization of foreign payment orders	-	3,828,733	-	3,858,636	-	(29,903)	-	(29,903)
Subordinated debt (Note 10f)	22,725,927	23,356,398	22,845,413	23,102,781	(119,486)	253,617	(119,486)	253,617
Treasury shares	1,031,327	1,525,695	1,686,498	1,533,714	-	-	655,171	8,019
Total unrealized					10,530,826	11,110,971	10,754,360	11,257,536
(1)	The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING;
(2)	Funding is represented by interbank and time deposits and funds from acceptance and issuance of securities;
(3)	It does not consider the corresponding tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	139

To obtain the market values for these financial instruments, the following criteria were adopted:

•
Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&F at the balance sheet date, for floating-rate securities.

•
Securities and derivative financial instruments, according to the rules established by Circulars Nos. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.

•
Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).

•	Investments - in BPI, Redecard S.A., BM&F Bovespa S.A., and Visa Inc. are determined based on stock market quotations, and in Serasa S.A. are determined based on the last transaction prices.

•
Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows, discounted at market rates at the closing of BM&F at the balance sheet date;

•
Securitization of foreign payment orders, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.

•
Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places.

•
Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	140

NOTE 19 - BENEFITS TO EMPLOYEES

Under the terms of CVM Resolution No. 371, dated December 13, 2000, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

a)	Supplementary retirement benefits
ITAÚ UNIBANCO HOLDING and its subsidiary companies sponsor the following supplementary retirement plans:

Entity	Benefit plan
Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
Fundação Itaubanco	002 Benefit plan - PB002 (1)
Itaulam Basic Plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity - ACMV (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
(Orbitall/ Credicard Itaú)	Itaú Defined Contribution Plan (2)
Citiprev - Entidade Fechada de Previdência	Redecard Basic Retirement Plan (1)
Complementar	Redecard Supplementary Retirement Plan (2)
Itaubank Sociedade de Previdência Privada	Itaubank Retirement Plan (3)
Unibanco pension plan (3)
UBB-PREV - Previdência Complementar	Basic Plan (1)
IJMS Plan (1)
Fundação Banorte Manoel Baptista da Silva de	Benefit Plan I (1)
Seguridade Social	Benefit Plan II (1)
(1) Defined benefit plan;
(2) Variable contribution plan;
(3) Defined contribution plan.

The basic purpose of the defined benefit and variable contribution plans is to grant a benefit that, as a life annuity benefit (in case of FUNBEP, PREBEG, PB002, BD Itaú, Redecard, UBB Prev and Fundação Banorte, also as survivorship annuities), will supplement the pension paid by social security. In case of the defined contribution plan, the benefit is calculated based on the contributions made and its payment is made for an established period, which does not require actuarial calculation.

All of these plans are closed to new participants. As regards the new employees hired after the closing, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Vida e Previdência S.A.

During the period, the contributions made totaled R$ 51,337 (R$ 44,916 from January 1 to December 31, 2008). The contribution rate increases based on the beneficiary’s salary.

b)	Post-employment benefits
ITAÚ UNIBANCO HOLDING subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 5,383 (R$ 6,658 from January 1 to December 31, 2008). The contribution rate increases based on the beneficiary’s age.

c)	Net amount of assets and actuarial liabilities of the benefit plan:
The net assets and actuarial liabilities, which consider the actuarial obligations, calculated in conformity with the criteria established by CVM Resolution No. 371, dated December 13, 2000, are summarized below:

	12/31/2009	12/31/2008
Net assets of the plans	14,536,891	12,775,978
Actuarial liabilities	(12,090,146)	(11,223,791)
Surplus (*)	2,446,745	1,552,187
(*) According to paragraph 49g of the attachment to CVM Resolution No. 371, of December 13, 2000, the net asset was not recognized.

In addition to the reserves recorded by the plans, the sponsors record provisions in the amount of R$ 111,880 (R$ 118,251 at December 31, 2008) (Note 13c) to cover possible actuarial liabilities.

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d)	Changes in net assets, actuarial liabilities, and surplus

	01/01 to 12/31/2009			01/01 to 12/31/2008
	Assets	Actuarial liabilities	Surplus	Assets	Actuarial liabilities	Surplus
Present value – beginning of the period	12,775,978	(11,223,791)	1,552,187	12,583,353	(9,440,841)	3,142,512
Adjustments in the period (1)	-	(127,661)	(127,661)	-	-	-
Expected return on assets/Cost of current service + interest	1,582,884	(1,044,705)	538,179	1,536,547	(1,164,577)	371,970
Benefits paid	(572,246)	572,246	-	(472,846)	472,846	-
Contributions of sponsors/participants	104,475	-	104,475	66,523	-	66,523
Gains/(losses) in the period (2)	586,123	(212,996)	373,127	(1,051,459)	(909,399)	(1,960,858)
Balance arising from REDECARD at 12/31/2009 (3)	59,677	(53,239)	6,438
Balance arising from ITAÚ UNIBANCO merger at 09/30/2008	-	-	-	113,860	(181,820)	(67,960)
Present value – end of the period	14,536,891	(12,090,146)	2,446,745	12,775,978	(11,223,791)	1,552,187
(1)  Effect corresponding to the reclassification of the option of former employees;
(2)  Gains/(losses) in assets correspond to the actual earnings obtained below the expected return rate of assets;
(3)  It considers minority stockholders (Note 2b).

e)	Main assumptions used in actuarial valuation
	Itaú Unibanco Holding	Redecard
Discount rate	10,24% p.a.	12,00% p.a.
Expected return rate on assets	12,32 % p.a.	12,50 % p.a.
Mortality table (1)	AT-2000	AT-83
Turnover (2)	Itaú Exp. 2003/2004	Mercer Service
Future salary growth	7,12 % p.a.	6,50 % p.a.
Growth of the pension fund and social security benefits	4,00 % p.a.	4,50 % p.a.
Inflation	4,00 % p.a.	4,50 % p.a.
Actuarial method	Projected Unit Credit.(3)	Projected Unit Credit.(3)
(1)
The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

(2)	The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 1.2 % p.a. based on the 2003/2004 experience;
(3)
Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

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NOTE 20 - INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Banco Itaú Argentina S.A.		Itaú Europa Consolidated (2)		Consolidated Cayman (3)		Consolidated Chile (4)		Consolidated Uruguay (5)		Paraguay (6)		Other foreign companies (7)		Foreign consolidated (8)
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Assets
Current and long-term receivables
Cash and cash equivalents	975,741	5,834,627	98,484	159,958	1,865,208	1,848,939	2,389,774	2,405,494	317,197	825,955	465,356	1,110,001	107,724	172,137	591,888	199,618	4,885,458	10,146,328
Interbank investments	13,349,565	16,540,092	221,025	184,914	2,529,815	3,974,003	4,225,270	4,925,571	162,680	158,044	371,969	354,099	63,925	112,107	102,723	263,219	15,155,634	19,555,194
Securities	16,568,093	28,060,816	196,342	73,894	1,648,279	2,907,495	4,155,728	5,227,660	1,783,635	2,064,262	512,677	91,032	419,865	404,631	175,437	147,518	23,348,026	36,528,208
Loan, lease and other credit operations	9,560,637	14,827,855	1,098,976	1,536,255	5,070,761	6,783,554	266,990	450,912	7,468,891	8,282,023	1,190,025	1,538,749	939,708	1,070,429	-	478,225	25,492,713	34,325,855
Foreign exchange portfolio	11,019,266	1,608,066	38,953	41,495	15,933,855	9,105,329	700,814	1,697,740	421,111	117,601	44,465	52,329	32,774	-	-	-	24,711,897	12,519,229
Other assets	293,555	1,464,073	403,917	451,309	231,593	290,798	456,741	791,516	416,834	308,627	460,860	81,223	341,372	281,144	72,388	58,208	2,642,355	3,723,446
Permanent assets
Investments	-	-	4,523	8,048	466,379	520,824	38,473	50,572	1,043	805	352	363	529	665	487,739	532,538	918,078	1,020,798
BPI	-	-	-	-	466,060	515,572	-	-	-	-	-	-	-	-	447,782	495,354	913,842	1,010,926
Other investments	-	-	4,523	8,048	319	5,252	38,473	50,572	1,043	805	352	363	529	665	39,957	37,184	4,236	9,872
Fixed and intangible assets	27,355	38,316	56,592	69,340	203,826	309,289	34	488	166,462	154,010	21,365	25,887	18,171	22,025	5,244	7,340	499,098	626,693
Total	51,794,212	68,373,845	2,118,812	2,525,213	27,949,716	25,740,231	12,233,824	15,549,953	10,737,853	11,911,327	3,067,069	3,253,683	1,924,068	2,063,138	1,435,419	1,686,666	97,653,259	118,445,751

Liabilities
Current and long-term liabilities
Deposits	17,931,847	22,719,709	1,575,884	1,954,888	7,312,365	9,699,613	2,249,976	3,830,268	7,028,916	7,709,495	2,341,398	2,424,958	1,571,940	1,697,017	4	76,743	31,922,883	40,760,614
Demand deposits	3,861,179	5,185,889	421,533	546,269	2,817,545	2,405,316	1,136,547	2,061,307	1,355,436	1,139,294	1,179,276	1,277,131	535,609	568,637		-	8,641,843	9,998,526
Savings deposits	-	-	405,482	417,981	-	-	-	-	-	-	738,208	757,770	708,739	725,263	-	-	1,852,429	1,901,013
Interbank deposits	1,741,898	136,566	33,657	9,408	1,273,070	798,462	295,951	1,136,009	23	47	68,907	41,262	83,858	153,876	-	-	1,329,922	774,728
Time deposits	12,328,770	17,397,254	715,212	981,230	3,221,750	6,495,835	817,478	632,952	5,673,457	6,570,154	355,007	348,795	243,734	249,241	4	76,743	20,098,689	28,086,347
Deposits received under securities repurchase agreements	712,504	2,474,111	125,799	28,154	-	205,471	1,131,707	1,158,657	217,263	427,016	-	-	-	-	-	-	1,575,531	3,641,478
Funds from acceptance and issuance of securities	1,295,950	2,965,795	-	-	1,889,019	2,433,102	2,389,432	944,942	367,903	496,031	-	-	-	-	-	-	5,915,411	6,781,666
Borrowing	9,110,794	16,552,380	13,060	68,950	834,813	1,712,433	28,023	-	850,639	960,837	6,872	12,017	13,152	22,077	55,592	9,307	10,725,335	19,151,106
Derivative financial instruments	979,963	3,924,690	1,067	13,016	227,355	167,535	772,322	1,233,097	164,094	330,290	-	-	-	-	-	-	1,095,479	4,026,425
Foreign exchange portfolio	10,995,761	1,665,169	38,941	41,180	15,962,406	9,128,472	705,612	1,702,763	420,545	110,401	23,205	50,644	33,348	-	-	-	24,700,477	12,595,297
Other liabilities	1,946,228	7,551,963	191,676	172,497	160,374	808,869	826,588	2,929,250	386,730	285,598	416,097	433,914	58,696	67,998	68,349	62,397	3,973,342	11,746,344
Deferred income	1,764	33,868	-	-	15,260	20,205	346	636	264	306	-	-	88	45	5,312	-	23,034	55,060
Minority interest in subsidiaries	-	-	-	-	42	189	-	-	118	110	-	19	-	-	9	7	237	327
Stockholders’ equity
Capital and reserves	7,932,296	9,977,876	169,928	225,905	1,499,073	1,400,218	4,141,288	3,714,032	1,190,172	1,447,645	293,235	249,705	155,960	247,408	1,259,258	1,504,066	16,556,845	18,825,754
Net income	887,105	508,284	2,457	20,623	49,009	164,124	(11,470)	36,308	111,209	143,598	(13,738)	82,426	90,884	28,593	46,895	34,146	1,164,685	861,680
Total	51,794,212	68,373,845	2,118,812	2,525,213	27,949,716	25,740,231	12,233,824	15,549,953	10,737,853	11,911,327	3,067,069	3,253,683	1,924,068	2,063,138	1,435,419	1,686,666	97,653,259	118,445,751
Statement of income
Income from financial operations	2,294,456	1,854,370	266,728	372,105	709,631	643,453	223,158	283,817	649,574	1,050,108	86,111	198,511	165,147	55,366	(8)	35,228	4,105,135	4,284,998
Expenses on financial operations	(1,119,627)	(1,063,863)	(82,529)	(141,427)	(584,162)	(457,716)	(225,438)	(184,561)	(206,160)	(582,616)	(12,858)	(18,057)	(34,670)	(10,556)	(1,652)	(2,360)	(2,177,885)	(2,252,713)
Result of allowance for loan losses	(255,046)	(73,170)	(21,396)	(3,310)	(2,229)	(30,487)	-	6	(157,866)	(131,685)	(4,953)	(7,776)	(14,393)	(5,121)	-	6	(455,884)	(251,537)
Gross income from financial operations	919,783	717,337	162,803	227,368	123,240	155,250	(2,280)	99,262	285,548	335,807	68,300	172,678	116,084	39,689	(1,660)	32,874	1,471,366	1,780,748
Other operating revenues/expenses	(3,122)	(37,624)	(150,997)	(184,223)	(34,878)	(29,433)	4,639	(15,078)	(145,517)	(179,266)	(74,916)	(66,001)	(27,323)	(8,072)	85,976	32,595	(142,745)	(629,972)
Operating income	916,661	679,713	11,806	43,145	88,362	125,817	2,359	84,184	140,031	156,541	(6,616)	106,677	88,761	31,617	84,316	65,469	1,328,621	1,150,776
Non-operating income	3,343	(4,188)	1,244	4,024	(445)	326	133	-	(2,296)	5,957	8,174	3,718	10,277	26	(210)	45	19,622	10,013
Income before taxes on income and profit sharing	920,004	675,525	13,050	47,169	87,917	126,143	2,492	84,184	137,735	162,498	1,558	110,395	99,038	31,643	84,106	65,514	1,348,243	1,160,789
Income tax	(32,899)	(167,241)	(10,593)	(21,869)	(25,278)	49,588	(1,514)	(30,481)	(26,512)	(18,875)	(15,296)	(27,968)	(8,154)	(3,050)	(17,804)	(16,535)	(138,044)	(236,432)
Statutory participation in income	-	-	-	(4,677)	(13,633)	(11,605)	(12,448)	(17,395)	-	-	-	-	-	-	(19,409)	(14,832)	(45,498)	(48,508)
Minority interest in subsidiaries	-	-	-	-	3	(2)	-	-	(14)	(25)	-	(1)	-	-	2	(1)	(16)	(14,169)
Net income (loss)	887,105	508,284	2,457	20,623	49,009	164,124	(11,470)	36,308	111,209	143,598	(13,738)	82,426	90,884	28,593	46,895	34,146	1,164,685	861,680
(1)
Itaú Unibanco S.A. - Grand Cayman, New York, Tokyo and Nassau Branch, Banco Itaú-BBA S.A. - Nassau Branch, Banco Itaú-BBA S.A. - Uruguay Branch, Itaú Unibanco Holding S.A. - Grand Cayman Branch and Unibanco Grand Cayman Branch;

(2)
BIEL Holdings AG, IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú Europa Luxembourg Advisory Holding Company S.A.,Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A.,Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa Fund Management Company, S.A. (dissolved on 07/31/2009), BIEL Fund Management Company S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Bie Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Unibanco - União de Bancos Brasileiros (Luxembourg) S.A. (merged on 07/31/2009), Itaú Madeira Investimentos, SGPS, Ltda, BIE Directors, Ltd, BIE Nominees, Lda, and only on 12/31/2009, Brazcomp 1 Limited, Fin Trade, Kennedy Director International Services S.A., Federal Director International Services, S.A., Bay State Corporation Limited Cape and Ann Corporation Limited;

(3)
BFB Overseas N.V., BFB Overseas Cayman, Ltd., Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Unicorp Bank & Trust Ltd., Unibanco Securities, Inc, UBB Holding Company, Inc., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd. and Rosefield Finance Ltd.;

(4)
Itaú Chile Holdings, Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, and Itaú Chile Compañia de Seguros de Vida S.A.;

(5)	ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A, Itaú Uruguay Directo S.A.(dissolved on 11/28/2008) and Unión Capital AFAP S.A;
(6)	Interbanco S.A;
(7)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Itaú Asset Management S.A., Sociedad Gerente de Fondos Comunes de Inversión, Zux Cayman Company Ltd., Zux SGPS, Lda,, Agate SARL, Topaz Holding Ltd., Itaú USA Inc, Itaú International Investment LLC, ITrust Servicios Financieros S.A., Albarus S.A., Banco Del Paraná S.A., Amethyst Holding Ltd., Garnet Corporation, Itaú Securities Holding (new name of Zircon Corporation), Spinel Corporation, Tanzanite Corporation, Itaú Sociedad de Bolsa S.A., Peroba Ltd. (dissolved on 07/31/2009), Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaú USA Securities, Inc., Itaú Middle East Securities Limited, Unipart B2B Investments, S.L., Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V. and only on 12/31/2009 Itau UK Securities Ltd;

(8)	Information on foreign consolidated presents balances net of eliminations from consolidation.

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NOTE 21 – RISK MANAGEMENT

Risk management is considered an essential tool for optimizing the use of capital and selecting the best business opportunities, in order to obtain the best risk and return ratio for its stockholders, being performed by ITAÚ UNIBANCO HOLDING through its Management Committees. The risk appetite management is centralized in one of these committees, being responsible for releasing general policies and the consolidated risk assessment, whereas the operational management is carried out by committees specific to each type of risk that establish parameters to be followed by the business areas, which in turn are monitored independently by the control area.

This process is continuous, permanently reviewed and supports the Group’s strategies.

Further details on the risk control process can be found on the website (www.itau-unibanco.com.br/ri), in the following route: Corporate Governance/Risk Management.

I  –  Market Risk

This is the risk associated with the probability that a variation in the value of assets and liabilities, caused by uncertainties about changes in prices and market rates, incurs losses for the company.

The risk control process starts with the setting of limits, approved by the Management Committee responsible for the market risk management, based on the risk appetite and financial capacity of each main unit. The market risk is controlled by the centralized risk control area, which carries out daily measurement, assessment and report activities by way of control units set in the Legal Entities.

Additionally, it carries out the consolidated monitoring, assessment and report of market risk information, aiming at providing input for the Management Committee’s follow-up and compliance with the Brazilian regulatory body.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

Value at Risk (VaR)

The risk assessment process quantifies the exposure to and the appetite for risk using the risk limits based on statistical criteria (VaR Statistical: level of confidence at 99% - is a statistical measure that estimates the expected maximum potential economic loss under regular market conditions, taking into consideration the time period and confidence level), Stress simulations (Var Stress – is a measure that estimates the loss under extreme market conditions based on stress scenarios) and allocated economic capital.

The transactions of commercial bank activities and strategic positions are managed using assessments of economic risk and simulations of accounting exposures. Directional trading operations (operations aimed at finding the best market options, in order to take advantage of imperfections in the definition of prices and rates, in relation to the company's expectations), performed by proprietary desks, are mainly controlled by VaR Stress measures and loss prevention limits.

The limits and exposure to market risks are relatively low as compared to the company’s stockholders’ equity, according to the diversified management of risks. In December 2009 the Total VaR Global of ITAÚ UNIBANCO HOLDING was R$ 87 million (R$ 158 million in September 2009).

Susceptibility of portfolio in relation to market risk factors

In compliance with CVM Instruction No. 475 of December 17, 2008, Itaú Unibanco Holding carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed (Note 7j). Each market risk factor was subject to a sensitivity level, with shock applications in approximately 25% (scenario II) and approximately 50% (scenario III), and the biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure in derivatives under exceptional scenarios.

In accordance with the operations classification criteria set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07 and in the New Capital Accord – Basel II, the analysis was fully applied to the trading and banking portfolios, which exposures will have significant impacts on the company’s current result.

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The outcome of the sensitivity analysis, with correlation effects among the risk factors in the trading portfolio and net of tax effects, points out to a mark-to-market sensitivity of R$ 432 million and R$ 822 million for those scenarios with variations of 25% and 50%, respectively. In the consolidated portfolio (trading + banking), sensitivity is R$ 1,299 million and R$ 2,465 million for those scenarios with variations of 25% and 50%, respectively.

The sensitivity analyses shown in this report do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses.

The method, parameters and assumptions are in the Management Discussion and Analysis Report (www.itau-unibanco.com.br/ri).

ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy, based on BACEN’s guidelines and the Basel Committee’s concepts, is a set of principles that drive its strategy towards control and management of market risk of all Business Units and Legal Entities of the Group. It is in the website (www.itau-unibanco.com.br/ri) in the route: Corporate Governance/Regulations and Policies/Market Risk Management Policy.

II – Credit Risk

This is the risk of a debtor or borrower failing to fulfill the financial obligations of any agreement with the organization, or alternatively, failing to fulfill any agreed-upon provisions.

ITAÚ UNIBANCO HOLDING’s management is performed with the objective of maximizing the risk and return ratio of its assets, maintaining the credit portfolio quality at levels appropriate to the market segments in which it is operating. The strategy is aimed at creating value to its stockholders at levels higher than the minimum return value adjusted to risk.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and the portfolio development analysis, the registered default levels, the incurred return rates, the portfolio quality and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities. In retail, decisions are made based on scoring models that are continuously followed up by evaluating the result of their application in groups to which credits were granted. In wholesale, the several committees are subordinated to the Management Committee responsible for the credit risk management through a structure of approval levels that ensures the detailed observation of transaction risk, as well as the necessary timing and flexibility of its approval.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING determines a provision level commensurate with the risk incurred in each operation through analyses that consider the aspects which determine the client’s credit risk. For each operation, the assessment and rating of the client/economic group, the operation rating, and status of the operation default are taken into account.

Additionally, ITAÚ UNIBANCO HOLDING recognizes a provision to cover possible additional losses that may arise due to any reversal of the economic cycle. This provision is usually quantified based on the historic behavior of credit portfolios in economic crisis situations (Note 8c)

The set of exposures, probabilities of default and the expected recovery of transactions are included in a capital model that calculates for extreme situations the Group’s capital requirement at a safety level of 99.99%.

III – Operational Risk

It is defined as the possibility of occurring losses resulting from flaw, deficiency or inadequacy of internal processes, people and systems, or external events.

Itaú Unibanco Holding S.A. – Complete Financial Statements - December 31, 2009	145

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but requires now a specific structure, different from those traditionally adopted for credit and market risks.

In line with the principles of CMN Resolution No. 3,380, of June 29, 2006, ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Audit Committee and ratified by its Board of Directors, to be followed by its local and foreign subsidiaries.

The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to management in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, monitoring, control, mitigation and communications related to operational risks, and the roles and responsibilities of the bodies that participate in this structure.

The Central Bank of Brazil's legislation compelling financial institutions to allocate capital for operational risk came into effect as from July 1, 2008. ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

In addition to regulatory capital, ITAÚ UNIBANCO HOLDING already used the managerial model of economic assessment by business line with the quantification of operational risks incurred through statistical models that enables the recognition of a provision for expected losses and capital allocation for unexpected losses (VaR at a confidence level of 99.9%).

The description of the structure for the operational risk management is available on the website (www.itau-unibanco.com.br/ri), in the route: Corporate Governance/Regulations and Policies/Operational Risk Management Policy.

IV – Liquidity Risk

It is the risk of the company not having sufficient liquidity to meet its financial obligations, as a result of the mismatching of terms or volumes between scheduled receipts and payments.

For managing cash liquidity in local and foreign currency, the company makes assumptions about future disbursements and receipts, based on statistical and economic and financial models, daily monitored by the control and liquidity management areas. As part of the daily controls, limits for minimum cash and liabilities concentration are established to anticipate actions to ensure comfortable and profitable cash levels.

V – Subscription Risk

It is the risk of variation in actuarial assumptions used in insurance, pension plan and capitalization products, which may cause changes in the reserves required for such products.

Analogous to Basel II, the International Association of Insurance Supervisors (IAIS) instructs that insurance companies should have a risk management system to supplement the system of minimum capital and solvency margin.

ITAÚ UNIBANCO HOLDING has been using models for managing its insurance operations since 2006 and anticipated the capital allocation legislation, SUSEP Resolution No. 178, which privileges institutions to adopt the internal models of risk management. The comprehensiveness of internal models goes beyond the lines set forth by the regulatory body, and practically includes the whole universe of insurance-related products.

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NOTE 22 - ADDITIONAL INFORMATION

a)
Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee its valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to foreign currency were:

	12/31/2009	12/31/2008
Permanent foreign investments	17,721,530	19,687,434
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(31,723,239)	(36,576,146)
Net foreign exchange position	(14,001,709)	(16,888,712)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)
Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2009	12/31/2008	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Investment funds	258,329,208	200,487,712	258,329,208	200,487,712	1,695	1,860
Fixed income	228,358,327	184,954,842	228,358,327	184,954,842	1,384	1,603
Shares	29,970,881	15,532,870	29,970,881	15,532,870	311	257
Managed portfolios	140,328,669	90,278,983	75,539,923	57,764,090	16,664	10,366
Customers	76,356,906	68,216,005	62,963,139	49,390,053	16,584	10,318
Itaú Group	63,971,763	22,062,978	12,576,784	8,374,037	80	48
TOTAL	398,657,877	290,766,695	333,869,131	258,251,802	18,359	12,226
(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

e)	Funds of consortia

	12/31/2009	12/31/2008
Monthly estimate of installments receivable from participants	40,133	32,948
Group liabilities by installments	2,435,212	2,052,870
Participants – assets to be delivered	2,273,924	1,900,185
Funds available for participants	277,100	250,459
(In units)
Number of managed groups	657	679
Number of current participants	127,531	108,383
Number of assets to be delivered to participants	75,160	57,075

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e)
Fundação Itaú Social -ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Itaú Social Program”; and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

Donations made by the consolidated companies totaled R$ 440 (R$ 315 at 12/31/2008) in the period, and the Foundation’s social net assets totaled R$ 499,963 (R$ 463,248 at 12/31/2008). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)
Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 39,250 (R$ 36,250 from January 1 to December 31, 2008).

g)
Instituto Unibanco - ITAÚ UNIBANCO HOLDING and subsidiaries sponsor Instituto Unibanco, an institution whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)
Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen art films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil. During the period from January 1 to December 31, 2009, the consolidated companies donated the amount of R$ 9,674.

i)
Associação Classe “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Classe “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2009, the consolidated companies donated the amount of R$ 575.

j)
Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

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k)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	12/31/2009	12/31/2008	01/01 to 12/31/2009	01/01 to 12/31/2008
Unibanco Participações Societárias S.A.	1,118,000	1,078,137	(58,943)	(68,999)
Itau Bank, Ltd. (*)	687,711	930,575	-	-
Banco Itaú Europa S.A.	-	-	-	(104,594)
Redecard S.A. (Note 2a)	713,444	-	(704,837)	-
Itaú BBA Participações S.A.	-	-	-	(60,185)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	171,797	85,994	(20,433)	4,199
Itaú XL Seguros Corporativos S.A.	123,265	106,572	(21,891)	(6,673)
Biu Participações S.A.	80,766	-	(22,681)	-
Itaú Gestão de Ativos S.A.	60,040	59,820	(289)	1,114
Biogeração de Energia S.A.	29,212	25,504	(6,305)	(3,533)
Investimentos Bemge S.A.	16,446	15,945	(1,231)	(1,049)
Três "B" Empreendimentos e Participações Ltda.	-	70,201	(10,852)	(7,834)
Other	539,320	145,980	(16,551)	(18,835)
Total	3,540,001	2,518,728	(864,013)	(266,389)
(*)
Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072 thousand, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

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l)	Exclusion of nonrecurring effects net of tax effects

	ITAÚ UNIBANCO			ITAÚ UNIBANCO CONSOLIDATED
		01/01 to	01/01 to	01/01 to	01/01 to
	2ndHalf of 2009	12/31/2009	12/31/2008	12/31/2009	12/31/2008
Sale of investments	16,421	228,073	232,673	228,073	232,673
Visa Inc. and Visa Net	-	211,652	-	211,652	-
Allianz	16,421	16,421	-	16,421	-
BM&F Bovespa	-	-	42,462	-	42,462
Visa, Inc.	-	-	95,229	-	95,229
Mastercard, Inc.	-	-	54,756	-	54,756
Banco de Fomento de Angola (Investment which was held by BPI)	-	-	40,226	-	40,226
Program for Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09 (Note 12d)	291,591	291,591	-	291,591	-
Itaú Unibanco x CBD joint venture (Note 13i)	(363,000)	(363,000)	-	(363,000)	-
Provision for contingencies – economic plans	(81,318)	(191,129)	(174,057)	(191,129)	(174,057)
Sale and adjustments to market value of shares of Banco Comercial Português S.A. held BPI	-	-	(29,279)	-	(29,279)
Amortization of goodwill (*)	-	-	-	(389,538)	(222,761)
Effects of adoption of Law No. 11,638	-	-	(135,708)	-	(135,708)
Stock based compensation	-	-	(102,088)	-	(102,088)
Lease	-	-	(33,620)	-	(33,620)
Effect arising from ITAÚ UNIBANCO	-	-	18,031,351	-	5,183,211
Non-operating equity in earnings	-	-	18,031,351	-	18,031,351
Amortization of goodwill	-	-	-	-	(12,848,140)
Provision for integration expenditures - ITAÚ UNIBANCO (Note 13i)	-	-	(888,358)	-	(888,358)
Equalization of criteria ITAÚ UNIBANCO	-	-	(1,413,696)	-	(1,413,696)
Non-technical provision for health insurance	-	-	(350,218)	-	(350,218)
Technical provision for insurance and pension plan	-	-	(193,058)	-	(193,058)
Allowance for loan losses – adjustment to the minimum required by Resolution No. 2,682	-	-	(215,820)	-	(215,820)
Provisions for contingent liabilities and legal liabilities	-	-	(261,794)	-	(261,794)
Other	-	-	(392,806)	-	(392,806)
Additional allowance for loan losses	-	-	(3,089,436)	-	(3,089,436)
Other nonrecurring events	-	-	80,520	-	(29,982)
Total	(136,306)	(34,465)	12,614,010	(424,003)	(567,393)
(*)	Basically refers to the REDECARD operation (Note 2a).

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m)
Reclassifications for comparison purposes – The Company reclassified the balances as of December 31, 2008, for financial statements comparisons purposes, in view of the regrouping of the following headings: in the Balance Sheet, the reclassification of operation costs incurred from Prepaid Expenses to Subordinated Debt, the reclassification of operations with credit card issuing banks, from Other Receivables – Income Receivable to Transactions with Credit Card Issuers and Other Liabilities – Credit Card Operations; and the reclassification of Reinsurance operations from Technical Provisions of Insurance, Pension Plan and Capitalization to Other Receivables and Other Assets, in order to comply with SUSEP requirements. In Statement of Income, the reclassification of amounts related to recovery of interbank costs in Banking Service Fees and Other Administrative Expenses to Other Operating Expenses, based on recent changes to the by-laws and regulation of the Interbank Payment Chamber (CIP); and in view of the change in the criteria to distribute the effects of foreign exchange variation on foreign investments (Note 2b).

	Prior disclosure	Reclassification	Reclassified balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	622,570,413	4,206,242	626,776,655
OTHER RECEIVABLES	103,844,559	3,770,342	107,614,901
Income receivable	2,191,456	(1,057,417)	1,134,039
Transactions with credit card issuers	-	5,100,494	5,100,494
Insurance premiums receivable	2,046,289	(2,046,289)	-
Receivables from insurance and reinsurance operations	-	3,646,249	3,646,249
Other	45,632,083	(1,872,695)	43,759,388
OTHER ASSETS	4,650,171	435,900	5,086,071
Unearned premiums of reinsurance	-	500,789	500,789
Prepaid expenses	4,296,235	(64,889)	4,231,346
PERMANENT ASSETS	10,157,990	267,580	10,425,570
FIXED ASSETS	4,047,338	(22,160)	4,025,178
Real estate in use	4,361,404	(10,380)	4,351,024
Other fixed assets	6,010,350	(11,780)	5,998,570
INTANGIBLE ASSETS	3,843,226	289,740	4,132,966
Other intangible assets	2,062,668	289,740	2,352,408
TOTAL ASSETS	632,728,403	4,473,822	637,202,225

CURRENT AND LONG-TERM LIABILITIES	586,314,534	4,473,822	590,788,356
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITAL	41,573,543	1,608,541	43,182,084
OTHER LIABILITIES	134,145,469	2,865,281	137,010,750
Tax and social security	19,502,652	(1,504,288)	17,998,364
Credit card operations	14,584,368	4,527,377	19,111,745
Subordinated debt	22,464,616	(38,793)	22,425,823
Sundry	15,938,232	(119,015)	15,819,217
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	632,728,403	4,473,822	637,202,225

STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS	64,740,522	(8,309,499)	56,431,023
Loan, lease and other credit operations	43,407,789	(5,516,193)	37,891,596
Securities and derivative financial instruments	16,607,471	(2,708,285)	13,899,186
Compulsory deposits	1,417,028	(85,021)	1,332,007
EXPENSES ON FINANCIAL OPERATIONS	(41,307,286)	8,243,629	(33,063,657)
Money market	(33,269,740)	6,439,494	(26,830,246)
Borrowings and onlending	(6,196,129)	1,804,135	(4,391,994)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,433,236	(65,870)	23,367,366
RESULT OF LOAN LOSSES	(12,991,215)	45,610	(12,945,605)
Expense for allowance for loan losses	(14,330,381)	50,668	(14,279,713)
Income from recovery of credits written off as loss	1,339,166	(5,058)	1,334,108
GROSS INCOME FROM FINANCIAL OPERATIONS	10,442,021	(20,260)	10,421,761
OTHER OPERATING REVENUES (EXPENSES)	(11,134,143)	10,904	(11,123,239)
Banking service fees	8,884,501	(235,102)	8,649,399
Personnel expenses	(7,639,250)	7,110	(7,632,140)
Other administrative expenses	(8,353,594)	432,873	(7,920,721)
Tax expenses	(2,345,649)	9,914	(2,335,735)
Equity in earnings of affiliates	353,762	(160,230)	193,532
Other operating revenues	1,531,979	(23,184)	1,508,795
Other operating expenses	(7,427,911)	(20,477)	(7,448,388)
NON-OPERATING INCOME	205,206	576	205,782
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	(486,916)	(8,780)	(495,696)
INCOME TAX AND SOCIAL CONTRIBUTION	9,411,670	8,780	9,420,450
Due on operations for the period	(2,654,568)	(140,269)	(2,794,837)
Related to temporary differences	12,066,238	149,049	12,215,287
NET INCOME	7,803,483	-	7,803,483

n)	Profit sharing - Employees - Law No. 10,101 of December 19, 2000 – According to the conditions approved in the collective bargaining agreement, profit sharing involved the following amounts:

	12/31/2009	12/31/2008
Profit sharing	2,260,084	1,177,190
Net effects	(769,354)	(429,440)
Profit sharing net of tax effects	1,490,730	747,750

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o)	Laws Nos. 11,638 and 11,941

Laws Nos. 6,404/76, of December 15, 1976, and 6,385, of December 7, 1976, were amended by Laws Nos. 11,638, of December 28, 2007, and 11,941, of May 27, 2009, on aspects related to accounting practices, preparation and disclosure of financial statements, effective as from January 1, 2008. The Law sets forth that the rules issued by CVM shall be prepared in conformity with international accounting standards.

The main changes arising from the Law are already included in these financial statements, including CVM regulations that do not conflict with those of BACEN’s, such as: disclosure on related parties, transaction costs, and premium on issuance of securities, statement of added value and share-based payment.

However, the standards below still await BACEN’s regulation to come into effect:

•	Effects on changes in foreign exchange rates and conversion of financial statements;

•	Adjustment to present value of long-term asset and liability operations, and of significant short-term operations.

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p) Alliance with Porto Seguro

The amounts related to the transfer of assets and liabilities of ITAÚ UNIBANCO HOLDING and proportional consolidation of PORTO SEGURO (30%), and the respective effects on the Consolidated Statement of Income are as follows:

BALANCE SHEET – 12/31/2009	TRANSFERRED	CONSOLIDATED
CURRENT ASSETS AND LONG-TERM RECEIVABLES	2,498,116	3,436,860
Cash and cash equivalents	7,183	11,412
Securities	1,751,992	1,938,473
Loan, lease and other credit operations	-	280,653
Other credits and other assets	738,941	1,206,322
Receivables from insurance operations	498,827	543,727
Sundry	240,114	662,595
PERMANENT ASSETS	-	206,880
TOTAL ASSETS	2,498,116	3,643,740
CURRENT AND LONG-TERM LIABILITIES	1,521,803	2,698,228
Deposits, funds from acceptance and issuance of securities and borrowings and onlending	-	93,049
Technical provision for insurance, pension plan and capitalization	1,323,763	1,647,196
Other liabilities	198,040	957,983

DEFERRED INCOME AND MINORITY INTEREST IN SUBSIDIARIES	-	7,372

STOCKHOLDERS’ EQUITY	976,313	938,140
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,498,116	3,643,740

STATEMENT OF INCOME – FROM 10/01/2009 TO 12/31/2009	TRANSFERRED	CONSOLIDATED
INCOME FROM FINANCIAL OPERATIONS	47,275	50,518
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	-	(7,657)
GROSS INCOME FROM FINANCIAL OPERATIONS	47,275	42,861
OTHER OPERATING INCOME (EXPENSES)	15,952	6,535
Banking service fees	-	17,527
Result from insurance, pension plan and capitalization operations	76,201	112,400
Personnel and other administrative expenses	(43,920)	(99,727)
Tax expenses	(16,333)	(22,466)
Other operating revenues (expenses)	4	(1,199)
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	63,227	49,396
INCOME TAX AND SOCIAL CONTRIBUTION	(21,287)	(4,445)
PROFIT SHARING	(2,037)	(10,195)
NET INCOME	39,903	34,756

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Report of Independent Auditors

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.
(former Itaú Unibanco Banco Múltiplo S.A.)

1
We have audited the accompanying balance sheets of Itaú Unibanco Holding S.A. (the “Bank”) and Itaú Unibanco Holding S.A. and subsidiaries (consolidated) as of December 31, 2009 and 2008, and the related statements of income, of cash flows and of value added for the years then ended, as well as the related statements of income, of changes in stockholders’ equity, of cash flows and of value added of the Bank for the years then ended and for the six-month period ended December 31, 2009. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management of the Bank and subsidiaries, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. (the “Bank”) and Itaú Unibanco Holding S.A. and subsidiaries (consolidated) at December 31, 2009 and 2008 and the consolidated results of operations, the consolidated cash flows and the consolidated value added for the years then ended, as well as the results of operations, changes in stockholders’ equity, cash flows and value added to the Bank’s operations for the years then ended and the six-month period ended December 31, 2009, in accordance with accounting practices adopted in Brazil.

São Paulo, February 8, 2010

PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

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ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23                 Listed company                NIRE. 35300010230
SUMMARY OF THE AUDIT COMMITTEE REPORT

Introduction

As established in its Charter (http://www.itau-unibanco.com.br – Investor Relations), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by both independent and internal auditors, and the quality and effectiveness of the internal controls and risk management systems of the Group. The assessments made by the Committee are based on information received from management, external auditors, internal auditors and those responsible for management of risks, internal controls and compliance.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with generally accepted accounting principles, the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados.

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and remote monitoring of risks.

Committee Activities

The Audit Committee of Itaú Unibanco Conglomerate met nine times in the second half of 2009, and five times in the beginning of 2010. At its latest working session in February, the Committee analyzed the financial statements as of December 31, 2009 and approved the Audit Committee Report on the activities carried out in the second half of 2009, and this Summary.

During the period, the Audit Committee made its annual self-assessment. This procedure had the purpose of measuring its adherence to the rules issued by Brazilian and US regulatory bodies, as well as to the international best practices regarding the organization and operation of audit committees. It was discussed and approved at the regular meeting held in December 2009, and was submitted to the Board of Directors in its February meeting.

Risk Management and Internal Controls System

The semi-annual reports required by the regulators and prepared by the Internal Audit, based on the Committee of Sponsoring Organizations of the Treadway Comission's (COSO) methodology, concluded that the Internal Controls System of Conglomerate is properly structured to ensure the effective management of the risks, operations and systems that generate financial reports.

The project that aims at preparing the Financial Conglomerate to comply with the New Basel Accord requirements was subject of interest by the Committee that was continuously updated accordingly.

In the Committee’s view, the approach that the Organization has adopted to prepare itself for the use of internal models as provided for by the New Basel Accord is well structured and the modeling and measures adopted to manage risks are, in general, firmly established and properly focused.

The Audit Committee of Itaú Unibanco Conglomerate, based on the information brought to its attention, considers positive the efforts that have been made to ensure the effectiveness of the existing internal controls systems and risk management.

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Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The work carried out by the Internal Audit and the reports prepared by the external auditors and by the Legal Compliance did not mention deficiencies in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Conglomerate.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial statements and of the financial reports.

In order to confirm the facts disclosed in this section, the Committee made a formal assessment of the work performed by the external auditors. It examined aspects related to the development of audits, the preparation and delivery of reports, and the independence and relationship of auditors with the Group and the Committee itself. The assessment was approved at the regular meeting of December 2009 and communicated to the Board of Directors.

Based on this assessment and on information provided by PricewaterhouseCoopers itself, the Committee did not identify any situations that could affect the objectivity and independence of the external auditors.

In the Committee’s assessment, the volume and quality of information provided by PricewaterhouseCoopers, which support the opinion on the integrity of the financial statements, is satisfactory.

Internal Audit

The Audit Committee oversaw the audit process, carried out by Internal Audit, through periodical meetings and approval of its Strategic and Tactical Planning, for the year 2009, and oversaw its performance.

In the period, the Committee performed the annual assessment of Internal Audit, analyzing, among others, aspects related to the structure, resources, professional development, responsibilities, independence, objectivity, performance and completion of audit work, as well as the relationship with the Audit Committee. The outcome of this process did not bring any concerns to the Committee’s attention.

The Committee evaluates the coverage and quality of the work performed by the internal auditors as satisfactory. The results presented during the Committee’s work sessions did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published in conjunction with the consolidated financial statements, as well as discussed the subject with PricewaterhouseCoopers and Management.

An evaluation was also made of the relevant accounting practices used by the Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with generally accepted accounting principles, Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados and Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with Management. During those meetings the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

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Conclusion

This Committee, with due consideration to its responsibilities and to the natural limitations of the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., as of December 31, 2009.

São Paulo, February 8, 2010.

The Audit Committee

Gustavo Jorge Laboissière Loyola - Chairman

Alcides Lopes Tápias

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

Tereza Cristina Grossi Togni – Financial Expert

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ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	Public company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having reviewed the financial statements for the year ended December 31, 2009, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, February 8, 2010.

IRAN SIQUEIRA LIMA
President

ALBERTO SOZIN FURUGUEM
Member

ARTEMIO BERTHOLINI
Member

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: February __, 2010	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
	Name:	Silvio Aparecido de Carvalho
	Title:	Chief Financial Officer